                                     [LOGO]

                        1,250,000 SHARES OF COMMON STOCK

    THIS IS A PUBLIC OFFERING OF OUR COMMON STOCK. THERE IS NO ESTABLISHED PUBLIC TRADING MARKET FOR OUR COMMON STOCK. THE PUBLIC OFFERING PRICE PER SHARE FOR OUR COMMON STOCK IS $10.25. SEE "UNDERWRITING" FOR THE FACTORS CONSIDERED IN DETERMINING THE PUBLIC OFFERING PRICE. THE PUBLIC OFFERING PRICE MAY NOT REFLECT THE MARKET PRICE OF OUR COMMON STOCK AFTER THE OFFERING.

                TRADING SYMBOL = NASDAQ NATIONAL MARKET--"CNBB"

    WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7, ALONG WITH THE REST OF THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                                                                          PER SHARE                TOTAL
                                                                    ---------------------  ---------------------

Public Price......................................................                 $10.25            $12,812,500

Underwriting Discount.............................................                   0.70                875,000

Proceeds to Us....................................................                   9.55             11,937,500

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF
     THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

    PLEASE NOTE THAT THESE SECURITIES:

    - ARE NOT BANK ACCOUNTS OR DEPOSITS;

    - ARE NOT FEDERALLY INSURED BY THE FDIC; AND

    - ARE NOT INSURED BY ANY OTHER STATE OR FEDERAL AGENCY.

    THE SHARES OF COMMON STOCK ARE BEING OFFERED BY THE UNDERWRITERS ON A FIRM COMMITMENT BASIS. THE UNDERWRITERS HAVE AN OPTION TO PURCHASE UP TO 187,500 ADDITIONAL SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS, IF ANY, ON THE SAME TERMS AND CONDITIONS AS SET FORTH ABOVE. SEE "UNDERWRITING."

                 [LOGO]

                                                         [LOGO]

                THE DATE OF THIS PROSPECTUS IS JANUARY 29, 1999

                                     [LOGO]

                            CORE & EXPANSION MARKETS

                                  [LOGO]

THIS PROSPECTUS CONTAINS STATEMENTS ABOUT THE FUTURE THAT MAY OR MAY NOT MATERIALIZE. WHEN WE USE WORDS LIKE "ANTICIPATE," "BELIEVE," "ESTIMATE," "MAY," "INTEND," OR "EXPECT," WE ARE SPECULATING ABOUT WHAT WILL HAPPEN IN THE FUTURE. THE OUTCOME MAY BE MATERIALLY DIFFERENT FROM OUR SPECULATIONS. WE BELIEVE THAT THE FACTORS IDENTIFIED IN THE RISK FACTORS SECTION OR ELSEWHERE IN THIS PROSPECTUS COULD CAUSE A DIFFERENT OUTCOME. THERE ALSO MAY BE OTHER FACTORS THAT COULD CAUSE A DIFFERENT OUTCOME.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION FROM THIS PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, THE EXHIBITS AND OUR CONSOLIDATED FINANCIAL STATEMENTS BEFORE YOU DECIDE TO PURCHASE THE STOCK. UNLESS OTHERWISE INDICATED, WE HAVE ADJUSTED ALL PER SHARE INFORMATION IN THIS PROSPECTUS FOR THE 2-FOR-1 STOCK SPLIT EFFECTIVE AUGUST 17, 1998. UNLESS OTHERWISE INDICATED, WE HAVE NOT ADJUSTED THE INFORMATION IN THIS PROSPECTUS TO ACCOUNT FOR THE UNDERWRITERS' EXERCISE OF THEIR OVER-ALLOTMENT OPTION.

                                  THE COMPANY

IN GENERAL

    We are a Florida corporation registered as a bank holding company. We conduct our principal business through our wholly-owned bank subsidiary, CNB National Bank, which accounts for almost all of our consolidated assets and revenues. CNB National Bank currently has eleven branches in six counties in Northeast Florida. As of September 30, 1998, we had consolidated assets of $290.6 million, loans of $176.6 million, deposits of $249.2 million, and stockholders' equity of $30.6 million, representing five year compound growth rates of 24.2%, 23.1%, 23.1% and 27.7%, in the respective categories. Net income for the nine months ended September 30, 1998 and for the year ended December 31, 1997, was $2.1 million and $3.0 million, respectively, as compared with $2.2 million and $2.3 million for the nine months ended September 30, 1997 and for the year ended December 31, 1996, respectively. For the five years ended December 31, 1997, the compound annual earnings growth rate was 43.1%. Through our bank subsidiary, we offer a full range of deposit services and loan products. See "Business--General."

MARKET OPPORTUNITY AND BUSINESS STRATEGY

    Over the past few years, the banking industry in Northeast Florida has experienced significant consolidation. Larger out-of-state institutions have bought many of the community banks we used to compete with. We believe that many middle-market corporate customers in Northeast Florida prefer to bank with community banks, rather than with large, centralized institutions. We believe that we offer more personalized service and that we can respond to changes in our markets more quickly than large, centralized organizations. See "Business--Evolution of the Florida Banking Market."

    One example of the recent consolidation in the banking industry in Northeast Florida occurred in January 1998 when Barnett Banks, Inc., which was a $40 billion institution headquartered in Jacksonville, was merged into NationsBank Corp. NationsBank, now BankAmerica Corporation, is a super-regional bank headquartered in Charlotte, North Carolina. This merger has allowed us to attract some of Barnett's customers who prefer dealing with a bank that is locally owned and operated. We believe that we can continue to benefit from that merger by offering our more personalized products and services to Barnett's historical customer base. See "Business--Evolution of the Florida Banking Market."

    We plan to capitalize on the consolidation of the Florida banking industry by entering the Jacksonville market, which consists of Jacksonville, St. Augustine, Orange Park, Ponte Vedra Beach, the Jacksonville Beaches, Fernandina Beach and Amelia Island, included in the four counties of Nassau, Clay, Duval and St. Johns. We believe that the expansion into the Jacksonville market presents an attractive expansion opportunity for us. It is a natural extension of our current operations, as it is geographically continguous to our current markets. The population of the market has grown approximately 13.3% since 1990. The current population exceeds one million people and is expected to grow to approximately 1.2 million people by 2010. We have recently hired key employees who have banking experience in the Jacksonville market, and we anticipate that we will begin lending activities in Jacksonville during the first quarter of 1999.

    We are in the process of acquiring a site in Jacksonville, using currently available funds, where we plan to construct our new headquarters. We are raising capital in this offering to support our planned expansion within our existing banking offices, as well as the potential acquisition of existing branches and smaller banks and thrifts as opportunities become available. The offering should also provide a more active trading market for our common stock, which may facilitate mergers or acqusitions with banking institutions that would be interested in a tax-free combination.

    We plan to further capitalize on the opportunities created by recent bank consolidations by expanding our existing operations in the Gainesville market, which consists of Gainesville and the surrounding Alachua County. We entered the Gainesville market in 1996 when we acquired two branches in connection with our merger with Riherd Bank Holding Company, and we believe that we can continue to expand successfully in the Gainesville market. The population of the Gainesville market has grown approximately 14.3% since 1990. The city is the home of the University of Florida, which in the fall of 1998 had approximately 46,000 full-time students and facility. See "Business--Demographics of Core and Expansion Markets."

    We also plan to expand our loan and deposit base in our core market, which consists of Columbia, Suwannee, Baker, Bradford and Union Counties. Presently, we hold a combined market share of 27% in the counties that comprise our core market. The population of our core market has grown approximately 21.7% since 1990. During the same period, Florida's growth rate was approximately 13.7%.

    During 1998 we invested in our infrastructure to take advantage of opportunities created by consolidation of the banking industry in our region. We anticipate this investment will continue in 1999. The expenses associated with expansion are expected to negatively impact earnings until our projected growth increases revenues. We believe we can increase profitability and shareholder value by:

    - Capitalizing on opportunities in the Jacksonville and Gainesville markets created by recent bank consolidation;

    - Expanding the loan and deposit base in our core markets;

    - Improving our loan to deposit ratio while maintaining high asset quality;

    - Increasing non-interest income; and

    - Providing quality community banking services in our existing and expansion markets.

See "Business--Business Strategy."

EXPANSION HISTORY

    CNB National Bank was formed in 1986 and the holding company in 1987 to take advantage of expansion opportunities. Since our formation in 1987, we have expanded and now have offices in six counties in Northeast Florida. In 1988, we organized Citizens Bank of Live Oak, which was merged into CNB National Bank in November 1992. We expanded by opening new branches, by buying branches from other banks, and by merger with other bank holding companies. Our acquisitions, as well as their years of completion, are summarized as follows:

                                                                                            DEPOSITS
           ACQUISITIONS                                                         YEAR      ACQUIRED (1)
           -----------------------------------------------------------------  ---------  ---------------

-          Acquired one branch from Anchor Saving Bank......................       1992  $  10.9 million

-          Acquired two additional branches from Anchor.....................       1993  $  48.9 million

-          Merged with Bradford Bankshares (1 branch).......................       1994  $  11.9 million

-          Riherd Bank Holding Company merged with us
           (3 branches).....................................................       1996  $  43.4 million

------------------------

(1) Represents deposits at the time of acquisition.

    We now have a total of eleven branches in the Northeast Florida counties of Columbia, Suwannee, Baker, Bradford, Union and Alachua. See "Business--Company Properties."

                                  THE OFFERING

Common Stock Outstanding as of
  December 10, 1998.............  4,856,770 shares

Common Stock Offered by Us......  1,250,000 shares (1)

Common Stock to be Outstanding
  after the Offering............  6,106,770 shares (1) (2)

Use of Proceeds.................  To increase capital to support internal and external expansion and for general corporate purposes.

Nasdaq National Market Symbol...  The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CNBB."

------------------------

(1) Excludes 187,500 shares of Common Stock issuable upon full exercise of the Underwriter's overallotment option.

(2) Excludes 359,766 shares of Common Stock issuable under stock options granted by the Company, 179,884 of which are currently exercisable.

                         SUMMARY OF RECENT DEVELOPMENTS

    Data set forth below as of or for the year ended December 31, 1998 is derived from the unaudited consolidated financial statements of the Company. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such results for the unaudited period have been made. The selected historical financial data set forth below as of December 31, 1997 and for the year then ended is derived in part from the audited consolidated financial statements of the Company and is qualified in its entirety by and should be read in conjunction with, the audited consolidated financial statements as of and for the year ended December 31, 1997, including the notes thereto, included elsewhere in this prospectus.

                                                                                          YEARS ENDED DECEMBER
                                                                                                  31,
                                                                                         ----------------------
                                                                                            1998        1997
                                                                                         ----------  ----------
SUMMARY OF OPERATIONS:
(DOLLARS IN THOUSANDS)
Net Income.............................................................................      $2,679      $2,975
PER COMMON SHARE (1):
Basic Earnings.........................................................................      $ 0.55      $ 0.69
Weighted Average Shares Outstanding....................................................   4,856,770   4,327,534
BALANCE SHEET DATA:
(DOLLARS IN MILLIONS)
Total Assets...........................................................................      $311.6      $273.3
Total Loans............................................................................       187.0       159.6
Total Deposits.........................................................................       265.1       231.4

------------------------

(1) Per share data figures reflect the two-for-one stock split effective August 17, 1998.

    Net income for the year ended December 31, 1998 was $2.7 million, $296,000 lower than net income for the year ended December 31, 1997. Basic earnings per share for the year ended December 31, 1998 were $0.55 versus $0.69 for the year ended December 31, 1997.

    The decline in 1998 earnings is essentially attributable to two factors. Increased personnel costs, primarily related to the Company's expansion plans, resulted in an increase in noninterest expense. See "Business--Business Strategy." The second factor was a decision on the part of management to increase the provision for loan losses in order to bring the allowance for loan losses at December 31, 1998 to a level approximately equal to 1.00% of the loan portfolio.

    Per share earnings for 1998 were also adversely impacted by the completion of the Company's Rights Offering in July 1997. As a result of the offering weighted average shares outstanding for the year ended December 31, 1998 increased to 4,856,770, 12% higher than 4,327,534 for the year ended December 31, 1997.

    Total assets increased to $312 million at December 31, 1998 from $273 million at December 31, 1997. Total loans increased from $160 million at December 31, 1997 to $187 million at December 31, 1998. The growth in assets was funded primarily through an increase in deposits, from $231 million at December 31, 1997 to $265 million at December 31, 1998.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table presents a summary of selected financial information which you should read together with our financial statements and the notes thereto included elsewhere in this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                         NINE MONTHS
                                                            ENDED
                                                      SEPTEMBER 30, (1)                  YEARS ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)       1998       1997       1997       1996       1995       1994       1993
---------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
SUMMARY OF OPERATIONS:
Interest Income....................................  $  15,666  $  14,400  $  19,420  $  15,090  $  12,745  $  10,303  $   6,772
Interest Expense...................................      6,992      6,416      8,663      6,612      5,966      4,632      2,698
Net Interest Income................................      8,674      7,984     10,757      8,478      6,779      5,671      4,074
Provision for Loan Losses..........................        400        330        440        335        230        125        173
Noninterest Income.................................      1,716      1,619      2,153      1,777      1,478      1,330      1,180
Noninterest Expense................................      6,835      5,848      7,914      6,360      5,172      4,819      3,734
Net Income.........................................      2,067      2,235      2,975      2,313      1,841      1,326        707
Dividends Paid.....................................        729        426        620        379        295        131         --
PER COMMON SHARE:(2)
Basic Earnings.....................................  $    0.43  $    0.54  $    0.69  $    0.67  $    0.56  $    0.43  $    0.28
Diluted Earnings...................................       0.42       0.53       0.68       0.65       0.55       0.43       0.28
Book Value.........................................       6.29       5.86       5.98       5.08       4.50       3.94       3.69
Tangible Book Value................................       6.00       5.52       5.66       4.63       4.22       3.61       3.23
Dividends..........................................       0.15       0.10       0.14       0.11       0.09       0.04       0.00
Weighted Average Shares Outstanding................  4,856,770  4,152,656  4,327,534  3,478,248  3,279,466  3,088,114  2,503,216
Diluted Weighted Average Shares Outstanding........  4,969,978  4,211,864  4,406,616  3,547,390  3,338,674  3,136,744  2,549,122
BALANCE SHEET DATA:
Assets.............................................  $ 290,566  $ 266,158  $ 273,331  $ 254,945  $ 176,733  $ 168,512  $ 149,561
Total Loans, Net...................................    175,020    157,168    158,154    147,428    101,403     85,220     65,010
Total Deposits.....................................    249,173    229,593    231,444    226,824    159,003    152,612    136,870
Long-Term Debt.....................................         --      1,750      1,450      2,650        950      1,700      2,000
Short-Term Borrowings..............................      7,635      4,172      9,157      3,766         --         --         --
Shareholders' Equity...............................     30,555     28,370     29,025     19,669     14,754     12,927      9,229
SELECTED FINANCIAL RATIOS:
Return on Average Assets...........................       0.97%      1.16%      1.14%      1.14%      1.06%      0.81%      0.67%
Return on Average Equity...........................       9.27      13.30      12.38      13.88      13.24      11.28       8.09
Dividend Payout....................................      34.88      18.52      20.29      16.54      16.07       8.70         --
Efficiency (3).....................................      65.78      60.90      61.30      62.02      62.64      68.83      71.07
Net Interest Margin (4)............................       4.47       4.53       4.52       4.59       4.30       3.79       4.35
Net Interest Spread (5)............................       3.79       3.94       3.90       4.03       3.76       3.43       3.95
ASSET QUALITY RATIOS:
Net Charge-offs to Average Loans...................       0.23%      0.21%      0.22%      0.22%      0.12%      0.20%      0.09%
Allowance to Period End Loans......................       0.91       0.93       0.94       0.94       0.92       0.96       1.05
Allowance for Loan Losses to
Nonperforming Loans................................     145.37     111.17     124.27     441.77     178.15      96.73     204.14
Nonperforming Assets to Total Assets...............       0.61       0.53       0.56       0.16       0.37       0.54       0.33
CAPITAL RATIOS:
Tier 1 Leverage Ratio..............................       9.92%     10.13%     10.20%      7.25%      7.87%      7.56%      5.89%
Risk-Based Capital
  Tier 1...........................................      16.58      17.30      17.70      12.60      13.70      14.00      12.40
  Total............................................      17.51      18.24      18.67      13.58      14.90      15.30      13.90
Average Equity to Average Assets...................      10.51       8.70       9.22       8.24       7.99       7.18       8.27
OTHER DATA:
Banking Locations..................................         11         11         11         10          7          7          6
Full-time Equivalent Employees.....................        151        141        144        134         95         87         73

------------------------------

(1) Ratios, where appropriate, are presented on an annualized basis.

(2) Per share data figures reflect the two-for-one stock split effective August 17, 1998. Share information has been adjusted for years 1993 and 1994 to account for the exchange ratio used in the merger with Bradford Bankshares, Inc. Each share of common stock of the previous CNB, Inc. was converted into
    1.5384 shares of stock in the continuing company effective April 1, 1994. Prior to this adjustment, earnings per share for 1993 and 1994 were $0.43 and $0.46, respectively.

(3) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

(4) Net interest margin is net interest income divided by total average earning assets.

(5) Net interest spread is the difference between the average yield on average earning assets and the average yield on average interest bearing liabilities.

                                  RISK FACTORS

    An investment in our common stock involves risk. Before you buy any common stock in this offering, you should consider carefully the factors outlined below. In addition to the following factors, you should consider the other information contained in this prospectus and the information that we refer you to.

GENERAL RISKS OF EXPANDING AND MANAGING GROWTH

    We intend to grow aggressively for the foreseeable future. We plan to add at least five more branches within the next two years and potentially acquire other community banks. Our ability to, among other things, identify suitable sites for our new offices, integrate acquired operations, build our customer base, manage credit risks, control costs, provide competitive products and services, attract, motivate and retain qualified bank management and maintain adequate capital will affect our future results of operations. See "Business--Business Strategy."

    We may not be able to increase the volume of our loans and deposits at acceptable risk levels and upon acceptable terms. The expansion process may divert management time and resources. Integrating newly established offices also may cause disruption and unexpected expenses. We may not be able to integrate successfully, or to operate profitably, any newly established or acquired office.

    We have hired additional personnel to facilitate our expansion efforts. We will need to hire more personnel in 1999. These additions have had a negative impact on earnings and are expected to continue to negatively impact future earnings until and unless we generate sufficient additional net interest income, fee income, deposits and loan growth, which we cannot be certain that we will be able to do.

ABILITY TO FIND SUITABLE SITES FOR EXPANSION

    We plan to expand by opening new branches, but we also may buy existing branches from other financial institutions. If we decide to buy existing branches, we will have to compete with other bidders for the branches. The other bidders may have more financial resources and may outbid us. If we cannot find suitable sites for our new locations, we may not be able to expand successfully.

GREATER COMPETITION IN JACKSONVILLE AND GAINESVILLE MARKETS

    The Jacksonville and Gainesville markets include competitors who have more financial and operational resources than we do. Some of these competitors may have a better understanding of the Jacksonville and Gainesville markets. When we expand our operations in these markets, we may not be able to build a customer base and compete successfully in the new markets.

NEED FOR QUALIFIED PERSONNEL IN JACKSONVILLE AND GAINESVILLE MARKETS

    Because we believe local management will drive the success of our business strategy, we will give significant local decision-making authority to the senior officers and managers in our new locations. When we expand in the Gainesville market and enter the Jacksonville market, we will need to hire additional, well-trained, senior management and other employees. We cannot be certain that we can hire the necessary qualified management personnel in the Jacksonville and Gainesville markets. Failure to hire the right people in the Jacksonville and Gainesville markets could materially adversely affect our business, future prospects, financial condition or results of operations.

INCREASING COMPETITION

    We compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, have larger branch networks and are able to offer a broader range of products and services than we do.

    Recent changes in the law have increased competition among financial institutions. Such changes have enabled out-of-state financial institutions to enter the Florida market. Recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. The United States Congress or the Florida Legislature or the applicable bank regulatory agencies could pass laws or rules that may further increase competition. If we are unable to compete effectively for deposit, loan and other banking services with customers in our markets, it will materially adversely affect our business, future prospects, financial condition and results of operations. See "Business--Competition."

    Competition from credit unions for deposits and loans may increase. Credit unions are not-for-profit cooperative lending organizations that are not subject to certain federal taxes and fees or the Community Reinvestment Act that we are subject to. As a result of their lower operating costs, they may be able to offer slightly higher interest rates on deposit accounts and slightly lower interest rates on consumer loans. In August 1998, Congress passed a law that loosened the membership restrictions that previously required credit unions to serve a limited number of customers who share common employers or professions. The new law may increase credit unions' competitive advantage.

DEPENDENCE ON KEY PERSONNEL

    We are, and for the foreseeable future will be, dependent upon the services of K.C. Trowell, our Chief Executive Officer, as well as certain other senior executive officers and managers. We do not maintain key person life insurance with respect to any of our officers. The loss of key individuals could materially adversely affect our business, future prospects, financial condition or results of operations. See "Management."

CREDIT RISK AND LOAN CONCENTRATION; ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

    Making any loan involves risks, including risks resulting from changes in economic and industry conditions, associated with the creditworthiness of individual borrowers, and resulting from uncertainties as to the future value of collateral.

    Commercial loans do not comprise the bulk of our loans in our core markets. We will need to increase our commercial lending in order to meet our expansion goals. We expect to focus our commercial lending on loans to small and medium-sized businesses, which may result in a large concentration of loans to such businesses. Our management will try to minimize our credit exposure by carefully monitoring the concentration of loans within specific industries and by using prudent loan approval procedures. However, such monitoring and procedures may not reduce lending risks. Additionally, as we expand into new geographic markets, our credit administration and loan underwriting policies will have to adapt to the local lending and economic environments. We cannot be certain that our credit administration personnel, policies and procedures can adequately adapt to the new geographic markets.

    We establish our allowance for loan losses after considering a wide variety of factors. We will maintain the allowance at a level that management considers adequate to cover inherent loan losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates. Such changes may be beyond our control and losses may exceed current estimates. Although we believe that the allowance for loan losses is adequate to absorb losses on any existing loan that may become uncollectible, we cannot be certain that the allowance will be enough to cover actual loan losses in the future. See "Management's Discussion and Analysis--Results of Operations."

    If we do not adapt our credit policies and procedures to changes in the market on an adequate and timely basis, or provide sufficient oversight to our lending activities, then nonperforming assets could increase. An increase in nonperforming assets would cause operating losses, impair liquidity and erode capital, and could materially adversely affect our business, future prospects, financial condition or results of operations.

GEOGRAPHIC CONCENTRATION OF REAL ESTATE LOANS

    On September 30, 1998, real estate loans, which include residential mortgages and construction and commercial loans secured by real estate, comprised 75.0% of our total loan portfolio, net of deferred loan fees. We presently generate all of our real estate mortgage loans in Northeast Florida. Therefore, conditions of the Northeast Florida real estate market could strongly influence the level of our non-performing mortgage loans and our results of operations and financial condition. Changes in general or local economic conditions, changes in government rules or policies, and the availability of loans to potential purchasers, among other things, affect real estate values and the demand for mortgages and construction loans. In addition, Florida is vulnerable to certain natural disaster risks, such as floods, hurricanes and tornadoes, which borrowers' standard hazard insurance policies typically do not cover. Uninsured disasters may prevent borrowers from repaying the loans we have made. The existence of adverse economic conditions, declines in real estate values or the occurrence of natural disasters in Florida could materially adversely affect our business, future prospects, financial condition or results of operations. In addition, loans secured by real estate subject us to risks associated with environmental regulation. See "Management's Discussion and Analysis--Financial Condition" and "Business--Loan Products and Lending Policy." In the event our measures are inadequate, failures of our systems or the systems of our borrowers or third party vendors could materially adversely impact our business, future prospects, financial condition or results of operations.

YEAR 2000 ISSUES

    Many companies, including financial institutions like our bank subsidiary, face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and erroneously compute payments, interest charges or delinquencies accordingly. Year 2000 issues relate to our computer hardware and software systems and other devices employing computer chips as well as those of our third party vendors. We are currently identifying and correcting the software applications and hardware devices that we expect this issue to impact. We expect to complete substantially all of the computer system and application changes by the end of 1998. However, we cannot assume that all necessary modifications will be identified and corrected, and unforeseen difficulties or costs may arise. In addition, we cannot assure that our systems, or the systems of the companies that we rely on, will be modified on a timely basis. The failure of another company to properly modify its systems may negatively impact our systems or operations. See "Management's Discussion and Analysis--Year 2000."

    Year 2000 issues also may negatively affect the businesses of some of our customers. Any financial difficulties incurred by our customers in solving Year 2000 issues could negatively affect their ability to repay loans that we extended. The failure or delay of our customers or other third parties in addressing the Year 2000 issue could materially adversely affect our business, future prospects, financial condition, or results of operations. In addition, public overreaction to Year 2000 issues also could adversely affect us. See "Management's Discussion and Analysis--Year 2000."

IMPACT OF GOVERNMENT REGULATION

    As a registered bank holding company, we are subject to the supervision of, and regular examination by, the Federal Reserve Board. Our bank subsidiary is a national banking association, which is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. In addition, we are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect our operations and management and our ability to distribute dividends. These regulations protect and benefit depositors and customers rather than our shareholders.

    We are subject to future legislation and government policy, including bank deregulation and interstate expansion, which could materially adversely affect the banking industry as a whole, including our operations. We must receive prior regulatory approval before we can establish new branches or acquire another bank. If we cannot obtain regulatory approvals of our expansion plans, then our business, future prospects, financial condition or results of operations could be materially adversely affected. See "Supervision and Regulation."

INTEREST RATE RISK

    Our results of operations are directly affected by levels of, and fluctuations in, interest rates. Changes in interest rates could reduce our net interest income, reduce gains from loan sales, result in higher loan losses, and reduce loan originations and corresponding loan servicing income.

    A substantial and/or sustained increase in interest rates could prevent us from originating or selling loans with returns consistent with past practices. It could also prevent borrowers with variable rate loans from meeting scheduled debt service requirements. A rapid increase or decrease in interest rates could materially adversely affect our net interest margin, future prospects, financial condition or results of operations because of imbalances in the maturities of our assets and liabilities and the mix of our adjustable and fixed rate loans.

    Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various government and regulatory authorities. Changes to the discount rate by the Federal Reserve Board usually lead to corresponding interest rate changes, which affect our interest income, interest expense and the value of our investment portfolio. Also, governmental policies, such as the creation of a tax deduction for individual retirement accounts, can alter the rate of savings and affect the costs of funds. The nature, timing and effect on us and our results of operations of any future changes in federal monetary and fiscal policies are not predictable. Such changes could materially adversely affect our business, future prospects, financial condition or results of operation. See "Management's Discussion and Analysis--Financial Condition."

POTENTIAL FLUCTUATION IN QUARTERLY RESULTS AND VOLATILITY OF STOCK PRICE

    The trading price of our common stock could fluctuate significantly in response to quarterly variations in our actual or anticipated operating results, changes in general market conditions and other factors. In particular, we cannot forecast our quarterly revenues with complete accuracy and we base our expense levels in part on our expansion plans in anticipation of revenues generated from loan growth and new branch locations. If revenue levels are below expectations, we may not be able to reduce expenses proportionately on a timely basis and operating results probably would be adversely affected. Before we fully implement our business strategy, period to period comparisons of our results may not be meaningful and you should not rely on them to predict future performance. In some future quarter our operating results may be below the expectations of public market analysts and investors, which may materially adversely affect the market price of our common stock. In recent years, significant price and volume fluctuations have occurred in the stock prices of companies that often have been unrelated or disproportionate to their operating performance. The market price of our common stock may not stay at or above the initial public offering price.

UNPREDICTABLE ECONOMIC CONDITIONS

    Economic and political conditions, both domestic and international, and governmental monetary policies affect commercial banks and other financial institutions. Conditions such as inflation, recession, unemployment, volatile interest rates, restricted money supply, scarce natural resources, international disorders and other factors beyond our control may adversely affect our profitability.

    General economic conditions in Florida, both in our current markets and the Jacksonville and Gainesville markets, will significantly determine our success. A prolonged economic dislocation or recession, whether in Florida generally or in any or all of our markets, could cause our non-performing assets to increase, which could cause operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including natural disasters such as hurricanes, floods or tornadoes, or a prolonged downturn in the various industries upon which the economies of Florida and/or our particular markets depend. Future adverse changes in the Florida economy or our local markets could materially adversely affect our business, future prospects, financial condition or results of operations.

IMPACT OF TECHNOLOGICAL ADVANCES

    The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. Management believes this trend will continue. Our ability to use technology to provide products and services that will satisfy customer demands for convenience, as well as to enhance efficiencies in our operations, may influence our success. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Management believes that keeping pace with technological advances is important, as long as it does not adversely impact our emphasis on personalized services. While we seek to improve our capacity to use technological innovations, our strategy is based on the belief that customer demand for personal contact and strategically placed branch offices will continue for the foreseeable future. Thus, we are continuing to expand our branch network and to provide customers ready access to qualified personnel at a time when many banks are consolidating their branch networks and automating customer responses. We cannot be certain this strategy will succeed. Technological advances of our competitors may result in the loss of customer relationships.

    The sophistication of our business requires us to use thorough and accurate management information systems. If we fail to effectively implement, maintain, update and use updated management information systems, it could prevent us from recognizing in a timely manner any deterioration in the performance of our business. Many of our competitors have substantially greater resources to invest in technological and infrastructure improvements. We cannot assure that we can implement new technology-driven products and services effectively or that we can market successfully such products and services to our clients. Our failure to acquire, implement or market new technology could materially adversely affect our business, future prospects, financial condition or results of operations.

COMMON STOCK IS NOT AN INSURED BANK DEPOSIT

    Shares of our common stock are not deposits, savings accounts or other obligations and are not guaranteed by us or any other entity. They will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency and may not be used as collateral to secure a loan from us or any of our affiliates. See "Description of the Company's Capital Stock."

BROAD DISCRETION IN USE OF PROCEEDS

    We will have broad discretion in the application of the net proceeds from this offering. Upon closing of the offering, we intend to contribute a significant amount of the net proceeds to the capital of our bank subsidiary to support future growth of its business. The remainder of the net proceeds will be applied in the future as needed to implement our expansion strategy. We intend to accomplish our expansion primarily by opening additional branches in Jacksonville and Gainesville, but we also could acquire one or more existing financial institutions or branches of other financial institutions. The timing and specific application of the net proceeds will remain in the discretion of our management. You will not have the opportunity to evaluate the economic, financial and other relevant information that we will use to determine the application of the proceeds. See "Use of Proceeds."

NO ESTABLISHED TRADING MARKET

    Because all of our common stock has been closely held prior to this offering, only a limited market for our common stock exists and an active public trading market for our common stock may not develop after the offering. If a market develops, it may not be substantial. We have applied to have our common stock listed on the Nasdaq National Market. A condition of the initial qualification for quotation of our common stock is the presence of three market makers, and a condition of the continued qualification is the presence of two market makers. The underwriters have advised us that they intend to make a market in our common stock following the completion of this offering so long as the volume of trading activity and certain market-making considerations justify their doing so. We cannot be certain that there will be three or more market makers for our common stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those prices, subject to securities laws and regulatory constraints. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited. Under such circumstances, you could have difficulty disposing of your shares of our common stock on short notice. You should not view our common stock as a short-term investment.

    The public offering price of our common stock was determined by negotiations between us and the underwriters. Our common stock may trade at a different price after the offering. We cannot be certain whether you will be able to sell your shares of our common stock at or above the price at which you bought them. See "Market for Common Stock" and "Underwriting."

ABILITY TO PAY DIVIDENDS; POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES

    We conduct our principal business through our national bank subsidiary. Although we hold all of the outstanding capital stock of our bank subsidiary, we are a separate and distinct legal entity. In the future, we may issue securities that have an equal or greater dividend preference to the common stock. Our ability to pay dividends on our common stock depends significantly on the ability of our bank subsidiary to pay dividends to us in amounts sufficient to service our obligations. Such obligations may include an obligation to make any payments with respect to securities issued in the future which have an equal or greater dividend preference to the common stock. In addition, our bank subsidiary may issue additional capital stock or incur indebtedness. See "Dividends."

    The regulations of the Office of the Comptroller of the Currency, regulatory capital levels and the net income of our bank subsidiary, determine its ability to pay dividends or make other capital distributions. See "Supervision and Regulation."

IMMEDIATE DILUTION

    You will incur immediate dilution in the net tangible book value of your shares of common stock following this offering. Current shareholders will receive a substantial increase in the book value of their shares. If we issue additional shares of our common stock in the future, including shares that may be issued in connection with acquisitions, you may experience further dilution in the net tangible book value per share of your common stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

    Approximately 1,642,014 shares of our common stock issued and outstanding are subject to the volume limitations and the manner of sale restrictions of Rule 144 of the Securities Act. Sales of these shares may have a depressive effect on the price of our common stock in the market.

    Our executive officers and directors, the affiliates of each, and our shareholders owning more than 5% of our common stock, which collectively hold all of the foregoing shares of our common stock subject to Rule 144, have agreed not to sell, contract to sell or otherwise dispose of any of our common stock for a period of 180 days after the completion of this offering.

                                USE OF PROCEEDS

    The net proceeds to CNB, Inc. (the "Company") from this offering (the "Offering"), after deducting the underwriting discount and estimated expenses, are projected to be approximately $11.4 million (approximately $13.2 million if the Underwriters' over-allotment option is exercised in full). The Company intends to contribute approximately $10 million of the net proceeds to the capital of CNB National Bank (the "Bank") to support its growth strategies, and the remainder of the net proceeds will be used by the Company to support future expansion of the Bank or for general corporate purposes.

                                    DILUTION

    The net tangible book value of the common stock of the Company, $.01 par value (the "Common Stock") as of September 30, 1998, was $29.1 million, or $6.00 per share. Net tangible book value per share represents the equity of the Company's stockholders, less intangible assets, divided by the number of shares of Common Stock outstanding. The dilution of the net tangible book value per share represents the difference between the amount per share paid by purchasers of Common Stock in this Offering and the pro forma net tangible book value (liquidation value) per share of Common Stock immediately after completion of this Offering. After (i) giving effect to the sale by the Company of 1,250,000 shares of Common Stock offered hereby at the public offering price of $10.25 per share and the application of the estimated net proceeds therefrom, and (ii) deducting the estimated underwriting discount and offering expenses payable by the Company, the pro forma net tangible book value of the Company as of September 30, 1998, would have been $40.6 million, or $6.65 per share. This represents an immediate increase in net tangible book value of $0.65 per share to existing investors and an immediate dilution in net tangible book value of $3.60 per share to new investors purchasing Common Stock in this Offering, as illustrated in the following table:

Public offering price per share...............................             $   10.25
Net tangible book value per share before this Offering........       6.00
Increase in net tangible book value per share attributable to
  new investors...............................................       0.65
                                                                      ---
Pro forma net tangible book value per share after this
  Offering....................................................                  6.65
                                                                           ---------
Dilution between offering price and net tangible book value
  per share...................................................             $    3.60
                                                                           ---------
                                                                           ---------

    The following table summarizes, on a pro forma basis, as of September 30, 1998, the tangible book value of the outstanding shares and the total consideration and average price paid per share by the new investors for the shares purchased in this Offering:

                                                                                       TANGIBLE EQUITY
                                                                 SHARES (1)             (IN THOUSANDS)        AVERAGE
                                                           -----------------------  ----------------------  -----------
                                                             NUMBER      PERCENT     AMOUNT      PERCENT     PER SHARE
                                                           ----------  -----------  ---------  -----------  -----------
Shareholders at September 30, 1998.......................   4,856,770          80%  $  29,142          72%   $    6.00
New Investors............................................   1,250,000          20      11,438(2)         28      10.25
                                                           ----------         ---   ---------         ---
Total....................................................   6,106,770         100%  $  40,580         100%   $    6.65
                                                           ----------         ---   ---------         ---
                                                           ----------         ---   ---------         ---

------------------------

(1) Does not include total shares of Common Stock issuable upon exercise of outstanding stock options. See "Management--Employee Benefits."

(2) Net of underwriting discount of $875,000 and estimated offering expenses of approximately $500,000.

                            MARKET FOR COMMON STOCK

    Prior to this Offering, there has been no public market for the Common Stock, and only isolated, privately negotiated sales of the Common Stock have occurred. The Company had 545 shareholders and 4,856,770 shares of Common Stock outstanding as of November 30, 1998. The members of the Board of Directors own or control 1,632,642 shares of Common Stock which represents 34% of the shares of Common Stock outstanding. In July 1997, the Company consummated a rights offering whereby it sold 968,960 additional shares of Common Stock to existing shareholders at $7.00 per share (the "Rights Offering"), as adjusted for the 2-for-1 stock split effective August 17, 1998. Those transactions may not be representative of the value of the Common Stock.

    The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CNBB." One of the requirements for initial listing is the presence of three market makers and a requirement of continued listing is the presence of two market makers. There can be no assurance that an active and liquid trading market for the Common Stock will develop or be maintained or that quotation of the Common Stock will be available on the Nasdaq National Market as contemplated.

                                   DIVIDENDS

    Since 1993, the Company has paid the following annual amounts on a per share basis as dividends to its shareholders:

YEAR                                                                         AMOUNT PER SHARE
---------------------------------------------------------------------------  -----------------
1998.......................................................................               $.20
1997.......................................................................                .14
1996.......................................................................                .11
1995.......................................................................                .09
1994.......................................................................                .04
1993.......................................................................                 --

    The Board of Director's dividend policy is to review the Company's financial performance, capital adequacy, cash resources, regulatory restrictions, economic conditions and other factors, and if the results of such review are favorable, to declare and pay a cash dividend. The Company's current quarterly dividend is $.05 per share. The ability of the Company to pay dividends will depend on the profitability of the Bank, the need to retain or increase capital, and the dividend restrictions imposed upon the Bank by applicable banking law. See "Supervision and Regulation." Although the Company anticipates payment of a regular quarterly cash dividend, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated.

                                 CAPITALIZATION

    The following table, which should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto (the "Financial Statements") contained elsewhere in this Prospectus, presents the capitalization of the Company at September 30, 1998, on an actual basis and as adjusted for the issuance of 1,250,000 shares of Common Stock offered by the Company hereby and application of the estimated net proceeds therefrom.

                                                                                             SEPTEMBER 30, 1998
                                                                                          ------------------------
                                                                                                          AS
                                                                                           ACTUAL     ADJUSTED(1)
                                                                                          ---------  -------------
                                                                                             (DOLLARS)IN THOUSANDS
Shareholders' equity:
  Preferred Stock, $.01 par value; 500,000 shares authorized; no shares issued and
    outstanding.........................................................................         --           --
  Common Stock, $.01 par value, 10,000,000 shares authorized; 4,856,770 shares issued
    and outstanding, 6,106,770 shares as adjusted(2)....................................  $      49    $      61
  Additional Paid-in Capital............................................................     19,465       30,890
  Retained earnings.....................................................................     10,594       10,594
  Unrealized gain on investment securities available for sale, net of taxes.............        447          447
                                                                                          ---------  -------------
      Total shareholders' equity........................................................  $  30,555    $  41,992
                                                                                          ---------  -------------
                                                                                          ---------  -------------
Capital Ratios:
  Total risk-based capital ratio........................................................       17.5%        24.1%
  Tier I risk-based capital ratio.......................................................       16.6%        23.2%
  Leverage ratio........................................................................        9.9%        13.9%

------------------------

(1) At the public offering price of $10.25 per share and assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Does not include 144,334 shares issuable as of September 30, 1998, at prices ranging from $3.06 per share to $7.00 per share upon exercise of currently exercisable outstanding options. See "Management."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The information presented below for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is derived in part from the Company's audited financial statements. The information for the nine months ended September 30, 1998 and 1997 is derived in part from the Company's unaudited financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for any other interim period or for the entire year ending December 31, 1998. This information does not purport to be complete and should be read in conjunction with the Company's Financial Statements appearing elsewhere in this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,                     YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE       ------------------------  --------------------------------------------------
  DATA)                                             1998         1997         1997         1996         1995         1994
-----------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
SUMMARY OF OPERATIONS:
Total Interest Income..........................  $    15,666  $    14,400  $    19,420  $    15,090  $    12,745  $    10,303
Total Interest Expense.........................       (6,992)      (6,416)      (8,663)      (6,612)      (5,966)      (4,632)
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                       8,674        7,984       10,757        8,478        6,779        5,671
Provision for Loan Losses......................         (400)        (330)        (440)        (335)        (230)        (125)
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Net Interest Income After Provision for Loan
  Losses.......................................        8,274        7,654       10,317        8,143        6,549        5,546
Noninterest Income.............................        1,716        1,619        2,153        1,777        1,478        1,330
Noninterest Expense............................       (6,835)      (5,848)      (7,914)      (6,360)      (5,172)      (4,819)
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Income Before Taxes and Cumulative Effect of
  Change in Accounting Principle...............        3,155        3,425        4,556        3,560        2,855        2,057
Income Taxes...................................       (1,088)      (1,190)      (1,581)      (1,247)      (1,014)        (731)
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Net Income Before Cumulative
  Effect of Change in Accounting Principle.....        2,067        2,235        2,975        2,313        1,841        1,326
Cumulative Effect of Change in Accounting
  Principle....................................           --           --           --           --           --           --
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Net Income.....................................  $     2,067  $     2,235  $     2,975  $     2,313  $     1,841  $     1,326
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------  -----------

PER COMMON SHARE DATA: (1)
Income Before Cumulative Effect of Change in
  Accounting Principle.........................  $      0.43  $      0.54  $      0.69  $      0.67  $      0.56  $      0.43
Cumulative Effect of Change in Accounting
  Principle....................................           --           --           --           --           --           --
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Basic Earnings.................................  $      0.43  $      0.54  $      0.69  $      0.67  $      0.56  $      0.43
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Diluted Earnings...............................  $      0.42  $      0.53  $      0.68  $      0.65  $      0.55  $      0.43
Book Value.....................................         6.29         5.86         5.98         5.08         4.50         3.94
Tangible Book Value............................         6.00         5.52         5.66         4.63         4.22         3.61
Dividends......................................         0.15         0.10         0.14         0.11         0.09         0.04
Actual Shares Outstanding......................    4,856,770    4,844,770    4,856,770    3,875,810    3,279,466    3,279,466
Weighted Average Shares
    Outstanding................................    4,856,770    4,152,656    4,327,534    3,478,248    3,279,466    3,088,114
Diluted Weighted Average Shares
    Outstanding................................    4,969,978    4,211,864    4,406,616    3,547,390    3,338,674    3,136,744

BALANCE SHEET DATA:
Assets.........................................  $   290,566  $   266,158  $   273,331  $   254,945  $   176,733  $   168,512
Total Loans, net...............................      175,020      157,168      158,154      147,428      101,403       85,220
Total Deposits.................................      249,173      229,593      231,444      226,824      159,003      152,612
Long-Term Debt.................................           --        1,750        1,450        2,650          950        1,700
Short-Term Borrowings..........................        7,635        4,172        9,157        3,766           --           --
Shareholders' Equity...........................       30,555       28,370       29,025       19,669       14,754       12,927


(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE
  DATA)                                             1993
-----------------------------------------------  -----------
SUMMARY OF OPERATIONS:
Total Interest Income..........................  $     6,772
Total Interest Expense.........................       (2,698)
                                                 -----------
                                                       4,074
Provision for Loan Losses......................         (173)
                                                 -----------
Net Interest Income After Provision for Loan
  Losses.......................................        3,901
Noninterest Income.............................        1,180
Noninterest Expense............................       (3,734)
                                                 -----------
Income Before Taxes and Cumulative Effect of
  Change in Accounting Principle...............        1,347
Income Taxes...................................         (469)
                                                 -----------
Net Income Before Cumulative
  Effect of Change in Accounting Principle.....          878
Cumulative Effect of Change in Accounting
  Principle....................................         (171)
                                                 -----------
Net Income.....................................  $       707
                                                 -----------
                                                 -----------
PER COMMON SHARE DATA: (1)
Income Before Cumulative Effect of Change in
  Accounting Principle.........................  $      0.35
Cumulative Effect of Change in Accounting
  Principle....................................        (0.07)
                                                 -----------
Basic Earnings.................................  $      0.28
                                                 -----------
                                                 -----------
Diluted Earnings...............................  $      0.28
Book Value.....................................         3.69
Tangible Book Value............................         3.23
Dividends......................................           --
Actual Shares Outstanding......................    2,503,216
Weighted Average Shares
    Outstanding................................    2,503,216
Diluted Weighted Average Shares
    Outstanding................................    2,549,122
BALANCE SHEET DATA:
Assets.........................................  $   149,561
Total Loans, net...............................       65,010
Total Deposits.................................      136,870
Long-Term Debt.................................        2,000
Short-Term Borrowings..........................           --
Shareholders' Equity...........................        9,229

                                                    NINE MONTHS ENDED
                                                     SEPTEMBER 30,(2)                   YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE       ------------------------  --------------------------------------------------
  DATA)                                             1998         1997         1997         1996         1995         1994
-----------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------

SELECTED FINANCIAL RATIOS:
Return on Average Assets.......................         0.97%        1.16%        1.14%        1.14%        1.06%        0.81%
Return on Average Equity.......................         9.27        13.30        12.38        13.88        13.24        11.28
Dividend Payout................................        34.88        18.52        20.29        16.54        16.07         8.70
Efficiency (3).................................        65.78        60.90        61.30        62.02        62.64        68.83
Net Interest Margin (4)........................         4.47         4.53         4.52         4.59         4.30         3.79
Net Interest Spread (5)........................         3.79         3.94         3.90         4.03         3.76         3.43

CAPITAL RATIOS:
Tier 1 Leverage Ratio..........................         9.92%       10.13%       10.20%        7.25%        7.87%        7.56%
Risk-Based Capital
  Tier 1.......................................        16.58        17.30        17.70        12.60        13.70        14.00
  Total........................................        17.51        18.24        18.67        13.58        14.90        15.30
Average Equity to Average Assets...............        10.51         8.70         9.22         8.24         7.99         7.18

ASSET QUALITY RATIOS:
Net Charge-offs to Average Loans...............         0.23%        0.21%        0.22%        0.22%        0.12%        0.20%
Allowance to Period End Loans..................         0.91         0.93         0.94         0.94         0.92         0.96
Allowance for Loan Losses to Nonperforming
  Loans........................................       145.37       111.17       124.27       441.77       178.15        96.73
Nonperforming Assets to Total Assets...........         0.61         0.53         0.56         0.16         0.37         0.54

OTHER DATA:
Banking Locations..............................           11           11           11           10            7            7
Full-time Equivalent Employees.................          151          141          144          134           95           87


(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE
  DATA)                                             1993
-----------------------------------------------  -----------
SELECTED FINANCIAL RATIOS:
Return on Average Assets.......................         0.67%
Return on Average Equity.......................         8.09
Dividend Payout................................           --
Efficiency (3).................................        71.07
Net Interest Margin (4)........................         4.35
Net Interest Spread (5)........................         3.95
CAPITAL RATIOS:
Tier 1 Leverage Ratio..........................         5.89%
Risk-Based Capital
  Tier 1.......................................        12.40
  Total........................................        13.90
Average Equity to Average Assets...............         8.27
ASSET QUALITY RATIOS:
Net Charge-offs to Average Loans...............         0.09%
Allowance to Period End Loans..................         1.05
Allowance for Loan Losses to Nonperforming
  Loans........................................       204.14
Nonperforming Assets to Total Assets...........         0.33
OTHER DATA:
Banking Locations..............................            6
Full-time Equivalent Employees.................           73

------------------------------

(1) Per share data figures reflect the two-for-one stock split effective August 17, 1998. Share information has been adjusted for years 1993 and 1994 to account for the exchange ratio used in the merger with Bradford Bankshares, Inc. Each share of common stock of the previous CNB, Inc. was converted into
    1.5384 shares of stock in the continuing company effective April 1, 1994. Prior to this adjustment, earnings per share for 1993 and 1994 were $0.43 and $0.46, respectively.

(2) Ratios, where appropriate, are presented on an annualized basis.

(3) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

(4) Net interest margin is net interest income divided by total average earning assets.

(5) Net interest spread is the difference between the average yield on average earning assets and the average yield on average interest bearing liabilities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS COVERS IMPORTANT FACTORS AFFECTING THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY FOR THE PERIODS SHOWN. THE COMPANY'S FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THIS ANALYSIS.

OVERVIEW

    The Company is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company, which commenced operations in 1987 by acquiring the capital stock of the Bank, provides traditional deposit and lending products and services to its commercial and retail customers through eleven full service branches located within six contiguous counties in Northeast Florida (Columbia, Suwannee, Baker, Bradford, Union and Alachua Counties). The Bank is a national banking association and is subject to the supervision of the Office of the Comptroller of the Currency (the "Comptroller"). At September 30, 1998, the Company had total assets of $290.6 million, total loans of $176.6 million, total deposits of $249.2 million, and total shareholders' equity of $30.6 million, representing five year compound annual growth rates of 24.2%, 23.1%, 23.1% and 27.7%, respectively. Net income for the nine months ended September 30, 1998 and for the year ended December 31, 1997, was $2.1 million and $3.0 million, respectively, as compared with $2.2 million and $2.3 million for the nine months ended September 30, 1997 and for the year ended December 31, 1996, respectively. For the five years ended December 31, 1997, the compound annual earnings growth rate was 43.1%.

    The Company plans to place greater emphasis on originating commercial and commercial real estate loans for its portfolio. In addition, the Company is focused on the production of residential mortgage loans with the expectation of improving non-interest income, which should occur when the loans are sold into the secondary market. On September 30, 1998 the Company had a loan to deposit ratio of 70.9%, compared to 69.0% on December 31, 1997. Emphasis will be placed on increasing the loan to deposit ratio and adjusting the loan mix to include higher yielding products.

    During the second quarter of 1998, the Company started hiring additional personnel to support planned expansion into Jacksonville and Gainesville. New positions of a Bank President, three Division Presidents, along with additional lending positions have been created. Additionally, a new Chief Financial Officer was hired in the fourth quarter of 1998. Additional personnel will be required throughout 1999. These additions have had a negative impact on 1998 earnings and are expected to continue to negatively impact future earnings until sufficient additional net interest income, fee income, deposits and loan growth have been generated.

    For the year ended December 31, 1997, personnel cost was $4.0 million, or 1.52% of average assets, compared to $3.1 million, or 1.54%, for the year ended December 31, 1996. Management expects personnel cost on an annualized basis for the fourth quarter ending December 31, 1998, to increase approximately $1.1 million to $5.1 million, or 1.70% of average assets for the year ended December 31, 1998. The expenses associated with expansion will negatively impact earnings until and unless the Company's projected growth increases revenues.

RESULTS OF OPERATIONS

NET INCOME

    NINE MONTHS ENDED SEPTEMBER 30, 1998, COMPARED TO NINE MONTHS ENDED
     SEPTEMBER 30, 1997

    The Company's net income for the nine months ended September 30, 1998 was $2.1 million or $0.42 per diluted share, compared to net income of $2.2 million or $0.53 per diluted share for September 30, 1997. Per share income was negatively impacted in 1998 by the issuance of new shares under the Rights Offering on July 15, 1997. Profitability for the nine months ended September 30, 1998, compared to the nine months ended September 30, 1997, was negatively impacted by an increase in non-interest expense of $987,000 or 16.9%. The increase in non-interest expense was attributable primarily to the addition of staffing and infrastructure to support the Company's expansion plans. The Company earned $638,000 for the three months ended September 30, 1998, a decrease from $814,000 for the comparable period in 1997. Diluted earnings per share decreased from $0.17 to $0.13 per share for the same period, due to the factors mentioned above.

    YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

    In 1997, the Company achieved record earnings of $3.0 million, or $0.68 per diluted share and exceeded 1996 earnings of $2.3 million, or $0.65 per diluted share, by $662,000, or 28.6%. Fiscal year end 1997 earnings also produced a return on average assets of 1.14% and a return on average stockholders' equity of 12.38%, compared to 1.14% and 13.88%, respectively, for 1996. Average return on shareholders' equity was impacted by the issuance of additional stock to existing shareholders under the Rights Offering. Improved earnings are mainly attributable to a 26.9% increase in net interest income, to $10.8 million from $8.5 million in 1996.

NET INTEREST INCOME/MARGIN

    Net interest income is the single largest source of revenue of the Company and consists of interest and fee income generated by earning assets, less interest expense.

    NINE MONTHS ENDED SEPTEMBER 30, 1998, COMPARED TO NINE MONTHS ENDED
     SEPTEMBER 30, 1997

    Net interest income, the primary source of revenue for the Bank, was $8.7 million for the nine month period ending September 30, 1998, an increase of $690,000, or 8.6%, from the same period ending September 30, 1997. This increase was primarily in interest and fees on loans primarily as a result of growth in the portfolio. Average earning assets increased by $23.7 million, or 10.0%, to $259.4 million in 1998 from $235.7 million in 1997, due to increases in loans and fed funds sold. Interest expense was $7.0 million for the nine month period ending September 30, 1998, compared to $6.4 million for the same period in 1997, with growth in time deposits being the main contributing factor for this increase. The Company's net interest margin decreased to 4.47% as of September 30, 1998, from 4.53% as of September 30, 1997. The Company's interest rate spread decreased to 3.79% at September 30, 1998, from 3.94% at September 30, 1997, or fifteen basis points, reflecting the competitive interest rate environment for loans and deposits. Net interest income increased for the three months ended September 30, 1998, by $186,000, or 6.7% from $2.7 million to $2.9 million. The basis for the increase is consistent with the factors mentioned previously.

    YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Net interest income increased by 26.9% to $10.8 million in 1997, from $8.5 million in 1996. The increase is a result of growth in loan income of $3.4 million and interest income on investments of $1.0 million, offset by an increase in interest expense on deposits of $1.8 million and $250,000 in borrowings. Total average assets grew by 28.8%, as the Company maintained the same ratio of average earning assets to total average assets. The total average loan portfolio, which is the largest and highest yielding component of net interest income, increased $37.7 million to $155.2 million from $117.5 million, or 32.1%, from 1996.

    Net interest margins decreased to 4.52% in 1997 from 4.59% in 1996. The 1997 average rate on earning assets decreased one basis point to 8.15%, while the average rate on interest-bearing liabilities climbed twelve basis points to 4.25%. Average time deposits for 1997 represented 52.6% of total average deposits, compared to 51.5% a year earlier.

                       AVERAGE BALANCES--YIELDS AND RATES
                                  (UNAUDITED)

                                                                 NINE MONTHS ENDED                                 YEARS ENDED
                                                                   SEPTEMBER 30,                                   DECEMBER 31,
                                        --------------------------------------------------------------------  ----------------------
                                                      1998                               1997                          1997
                                        ---------------------------------  ---------------------------------  ----------------------
                                                   INTEREST                           INTEREST                            INTEREST
                                         AVERAGE   INCOME OR    AVERAGE     AVERAGE   INCOME OR    AVERAGE     AVERAGE    INCOME OR
                                         BALANCE    EXPENSE    RATE (1)     BALANCE    EXPENSE    RATE (1)     BALANCE     EXPENSE
                                        ---------  ---------  -----------  ---------  ---------  -----------  ---------  -----------
                                                                           (DOLLARS IN THOUSANDS)
ASSETS:
Federal Funds Sold....................  $  29,407  $   1,189        5.41%  $  11,056  $     437        5.28%  $  13,480   $     720
Securities Available for Sale.........     49,286      2,253        6.11      60,572      2,755        6.08      58,442       3,560
Securities Held to Maturity...........      7,108        271        5.10       9,403        378        5.37       9,160         490
Loans, Net Unearned (2)...............    167,760     11,711        9.33     154,006     10,799        9.38     155,168      14,542
Interest Bearing Deposits.............      5,826        242        5.55         683         31        6.06       1,946         108
                                        ---------  ---------       -----   ---------  ---------         ---   ---------  -----------
TOTAL EARNING ASSETS..................    259,387     15,666        8.07     235,720     14,400        8.17     238,196      19,420
All Other Assets......................     24,159                             22,515                             22,508
                                        ---------                          ---------                          ---------
TOTAL ASSETS..........................  $ 283,546                          $ 258,235                          $ 260,704
                                        ---------                          ---------                          ---------
                                        ---------                          ---------                          ---------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
  NOW & Money Markets.................  $  67,931      1,276        2.51   $  62,359      1,161        2.49   $  62,465       1,555
  Savings.............................     16,246        237        1.95      15,107        221        1.96      15,146         296
  Time Deposits.......................    127,272      5,211        5.47     118,484      4,719        5.33     119,545       6,404
Short Term Borrowings.................      6,844        261        5.10       4,743        179        5.05       4,738         239
Notes Payable & Debentures............        113          7        8.00       2,250        136        8.08       2,100         169
                                        ---------  ---------       -----   ---------  ---------         ---   ---------  -----------
TOTAL INTEREST BEARING LIABILITIES....    218,406      6,992        4.28     202,943      6,416        4.23     203,994       8,663
Demand Deposits.......................     32,453                             30,459                             30,246
Other Liabilities.....................      2,881                              2,360                              2,434
Shareholders' Equity..................     29,806                             22,473                             24,030
                                        ---------                          ---------                          ---------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY..............................  $ 283,546                          $ 258,235                          $ 260,704
                                        ---------                          ---------                          ---------
                                        ---------                          ---------                          ---------
NET INTEREST SPREAD (3)...............                              3.79%                              3.94%
                                                                   -----                                ---
                                                                   -----                                ---
NET INTEREST INCOME...................             $   8,674                          $   7,984                           $  10,757
                                                   ---------                          ---------                          -----------
                                                   ---------                          ---------                          -----------
NET INTEREST MARGIN (4)...............                              4.47%                              4.53%
                                                                   -----                                ---
                                                                   -----                                ---


                                                                    1996                                 1995
                                                     -----------------------------------  -----------------------------------

                                                                 INTEREST                             INTEREST
                                          AVERAGE     AVERAGE    INCOME OR     AVERAGE     AVERAGE    INCOME OR     AVERAGE

                                           RATE       BALANCE     EXPENSE       RATE       BALANCE     EXPENSE       RATE

                                        -----------  ---------  -----------  -----------  ---------  -----------  -----------


ASSETS:
Federal Funds Sold....................   $    5.34%  $  11,781   $     613         5.20%  $   7,490   $     436         5.82%

Securities Available for Sale.........        6.09      43,180       2,615         6.06      16,246         837         5.15

Securities Held to Maturity...........        5.35      12,135         654         5.39      40,180       2,291         5.70

Loans, Net Unearned (2)...............        9.37     117,450      11,188         9.53      93,454       9,161         9.80

Interest Bearing Deposits.............        5.55         352          20         5.68         355          20         5.64

                                             -----   ---------  -----------         ---   ---------  -----------         ---

TOTAL EARNING ASSETS..................        8.15     184,898      15,090         8.16     157,725      12,745         8.08

All Other Assets......................                  17,434                               16,253
                                                     ---------                            ---------
TOTAL ASSETS..........................               $ 202,332                            $ 173,978
                                                     ---------                            ---------
                                                     ---------                            ---------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
  NOW & Money Markets.................        2.49   $  50,945       1,330         2.61   $  41,219       1,041         2.52

  Savings.............................        1.95      13,466         277         2.06      12,283         320         2.61

  Time Deposits.......................        5.36      93,481       4,847         5.19      82,999       4,444         5.35

Short Term Borrowings.................        5.04         520          25         4.81
Notes Payable & Debentures............        8.05       1,511         133         8.80       1,623         161         9.92

                                             -----   ---------  -----------         ---   ---------  -----------         ---

TOTAL INTEREST BEARING LIABILITIES....        4.25     159,923       6,612         4.13     138,124       5,966         4.32

Demand Deposits.......................                  23,701                               18,406
Other Liabilities.....................                   2,041                                3,541
Shareholders' Equity..................                  16,667                               13,907
                                                     ---------                            ---------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY..............................               $ 202,332                            $ 173,978
                                                     ---------                            ---------
                                                     ---------                            ---------
NET INTEREST SPREAD (3)...............        3.90%                                4.03%                                3.76%

                                             -----                                  ---                                  ---

                                             -----                                  ---                                  ---

NET INTEREST INCOME...................                           $   8,478                            $   6,779
                                                                -----------                          -----------
                                                                -----------                          -----------
NET INTEREST MARGIN (4)...............        4.52%                                4.59%                                4.30%

                                             -----                                  ---                                  ---

                                             -----                                  ---                                  ---


------------------------------
(1) Nine month data presented on an annualized basis.
(2) Interest income on average loans includes loan fee recognition of $410,000 and $402,000 in 1998 and 1997, respectively.
(3) Represents the average rate earned on interest earning assets minus average rate paid on interest bearing liabilities.
(4) Represents net interest income divided by total earnings assets.
(5) Yields are calculated using stated rates, rather than tax equivalent rates.

               ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
                                  (UNAUDITED)

                                                                                                                  NET CHANGE
                                                                                                                   DECEMBER
                                                                                                                      31,
                                                                                                                   1996-1997
                                                                               NET CHANGE SEPTEMBER 30,           ATTRIBUTABLE
                                                                              1997-1998 ATTRIBUTABLE TO:                 TO:
                                                                       -----------------------------------------  -----------
                                                                                                        NET
                                                                        VOLUME (1)     RATE (2)       CHANGE      VOLUME (1)
                                                                       -------------  -----------  -------------  -----------
                                                                                                    (THOUSANDS)
INTEREST INCOME:
  Federal Funds Sold.................................................    $     725     $      27     $     752     $      88
  Securities Available for Sale......................................         (513)           11          (502)          926
  Securities Held to Maturity........................................          (93)          (14)         (107)         (160)
  Loans..............................................................          971           (59)          912         3,600
  Interest Bearing Deposits..........................................          233           (22)          211            90
                                                                             -----         -----         -----    -----------
    Total............................................................        1,323           (57)        1,266         4,544
                                                                             -----         -----         -----    -----------
INTEREST EXPENSE:
Deposits:
  NOW & Money Markets................................................          104            11           115           300
  Savings............................................................           17            (1)           16            35
  Time Deposits......................................................          355           137           492         1,357
Short Term Borrowings................................................           80             2            82           213
Notes & Payable Debentures...........................................         (129)           --          (129)           52
                                                                             -----         -----         -----    -----------
    Total............................................................          427           149           576         1,957
                                                                             -----         -----         -----    -----------
      Net Interest Income............................................    $     896     $    (206)    $     690     $   2,587
                                                                             -----         -----         -----    -----------
                                                                             -----         -----         -----    -----------


                                                                                                 NET CHANGE DECEMBER 31,
                                                                                                  1995-1996 ATTRIBUTABLE
                                                                                                           TO:
                                                                                                 ------------------------
                                                                                        NET
                                                                        RATE (2)      CHANGE     VOLUME (1)    RATE (2)
                                                                       -----------  -----------  -----------  -----------
                                                                                    (THOUSANDS)
INTEREST INCOME:
  Federal Funds Sold.................................................   $      19    $     107    $     249    $     (72)
  Securities Available for Sale......................................          19          945        1,387          391
  Securities Held to Maturity........................................          (4)        (164)      (1,599)         (38)
  Loans..............................................................        (246)       3,354        2,349         (322)
  Interest Bearing Deposits..........................................          (2)          88           --           --
                                                                            -----   -----------  -----------       -----
    Total............................................................        (214)       4,330        2,386          (41)
                                                                            -----   -----------  -----------       -----
INTEREST EXPENSE:
Deposits:
  NOW & Money Markets................................................         (75)         225          243           46
  Savings............................................................         (16)          19           32          (75)
  Time Deposits......................................................         200        1,557          557         (154)
Short Term Borrowings................................................           1          214           25           --
Notes & Payable Debentures...........................................         (16)          36          (10)         (18)
                                                                            -----   -----------  -----------       -----
    Total............................................................          94        2,051          847         (201)
                                                                            -----   -----------  -----------       -----
      Net Interest Income............................................   $    (308)   $   2,279    $   1,539    $     160
                                                                            -----   -----------  -----------       -----
                                                                            -----   -----------  -----------       -----


                                                                           NET
                                                                         CHANGE
                                                                       -----------
                                                                       (THOUSANDS)
INTEREST INCOME:
  Federal Funds Sold.................................................   $     177
  Securities Available for Sale......................................       1,778
  Securities Held to Maturity........................................      (1,637)
  Loans..............................................................       2,027
  Interest Bearing Deposits..........................................          --
                                                                       -----------
    Total............................................................       2,345
                                                                       -----------
INTEREST EXPENSE:
Deposits:
  NOW & Money Markets................................................         289
  Savings............................................................         (43)
  Time Deposits......................................................         403
Short Term Borrowings................................................          25
Notes & Payable Debentures...........................................         (28)
                                                                       -----------
    Total............................................................         646
                                                                       -----------
      Net Interest Income............................................   $   1,699
                                                                       -----------
                                                                       -----------

------------------------

(1) The volume variance reflects the change in the average balance outstanding multiplied by the actual average rate during the prior period.

(2) The rate variance reflects the change in the actual average rate multiplied by the average balance outstanding during the prior period. Changes which are not solely due to volume or solely due to rate changes have been attributed to rate changes.

PROVISION FOR LOAN LOSSES

    Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb inherent losses in the loan portfolio. The allowance is increased by the provision for loan losses which is a charge to current period earnings and net recoveries on prior period loan charge-offs. The allowance is decreased by net charge-offs. In determining the adequacy of the reserve for loan losses, management considers those levels maintained by other peer banks, conditions of individual borrowers, the Company's historical loan loss experience and the general economic environment, as well as the overall portfolio composition. As these factors change, the level of loan loss provision changes. The provision for loan losses increased $70,000, or 21.2%, to $400,000 during the nine month period ending September 30, 1998, as compared to $330,000 for the comparable period in 1997.

    For the three months ended September 30, 1998, the provision for loan losses increased $100,000 or 142.8% to $170,000 as compared to $70,000 for the same period in 1997. The increase is due mainly to the Company's budgeted increase for the allowance for loan losses. The provision for loan losses on December 31, 1997, increased by $105,000 to $440,000, or 31.3%, from $335,000 on December
31,1996, in direct correlation to the higher average loans outstanding.

                     ACTIVITY IN ALLOWANCE FOR LOAN LOSSES

                                                NINE MONTHS                              YEARS ENDED
                                            ENDED SEPTEMBER 30,                          DECEMBER 31,
                                           ----------------------  --------------------------------------------------------
                                              1998        1997        1997        1996        1995       1994       1993
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------

                                                                        (DOLLARS IN THOUSANDS)
Balance at Beginning of Year.............  $    1,495  $    1,396  $    1,396  $      946  $      827  $     690  $     572
Allowance Acquired in Merger.............          --          --          --         370          --        169         --
Loans Charged-Off:
  Commercial, Financial and
    Agricultural.........................         121         115         160          79          11         38         34
  Real Estate, Mortgage..................           3          --          --           1          --         22         --
  Consumer...............................         237         171         248         203         159        122         55
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
    Total Loans Charged-Off..............        (361)       (286)       (408)       (283)       (170)      (182)       (89)
Recoveries on Loans Previously
  Charged-Off:
  Commercial, Financial and
    Agricultural.........................          33          11          24           7          17          4          8
  Real Estate Mortgage...................           7          --          --           1          --         11         --
  Consumer...............................          28          32          43          20          42         10         26
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
    Total Loan Recoveries................          68          43          67          28          59         25         34
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
      Net Loans Charged-Off..............        (293)       (243)       (341)       (255)       (111)      (157)       (55)
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
Provision for Loan Losses Charged to
  Expense................................         400         330         440         335         230        125        173
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
Ending Balance...........................  $    1,602  $    1,483  $    1,495  $    1,396  $      946  $     827  $     690
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
                                           ----------  ----------  ----------  ----------  ----------  ---------  ---------
Total Loans Outstanding..................  $  176,622  $  158,651  $  159,649  $  148,824  $  102,349  $  86,047  $  65,700
Average Loans Outstanding................  $  167,760  $  154,006  $  155,168  $  117,450  $   93,454  $  78,817  $  58,979
Allowance for Loan Losses to Loans
  Outstanding............................        0.91%       0.93%       0.94%       0.94%       0.92%      0.96%      1.05%
Net Charge-Offs to Average Loans
  Outstanding (annualized)...............        0.23%       0.21%       0.22%       0.22%       0.12%      0.20%      0.09%

NON-INTEREST INCOME

    NINE MONTHS ENDED SEPTEMBER 30, 1998, COMPARED TO NINE MONTHS ENDED
     SEPTEMBER 30, 1997

    Non-interest income for the nine months ended September 30, 1998, was $1.7 million, an increase of $97,000, or 5.9%, as compared to the same period in 1997. An increase in other fees and charges, which include credit life insurance fees and mortgage servicing fees collected from mortgage loans sold to secondary markets, were the main contributing factors. Non-interest income for the three months ended September 30, 1998, was $579,000, an increase of $13,000, or 2.3%, as compared to the same period in 1997. The same factors as stated for the nine month period contributed to this increase.

    YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Non-interest income for December 31, 1997, increased by 21.2% to $2.2 million from $1.8 million in 1996. This increase was substantially the result of increased assets and deposits. Service charges on deposit accounts increased to $1.7 million from $1.4 million, an increase of 23.4% from 1996. Other fee income, which includes credit card fees, credit life income, safe deposit box fees, net gains and losses from the sale of securities and other miscellaneous fees increased $47,000, or 12.8%.

NON-INTEREST EXPENSE

    NINE MONTHS ENDED SEPTEMBER 30, 1998, COMPARED TO NINE MONTHS ENDED
     SEPTEMBER 30, 1997

    Non-interest expense increased $987,000 for the nine months ended September 30, 1998, or 16.9%, to $6.8 million, compared to $5.8 million for the same period in 1997. Salaries and employee benefits increased 18.8% to $3.5 million, compared to $3.0 million in 1997. The increase was due mainly to the implementation of the Company's business plan to support an expansion into the Jacksonville and Gainesville markets. The plan involved hiring a Bank President, three Division Presidents and several other key positions. Full time equivalent employees were up 7.1% to 151 at September 30, 1998, compared to 141 at September 30, 1997. For the nine months ended September 30, 1998, occupancy and equipment expenses increased $175,000, or 17.1%, to $1.2 million, compared to the same period in 1997. The increase was mainly due to the purchasing of maintenance contracts associated with the customer statement imaging equipment and expenses related to the opening of the West 90 Office in August 1997. Other operating expenses increased $256,000, or 13.7%, at September 30, 1998, compared to September 30, 1997. One of the main contributing factors is an increase in telephone expense, which resulted when the Bank installed a new toll free telephone banking system in April 1997 to allow its customers access to their accounts 24 hours a day, seven days a week. The table, "Other Operating Expenses" present major categories of other operating expenses, with comparisons to previous periods.

    Non-interest expense for the three month period ended September 30, 1998 increased by $378,000, or 18.9%, to $2.4 million, as compared to $2.0 million for the comparable period in 1997. The increase was primarily a result of the factors mentioned above.

    YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Non-interest expense for the year ended December 31, 1997, increased by $1.6 million, or 24.4%, as compared to December 31, 1996. Salaries and employee benefits increased $844,000, or 27.1%, from 1996. The increase in salary and employee expense is mainly attributable to expenses associated with the acquisition of Riherd Bank Holding Company, which expenses were included for the full year of 1997 as compared to only four months in 1996. Also adding to the increase were the salary expenses associated with the West 90 Office opening in August 1997 and several key positions that were filled late in the fourth quarter of 1997. Occupancy and equipment expenses increased from $1.0 million to $1.4 million, or 42.1%. Fixed assets relating to the merger between the Bank and Farmers and Dealers Bank (the wholly-owned subsidiary of Riherd Bank Holding Company), which occurred late in the third quarter of 1996, added approximately $215,000 to the occupancy expenses in 1997. The opening of an operations center, which houses the Company's item processing and check imaging systems, late in the fourth quarter of 1996, and the opening of the West 90 Office in the third quarter of 1997, also contributed to the increase in occupancy and equipment expenses. Other operating expense increased $300,000, or 13.2%, in 1997 as compared to 1996. The increase is mainly attributable to a 74.2% increase in additional data processing costs of $221,000, which resulted when the Company renewed, at prevailing market rates, a data processing service contract that expired in late 1996. Also contributing to the increase were operating expenses related to the additional offices and imaging supplies.

                            OTHER OPERATING EXPENSES

                                                                              NINE MONTHS ENDED
                                                                                                        YEAR ENDED
                                                                                SEPTEMBER 30,          DECEMBER 31,
                                                                             --------------------  --------------------
                                                                               1998       1997       1997       1996
                                                                             ---------  ---------  ---------  ---------

                                                                                            (THOUSANDS)
Special one time Savings Association Insurance Fund Assessment.............         --         --         --  $     327
Data processing............................................................  $     404  $     387  $     519        298
Postage and delivery.......................................................        275        249        336        219
Other......................................................................        249        160        322        267
Advertising and Promotion..................................................        239        218        257        237
Telephone..................................................................        196        128        185        105
Supplies...................................................................        178        187        231        133
Legal and professional.....................................................        155        118        158        134
Amortization of intangible assets..........................................        143        151        202        158
Regulatory fees............................................................        100         86        119        176
Loan and collection expenses...............................................         99        112        135        120
Administrative.............................................................         90         76        103         92
                                                                             ---------  ---------  ---------  ---------
Total other operating expenses.............................................  $   2,128  $   1,872  $   2,567  $   2,266
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------

INCOME TAX PROVISION

    The Company's income tax expenses in interim reporting periods are determined by estimating the combined federal and state effective tax rate for the year and applying the resultant rate to interim pre-tax income. The effective tax rate for the nine months ended September 30, 1998, was 34.5%, compared to 34.7% for the same period in 1997. The income tax provision was $1.1 million for the nine months ended September 30, 1998, as compared to $1.2 million for the same period in 1997. The income tax provision for the year ended December 31, 1997, was $1.6 million, an effective tax rate of 34.7%, as compared to $1.2 million, or an effective tax rate of 35.0%, for the year ended 1996.

FINANCIAL CONDITION

    As of September 30, 1998, the Company had total assets of $290.6 million, compared to $273.3 and $255.0 million for years ended December 31, 1997, and 1996, respectively. Net loans outstanding on September 30, 1998, were $175.0 million, compared to $158.2 million and $147.4 million for years ended December 31, 1997, and 1996, respectively. Net income for the years ended December 31, 1997, and 1996 was $3.0 million and $2.3 million, respectively, and $2.1 million and $2.2 million for the nine months ended September 30, 1998 and 1997, respectively.

LOANS

    Lending related income is the most important component of the Company's net interest income and is the key to profitability. The loan portfolio is the largest component of earning assets, and it therefore generates the largest portion of revenues. The absolute volume of loans and the volume of loans as a percentage of earning assets is an important determinant of net interest margin as loans are expected to produce higher yields than securities and other earning assets (assuming loan losses are not excessive).

Average loans during the nine-month period ending September 30, 1998, were $167.8 million, or 64.7%, of earning assets as compared to $155.2 million, or 65.1%, of earning assets for December 31, 1997, and $117.5 million, or 63.5%, of earning assets for December 31, 1996. This represented an average loan to average deposit ratio of 68.8%, 68.2% and 64.7% for September 30, 1998, December 31, 1997, and December 31, 1996, respectively. This growth is reflective of the Company's business plan to increase its loan to deposit ratio.

    As of September 30, 1998, the Company had total loans of $176.6 million, net of unearned discount, as compared to $159.6 million at December 31, 1997, an increase of $17.0 million, or 10.6%. The growth in loans in the nine-month period was mainly due to a $9.4 million, or 13.6%, increase in commercial, financial and agricultural loans. Commercial, financial and agricultural loans, which include loans secured by owner-occupied commercial real estate, totalled $78.6 million, or 45% of the loan portfolio. Real estate construction loans totalled $5.8 million, or 3% of the loan portfolio. Real estate mortgage loans totalled $72.0 million, or 41% of the loan portfolio. Installment and consumer loans, which include credit card balances of approximately $1.4 million, totalled $20.2 million, or 11% of the loan portfolio.

    As of December 31, 1997, the Company had total loans of $159.6 million, net of unearned discount, as compared to $148.8 million at December 31, 1996, an increase of $10.8 million, or 7.3%. The growth was mainly due to an $11.8 million, or 20.7%, increase in real estate mortgage loans. Commercial, financial and agricultural loans, which include loans secured by owner-occupied commercial real estate, totalled $69.2 million, or 43% of the loan portfolio. Real estate construction loans totalled $3.3 million, or 2% of the loan portfolio. Real estate mortgage loans primarily consisted of single family residential mortgages and totaled $68.6 million, or 43% of the loan portfolio. Installment and consumer loans, which include credit card balances of approximately $1.4 million, totalled $18.5 million, or 12% of the loan portfolio.

    Loan concentrations are considered to exist where there are amounts loaned to multiple borrowers engaged in similar activities which collectively would be similarly impacted by economic or other conditions and when the total of such amounts would exceed 25% of total capital. Due to the lack of diversified industry and the relative proximity of the markets served, the Company has concentrations in geographic as well as in types of loans funded.

                           LOAN PORTFOLIO COMPOSITION

                                                 SEPTEMBER 30,                        DECEMBER 31,
                                                 -------------  --------------------------------------------------------
TYPES OF LOANS                                       1998          1997        1996        1995       1994       1993
-----------------------------------------------  -------------  ----------  ----------  ----------  ---------  ---------
                                                                               (THOUSANDS)
Commercial, Financial and Agricultural.........   $    78,643   $   69,238  $   68,595  $   48,948  $  37,165  $  28,634
Real Estate--Construction......................         5,801        3,336       4,029       2,158      1,701        867
Real Estate--Mortgage..........................        71,966       68,561      56,787      34,912     32,914     26,785
Installment and Consumer Lines.................        20,212       18,514      19,413      16,331     14,267      9,414
                                                 -------------  ----------  ----------  ----------  ---------  ---------
Total Loans, Net of Unearned Discount..........       176,622      159,649     148,824     102,349     86,047     65,700
Less: Allowance for Loan Losses................        (1,602)      (1,495)     (1,396)       (946)      (827)      (690)
                                                 -------------  ----------  ----------  ----------  ---------  ---------
Net Loans......................................   $   175,020   $  158,154  $  147,428  $  101,403  $  85,220  $  65,010
                                                 -------------  ----------  ----------  ----------  ---------  ---------
                                                 -------------  ----------  ----------  ----------  ---------  ---------

                             LOAN MATURITY SCHEDULE

                                                                             SEPTEMBER 30, 1998
                                                                       -------------------------------
                                                                         0-12        1-5      OVER 5
                                                                        MONTHS      YEARS      YEARS      TOTAL
                                                                       ---------  ---------  ---------  ----------

                                                                                       (THOUSANDS)
All Loans Other Than Construction....................................  $  15,956  $  67,976  $  86,889  $  170,821
Real Estate--Construction............................................      5,801         --         --       5,801
                                                                       ---------  ---------  ---------  ----------
Total................................................................  $  21,757  $  67,976  $  86,889  $  176,622
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
Fixed Interest Rate..................................................  $  10,992  $  48,181  $  27,813  $   86,986
Variable Interest Rate...............................................  $  10,765  $  19,795  $  59,076  $   89,636

                                                                              DECEMBER 31, 1997
                                                                       -------------------------------
                                                                         0-12        1-5      OVER 5
                                                                        MONTHS      YEARS      YEARS      TOTAL
                                                                       ---------  ---------  ---------  ----------

                                                                                       (THOUSANDS)
All Loans Other Than Construction....................................  $  16,387  $  60,134  $  79,792  $  156,313
Real Estate--Construction............................................      3,336         --         --       3,336
                                                                       ---------  ---------  ---------  ----------
Total................................................................  $  19,723  $  60,134  $  79,792  $  159,649
                                                                       ---------  ---------  ---------  ----------
                                                                       ---------  ---------  ---------  ----------
Fixed Interest Rate..................................................  $  10,608  $  38,191  $  22,132  $   70,931
Variable Interest Rate...............................................  $   9,115  $  21,943  $  57,660  $   88,718

CREDIT QUALITY

    The Company maintains a reserve for loan losses to absorb inherent losses in the loan portfolio. The loans are charged against the allowance when management believes collection of the principal is unlikely. The reserve consists of amounts established on specific loans and is based on historical loan loss experience. The specific reserve element is based on a regular analysis of all loans and commitments where the internal credit rating is at or below a predetermined classification. The historical loan loss element represents a projection of future credit problems and is determined statistically using actual loss experience of each loan type. Management also weighs general economic conditions based on knowledge of specific factors that may affect the collectibility of loans. The Company is committed to the early recognition of possible problems and to maintaining a strong reserve. At September 30, 1998, the allowance for loan losses was $1.6 million, or 0.91% of total loans outstanding, net of unearned income, compared to $1.5 million, or 0.94% at December 31, 1997, and $1.4 million, or .94%, at December 31, 1996.

    Non-performing assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest, and other real estate owned. Loans are placed on a non-accrual status when they are past due 90 days and management believes the borrower's financial condition, after giving consideration to economic conditions and collection efforts, is such that collection of interest is doubtful. When a loan is placed on a non-accrual status, interest accruals cease and uncollected interest is reversed and charged against current income. Subsequent collections reduce the principal balance of the loan until the loan is returned to accrual status.

    Total non-performing assets as of September 30, 1998, increased $376,000, or 26.7%, to $1.8 million, compared to $1.4 million on the same date in 1997. Non-performing loans, plus other real estate owned, as a percentage of total assets at September 30, 1998, and 1997, was 0.61% and 0.53%, respectively. The increase in non-performing assets is mainly attributable to one loan relationship totaling approximately $414,000 that is in the process of collection. Even though non-performing assets on September 30, 1998, have increased from September 30, 1997, overall classified assets have decreased, causing the allowance for loan losses to remain relatively constant. The allowance for loan losses on September 30, 1998, provides for anticipated losses applicable to these loans.

    Total non-performing assets increased by $1.1 million to $1.5 million in 1997 from $404,000 in 1996. Despite the increase, the Company's ratio of non-performing assets to total loans plus other real estate owned is in line with other similar banking institutions. Non-performing assets as a percentage of total assets increased to 0.56% in 1997 from 0.16% in 1996. Non-accrual loans increased $958,000 since December 31, 1996. The increase in non-accrual loans since December 31, 1996, was attributable to seven different loans acquired in the merger with Farmers and Dealers Bank. The majority of these loans are in litigation and the Bank is actively pursuing collection strategies. Other real estate owned increased $232,000, which is entirely due to two commercial real estate loans obtained in the merger. Year end loans (net of unearned discount and the allowance for loan losses) were $158.2 million, as compared to $147.4 million in 1996, representing an increase of $10.7 million, or 7.3%.

    Management is continually analyzing its loan portfolio in an effort to recognize and resolve its problem assets as quickly and efficiently as possible. As of September 30, 1998, management believes that it has identified and adequately reserved for such problem assets. However, management recognizes that many factors can adversely impact various segments of its market, creating financial difficulties for certain borrowers. As such, management continuously focuses its attention on promptly identifying and providing for potential problem loans as they arise.

                             NON-PERFORMING ASSETS

                                              SEPTEMBER 30,                          DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1998       1997       1997       1996       1995       1994       1993
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                     (DOLLARS IN THOUSANDS)
Non-Accrual Loans........................  $     849  $   1,256  $   1,045  $      87  $     372  $     645  $     332
Past Due Loans 90 Days or More and Still
  Accruing...............................        253         78        158        229        159        210          6
Other Real Estate Owned..................        684         76        320         88        126         62        151
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Non-Performing Assets..............  $   1,786  $   1,410  $   1,523  $     404  $     657  $     917  $     489
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Percent of Total Assets..................       0.61%      0.53%      0.56%      0.16%      0.37%      0.54%      0.33%
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Allowance for Loan Losses................  $   1,602  $   1,483  $   1,495  $   1,396  $     946  $     827  $     690
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Allowance for Loan Losses to
  Nonperforming Loans....................     145.37%    111.17%    124.27%    441.77%    178.15%     96.73%    204.14%
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

                    ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                                                          DECEMBER
                                                   SEPTEMBER 30, 1998            DECEMBER 31, 1997        31, 1996
                                              ----------------------------  ----------------------------  ---------
                                                            PERCENT OF                    PERCENT OF
                                                           LOANS IN EACH                 LOANS IN EACH
                                                            CATEGORY TO                   CATEGORY TO
                                               AMOUNT       TOTAL LOANS      AMOUNT       TOTAL LOANS      AMOUNT
                                              ---------  -----------------  ---------  -----------------  ---------

                                                                     (DOLLARS IN THOUSANDS)
Commercial, Financial and Agricultural......  $     947             45%     $     932             43%     $     821
Real Estate--Construction...................          7              3              9              2%             5
Real Estate--Mortgage.......................        135             41            163             43%           154
Consumer....................................        513             11            391             12%           416
Unallocated.................................         --             --             --             --             --
                                              ---------            ---      ---------            ---      ---------
Total.......................................  $   1,602            100%     $   1,495            100%     $   1,396
                                              ---------            ---      ---------            ---      ---------
                                              ---------            ---      ---------            ---      ---------


                                                 PERCENT OF
                                                LOANS IN EACH
                                                 CATEGORY TO
                                                 TOTAL LOANS
                                              -----------------

Commercial, Financial and Agricultural......             46%
Real Estate--Construction...................              3
Real Estate--Mortgage.......................             38
Consumer....................................             13
Unallocated.................................             --
                                                        ---
Total.......................................            100%
                                                        ---
                                                        ---

                                                                                                             DECEMBER
                                                  DECEMBER 31, 1995               DECEMBER 31, 1994          31, 1993
                                            ------------------------------  ------------------------------  -----------
                                                            PERCENT OF                      PERCENT OF
                                                           LOANS IN EACH                   LOANS IN EACH
                                                            CATEGORY TO                     CATEGORY TO
                                              AMOUNT        TOTAL LOANS       AMOUNT        TOTAL LOANS       AMOUNT
                                            -----------  -----------------  -----------  -----------------  -----------
Commercial, Financial and Agricultural....   $     476              48%      $     454              43%      $     373
Real Estate--Construction.................           5               2               3               2              27
Real Estate--Mortgage.....................          72              34              56              38              69
Consumer..................................         389              16             275              17             152
Unallocated...............................           4              --              39              --              69
                                                 -----             ---           -----             ---           -----
Total.....................................   $     946             100%      $     827             100%      $     690
                                                 -----             ---           -----             ---           -----
                                                 -----             ---           -----             ---           -----


                                               PERCENT OF
                                              LOANS IN EACH
                                               CATEGORY TO
                                               TOTAL LOANS
                                            -----------------
Commercial, Financial and Agricultural....             44%
Real Estate--Construction.................              1
Real Estate--Mortgage.....................             41
Consumer..................................             14
Unallocated...............................             --
                                                      ---
Total.....................................            100%
                                                      ---
                                                      ---

DEPOSITS AND FUNDS PURCHASED

    Total deposits as of September 30, 1998, were $249.2 million, compared to $231.4 million on December 31, 1997. Total deposits for the year ended December 31, 1997, increased by $4.6 million, or 2.0%, from December 31, 1996. The Company does not rely on purchased or brokered deposits as a source of funds. Instead, the generation of deposits within its market area serves as the Company's fundamental tool in providing a source of funds to be invested primarily in loans.

                 SELECTED STATISTICAL INFORMATION FOR DEPOSITS
                             (DOLLARS IN THOUSANDS)

                                   SEPTEMBER 30,                                 DECEMBER 31,
                               ---------------------  -------------------------------------------------------------------
                                       1998                   1997                   1996                   1995
                               ---------------------  ---------------------  ---------------------  ---------------------

                                AVERAGE                AVERAGE                AVERAGE                AVERAGE
                                BALANCE      RATE      BALANCE      RATE      BALANCE      RATE      BALANCE      RATE
                               ----------  ---------  ----------  ---------  ----------  ---------  ----------  ---------
Noninterest-bearing demand
  deposits...................  $   32,453         --  $   30,246         --  $   23,701         --  $   18,406         --
Interest-bearing demand
  deposits...................      67,931       2.51%     62,465       2.49%     50,945       2.61%     41,219       2.52%
Savings deposits.............      16,246       1.95      15,146       1.95      13,466       2.06      12,283       2.61
Time deposits................     127,272       5.47     119,545       5.36      93,481       5.19      82,999       5.35
                               ----------        ---  ----------        ---  ----------        ---  ----------        ---
    Total average deposits...  $  243,902       3.68% $  227,402       3.63% $  181,593       3.56% $  154,907       3.74%
                               ----------        ---  ----------        ---  ----------        ---  ----------        ---
                               ----------        ---  ----------        ---  ----------        ---  ----------        ---

                 MATURITY OF TIME DEPOSITS OF $100,000 OR MORE

                                                                             SEPTEMBER 30, 1998  DECEMBER 31, 1997
                                                                             ------------------  -----------------
                                                                                   AMOUNT             AMOUNT
                                                                             ------------------  -----------------

                                                                                          (THOUSANDS)
Three Months or Less.......................................................      $    8,044          $   5,246
Three Through Six Months...................................................           6,846              6,703
Six Through Twelve Months..................................................          13,363              8,795
Over Twelve Months.........................................................          10,441             12,412
                                                                                    -------            -------
    Total..................................................................      $   38,694          $  33,156
                                                                                    -------            -------
                                                                                    -------            -------

REPURCHASE AGREEMENTS

    The Company enters into agreements to repurchase ("repurchase agreements") under which the Company pledges investment securities owned and under its control as collateral against the one-day agreements. The daily average balance of these agreements for the periods ended September 30, 1998 and 1997 was approximately $6.8 million and $4.7 million, respectively. Interest expense for the same periods was $261,000 and $179,000, respectively, resulting in an average rate paid of 5.10% and 5.05% for the nine-month periods ended September 30, 1998, and 1997, respectively. The daily average balance ended December 31, 1997, and 1996 was approximately $4.7 million and $520,000, respectively. Interest expense for these periods was $238,000 and $25,000, respectively, resulting in an average rate paid of 5.04% and 4.81% for the years ended 1997 and 1996, respectively.

                      SCHEDULE OF SHORT-TERM BORROWINGS(1)
                             (DOLLARS IN THOUSANDS)

                                                        MAXIMUM                                              WEIGHTED
                                                      OUTSTANDING                 AVERAGE                     AVERAGE
                                                        AT ANY      AVERAGE    INTEREST RATE    ENDING     INTEREST RATE
                                                       MONTH-END    BALANCE     DURING YEAR     BALANCE     AT YEAR-END
                                                      -----------  ---------  ---------------  ---------  ---------------
NINE MONTHS ENDED
September 30, 1998..................................   $   8,042   $   6,844          5.10%    $   7,635          4.99%
September 30, 1997..................................       6,164       4,743          5.05         4,172          5.15
YEAR ENDED DECEMBER 31,
1997................................................       9,157       4,738          5.04         9,157          5.02
1996................................................       5,035         520          4.81         3,766          4.80
1995................................................          --          --            --            --            --

------------------------

(1) Consists of securities sold under agreements to repurchase.

NOTES PAYABLE

    The Company borrowed $2.7 million in connection with the acquisition of Riherd Bank Holding Company in the third quarter of 1996. Total notes outstanding on December 31, 1997, was $1.5 million, compared to $2.7 million for the same period in 1996. The Company voluntarily accelerated principal payments and paid in full its note payable on January 22, 1998. On September 30, 1998, the Company had no notes payable outstanding.

    The Company maintains lines of credit with certain financial institutions totaling $4.0 million. There were no amounts outstanding as of September 30, 1998 or December 31, 1997.

SECURITIES

    The Company uses its securities portfolio primarily as a source of liquidity and a base from which to pledge assets for repurchase agreements and public deposits. Total recorded value of securities was $48.3 million at September 30, 1998, $60.9 million at December 31, 1997, and $70.9 million at December 31, 1996. When the Company's liquidity position exceeds expected loan demand, other investments are considered by management as a secondary earnings alternative. Typically, management remains short-term (under 5 years) in its decision to invest in certain securities and always strives to ensure that a portion of its investment portfolio matures in the next quarter. As these investments mature, they will be used to meet cash needs or will be reinvested to maintain a desired liquidity position. Most of the investment portfolio is designated as available for sale to provide the Company flexibility, and in case an immediate need for liquidity arises. The composition of the portfolio offers management full flexibility in managing its liquidity position and interest rate sensitivity, without adversely impacting its regulatory capital levels. The investment securities available-for-sale are carried at fair market value and had a net unrealized gain, net of taxes, on December 31, 1997, of approximately $255,000, as compared to $66,000 on December 31, 1996, and $447,000 on September 30, 1998.

    The Company invests primarily in direct obligations of the United States, obligations guaranteed as to the principal and interest by the United States and obligations of agencies of the United States. In addition, the Company enters into federal funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The Federal Reserve Bank and the Federal Home Loan Bank also require equity investments to be maintained by the Company.

                 MATURITY DISTRIBUTION OF INVESTMENT SECURITIES
                                  (THOUSANDS)

                                                SEPTEMBER 30, 1998          DECEMBER 31, 1997          DECEMBER 31, 1996
                                             -------------------------  -------------------------  -------------------------
                                              AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
AVAILABLE-FOR-SALE                              COST      MARKET VALUE     COST      MARKET VALUE     COST      MARKET VALUE
-------------------------------------------  -----------  ------------  -----------  ------------  -----------  ------------
U.S. Treasury and U.S. Government Agencies
  and Corporations and Obligations of State
  and Political Subdivisions:
    One Year or Less.......................   $  17,850    $   17,915    $  14,500    $   14,514    $  13,074    $   13,029
    Over One Through Five Years............      16,972        17,441       25,207        25,486       32,183        32,272
    Over Five Through Ten Years............         100           105        2,714         2,744        2,724         2,752
    Over Ten Years.........................         608           654          608           647          857           910
Mortgage-Backed and Other Securities.......       6,474         6,602        9,407         9,452       11,923        11,903
                                             -----------  ------------  -----------  ------------  -----------  ------------
        Total..............................   $  42,004    $   42,717    $  52,436    $   52,843    $  60,761    $   60,866
                                             -----------  ------------  -----------  ------------  -----------  ------------
                                             -----------  ------------  -----------  ------------  -----------  ------------
HELD-TO-MATURITY
Mortgage-Backed and Other Securities.......   $   5,597    $    5,588    $   8,096    $    7,936    $  10,009    $    9,722
                                             -----------  ------------  -----------  ------------  -----------  ------------
        Total..............................   $   5,597    $    5,588    $   8,096    $    7,936    $  10,009    $    9,722
                                             -----------  ------------  -----------  ------------  -----------  ------------
                                             -----------  ------------  -----------  ------------  -----------  ------------

                 WEIGHTED AVERAGE YIELD BY RANGE OF MATURITIES

                                                          SEPTEMBER 30, 1998      DECEMBER 31, 1997      DECEMBER 31, 1996
                                                         ---------------------  ---------------------  ---------------------
One Year or Less.......................................             5.67%                  5.63%                  5.24%
Over One through Five Years............................             6.17                   5.93                   6.09
Over Five through Ten Years............................             5.94                   6.78                   6.43
Over Ten Years (1).....................................             6.22                   6.53                   6.14

------------------------

(1) Represents adjustable rate mortgage-backed securities which are repriceable within one year.

                     DISTRIBUTION OF INVESTMENT SECURITIES
                                  (THOUSANDS)

                                                                                         DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                      SEPTEMBER 30, 1998             1997                    1996                    1995
                                    ----------------------  ----------------------  ----------------------  ----------------------

                                     AMORTIZED     FAIR      AMORTIZED     FAIR      AMORTIZED     FAIR      AMORTIZED     FAIR
                                       COST        VALUE       COST        VALUE       COST        VALUE       COST        VALUE
                                    -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
U.S. Treasury Securities..........   $  20,463   $  20,934   $  26,947   $  27,219   $  32,014   $  32,111   $  13,701   $  13,633
U.S. Government Agencies..........      13,486      13,525      14,667      14,684      15,159      15,087      16,161      16,270
State, County, & Municipal........       1,581       1,656       1,415       1,488       1,663       1,763           0           0
Mortgage-Backed Securities........      10,628      10,665      16,115      16,000      20,724      20,423      22,296      22,048
Other investments.................       1,443       1,525       1,388       1,388       1,210       1,204         948         940
                                    -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
Total.............................   $  47,601   $  48,305   $  60,532   $  60,779   $  70,770   $  70,588   $  53,106   $  52,891
                                    -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                    -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------

LIQUIDITY AND INTEREST RATE SENSITIVITY

    Market and public confidence in the financial strength of the Company and financial institutions in general will largely determine the Company's access to appropriate levels of liquidity. This confidence is significantly dependent on the Company's ability to maintain sound asset quality and appropriate levels of capital resources.

    Liquidity is defined as the ability of the Company to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the Company's liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily and weekly basis.

    Sources of liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities; investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under repurchase agreements; loan repayments; loan sales; deposits and certain interest rate-sensitive deposits; and borrowings under overnight federal fund lines available from correspondent banks. In addition to interest rate-sensitive deposits, the Company's primary demand for liquidity is anticipated fundings under credit commitments to customers.

    Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given time interval, including both floating rate instruments and instruments which are approaching maturity. The measurement of the Company's interest rate sensitivity, or gap, is one of the principal techniques used in asset and liability management. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risks to the Company. In the future, the Company will attempt to maintain, with respect to management's expectations of interest rate changes in the immediate twelve months, a cumulative gap position within plus, or minus, 20% of total assets.

    The asset mix of the balance sheet is evaluated continually in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

    The Company's gap and liquidity positions are formally reviewed quarterly by management to determine whether or not changes in policies and procedures are necessary to achieve financial goals. Included in the review is an internal analysis of the possible impact on net interest income due to market rate changes of plus and minus 1%. In the rate sensitivity analysis, current average rates within the repricing periods of affected balance sheet categories are adjusted to an historical percentage of market change according to each rate shock scenario. The adjusted rates are then substituted in interest computations and compared to actual results. The Company will continue to search for tools that will enhance their process of monitoring interest rate risk.

    On January 28, 1997, the Commission adopted amendments to Regulation S-K, Regulation S-X, and various forms (Securities Act Release No. 7386) to clarify and expand existing requirements for disclosures about derivatives and market risks inherent in derivatives and other financial instruments. No derivative financial instruments are held by the Company, but other financial instruments, which include investments, loans and deposit liabilities, are included in the Company's balance sheet. The release requires quantitative and qualitative disclosures about market risk.

    The Company has prepared a table which will enhance the presentation of market risk associated with financial instruments held by the Company. In the "Rate Sensitivity Analysis" table, rate sensitive assets and liabilities are shown by maturity, separating fixed and variable interest rates. The estimated fair value of each instrument category is also shown in the table. While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such instruments at December 31, 1997, and September 30, 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997, and September 30, 1998, should not necessarily be considered to apply at subsequent dates.

                           RATE SENSITIVITY ANALYSIS
                               SEPTEMBER 30, 1998

                                                                                                                    FAIR
(DOLLARS IN THOUSANDS)                1 YEAR     2 YEARS    3 YEARS    4 YEARS    5 YEARS    BEYOND      TOTAL      VALUE
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
INTEREST-EARNING ASSETS:
Loans
  Fixed Rate Loans.................  $  10,992  $   8,688  $  11,253  $  12,897  $  15,343  $  27,813  $  86,986  $  87,354
    Average Interest Rate..........       9.02%     10.34%      9.37%      9.17%      8.85%      8.32%      8.97%
  Variable Rate Loans..............     10,765      5,194      6,958      4,177      3,466     59,076     89,636     89,636
    Average Interest Rate..........       9.55%     10.12%      8.53%      9.19%      8.73%      8.50%      8.76%
Investment Securities(1)
  Fixed Rate Investments...........     20,183      5,077     11,505      3,090        177      3,089     43,121     43,700
    Average Interest Rate..........       5.68%      6.01%      6.05%      6.81%      7.10%      5.82%      5.91%
  Variable Rate Investments........         --         --         --         --         --      3,037      3,037      3,080
    Average Interest Rate..........                                                              6.40%      6.40%
Federal Funds Sold.................     35,725         --         --         --         --         --     35,725     35,725
    Average Interest Rate..........       5.34%                                                             5.34%
Other Earning Assets(2)............      7,404         --         --         --         --         --      7,404      7,404
    Average Interest Rate..........       5.61%                                                             5.61%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Interest-Earning
  Assets...........................  $  85,069  $  18,959  $  29,716  $  20,164  $  18,986  $  93,015  $ 265,909  $ 266,899
    Average Interest Rate..........       6.45%      9.12%      7.89%      8.81%      8.81%      8.29%      7.79%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
INTEREST-BEARING LIABILITIES:
NOW (3)............................  $  12,558         --         --         --         --  $  29,304  $  41,862  $  41,862
    Average Interest Rate..........       1.63%                                                  1.63%      1.63%
Money Market (4)...................     24,000         --         --         --         --      2,363     26,363     26,363
    Average Interest Rate..........       3.87%                                                  1.74%      3.68%
Savings (3)........................      4,910         --         --         --         --     11,458     16,368     16,368
    Average Interest Rate..........       1.91%                                                  1.91%      1.91%
CD's $100,000 and Over.............     28,253  $   8,133  $   1,178  $   1,008  $     122         --     38,694     38,560
    Average Interest Rate..........       5.75%      6.30%      6.04%      5.99%      6.50%                 5.88%
CD's Under $100,000................     75,921     11,012      4,066      3,195        376         23     94,593     94,387
    Average Interest Rate..........       5.18%      5.62%      5.77%      5.72%      5.88%      6.10%      5.28%
Securities Sold Under
Repurchase Agreements..............      7,635         --         --         --         --         --      7,635      7,635
    Average Interest Rate..........       5.10%                                                             5.10%
Notes Payable......................         --         --         --         --         --         --         --         --
    Average Interest Rate
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Interest-Bearing
  Liabilities......................  $ 153,277  $  19,145  $   5,244  $   4,203  $     498  $  43,148  $ 225,515  $ 225,175
    Average Interest Rate..........       4.68%      5.91%      5.83%      5.78%      6.03%      1.71%      4.27%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

------------------------------

(1) Securities available for sale are shown at their amortized cost, excluding market value adjustment for unrealized gains of $713,000.

(2) Represents interest bearing deposits with Banks, FRB Stock, Federal Home Loan Bank Stock and other marketable equity securities.

(3) Thirty percent of all NOW and Savings accounts have been designated as maturing within one year.

(4) All Money Market accounts $25,000 and over and 30% of Money Market accounts under $25,000 have been designated as maturing within one year.

                           RATE SENSITIVITY ANALYSIS
                               DECEMBER 31, 1997

                                                                                                                    FAIR
(DOLLARS IN THOUSANDS)                1 YEAR     2 YEARS    3 YEARS    4 YEARS    5 YEARS    BEYOND      TOTAL      VALUE
-----------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
INTEREST-EARNING ASSETS:
Loans
  Fixed Rate Loans.................  $  10,608  $   6,091  $  10,378  $  11,820  $   9,902  $  22,132  $  70,931  $  71,120
    Average Interest Rate..........       8.96%     10.88%      9.97%      9.18%      9.09%      8.57%      9.21%
  Variable Rate Loans..............      9,115      4,757      8,376      4,762      4,048     57,660     88,718     88,718
    Average Interest Rate..........       9.91%     10.16%      9.34%      9.08%      9.42%      8.38%      8.81%
Investment Securities(1)
  Fixed Rate Investments...........     17,702     10,153      8,462      8,120      3,000      6,640     54,077     54,267
    Average Interest Rate..........       5.66%      5.99%      5.89%      6.50%      6.89%      6.17%      6.01%
  Variable Rate Investments........        500         --         --         --         --      4,567      5,067      5,124
    Average Interest Rate..........       4.56%                                                  6.95%      6.71%
Federal Funds Sold.................     24,125         --         --         --         --         --     24,125     24,125
    Average Interest Rate..........       5.50%                                                             5.50%
Other Earning Assets(2)............      7,124         --         --         --         --         --      7,124      7,124
    Average Interest Rate..........       5.77%                                                             5.77%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Interest-Earning
  Assets...........................  $  69,174  $  21,001  $  27,216  $  24,702  $  16,950  $  90,999  $ 250,042  $ 250,478
    Average Interest Rate..........       6.67%      8.35%      8.51%      8.28%      8.78%      8.19%      7.87%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
INTEREST-BEARING LIABILITIES:
NOW (3)............................  $  11,769         --         --         --         --  $  26,782  $  38,551  $  38,551
    Average Interest Rate..........       1.80%                                                  1.80%      1.80%
Money Market (4)...................     21,672         --         --         --         --      2,862     24,534     24,534
    Average Interest Rate..........       4.08%                                                  2.14%      3.85%
Savings (3)........................      4,363         --         --         --         --     10,860     15,223     15,223
    Average Interest Rate..........       1.98%                                                  1.98%      1.98%
CD's $100,000 and Over.............     20,743  $   4,133  $   7,431  $     624  $     225         --     33,156     33,023
    Average Interest Rate..........       5.63%      6.19%      6.34%      6.10%      5.66%                 5.87%
CD's Under $100,000................     73,676     10,555      3,264      2,540        217         25     90,277     90,088
    Average Interest Rate..........       5.14%      5.72%      5.78%      5.85%      5.98%      6.34%      5.25%
Securities Sold Under
  Repurchase Agreements............      9,157         --         --         --         --         --      9,157      9,157
    Average Interest Rate..........       5.11%                                                             5.11%
Notes Payable......................      1,450         --         --         --         --         --      1,450      1,450
    Average Interest Rate..........       8.00%                                                             8.00%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Interest-Bearing
  Liabilities......................  $ 142,830  $  14,688  $  10,695  $   3,164  $     442  $  40,529  $ 212,348  $ 212,026
    Average Interest Rate..........       4.71%      5.85%      6.17%      5.90%      5.82%      1.88%      4.34%
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

------------------------

(1) Securities available for sale are shown at their amortized cost, excluding market value adjustment for unrealized gains of $407,000.

(2) Represents interest bearing deposits with Banks, FRB Stock, Federal Home Loan Bank Stock and other marketable equity securities.

(3) Thirty percent of all NOW and Savings accounts have been designated as maturing within one year.

(4) All Money Market accounts $25,000 and over and 30% of Money Market accounts under $25,000 have been designated as maturing within one year.

PRIMARY USE OF FUNDS

    Cash flows from deposit growth for the nine months ended September 30, 1998, and year ended December 31, 1997, was $17.7 million and $4.6 million, respectively. Cash flows from net increases in shareholders equity were $1.5 million and $9.4 million for the nine months ended September 30, 1998, and the year ended December 31, 1997, respectively. Cash flows have been used primarily to support loan growth of $17 million during the nine months ended September 30, 1998. On September 30, 1998, the Company's loan to deposit ratio was 70.9%.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

    For the year ended December 31, 1996, the Company reported net income of $2.3 million, or $0.67 per share, compared to $1.8 million, or $0.56 per share, for year ended December 31, 1995. Earnings for 1996 also produced a return on average assets of 1.14% and a return on average stockholders' equity of 13.88%, compared to 1.06% and 13.24%, respectively, for 1995. The significant factors contributing to the improvement in earnings were the growth in operating revenue net of interest expense and improved overhead expense as a percentage of that revenue. Total assets were $254.9 million at December 31, 1996, compared to $176.7 million on December 31, 1995, a $78.2 million or 44.3% growth. Stockholders' equity was $19.7 million at the close of 1996, compared to $14.8 million in 1995, due to net earnings retention of $2.3 million less $379,000 cash dividends to shareholders, coupled with $2.9 million resulting from shares issued in conjunction with the acquisition of Riherd Bank Holding Company.

    Total loans as a percentage of total deposits improved to 65.6% at December 31, 1996, from 64.4% at year-end 1995. The improved loan to deposit ratio is a result of an increase in total loans by $46.5 million, or 45.4%, while deposits have increased by $67.8 million, or 42.7%. Therefore, loan growth during this past year was the main contributor to the $1.7 million, or 25.1%, increase in net interest income, as compared to 1995.

    Non-interest income increased by 20.2% to $1.8 million in 1996 from $1.5 million in 1995. As a percentage of average assets, there was an increase to 0.88% from 0.85% in 1995. Non-interest expense increased by $1.2 million, or 23.0%, for the year ended 1996, as compared to 1995. When analyzing this ratio, we would call attention to the one-time SAIF assessment of $327,000 before-tax effect; without the SAIF impact the increase would have been only 16.6%.

    Liquidity and capital ratios remain well within regulatory limits. Total non-performing assets decreased by $253,000 to $404,000 in 1996 from $657,000 in 1995, a reduction of 38.5%. Non-performing assets as a percentage of total assets decreased to 0.16% in 1996 from 0.37% in 1995.

    Dividends paid in 1996 were $0.11 per share compared to $0.09 per share in 1995.

CAPITAL RESOURCES

    Shareholders' equity at September 30, 1998, was $30.6 million, as compared to $28.4 million at September 30, 1997, and $29.0 million at December 31, 1997, as compared to $19.7 million at December 31, 1996. On July 15, 1997, the Company completed a rights offering to existing shareholders and raised $6.8 million in new capital.

    The Comptroller establishes risk-based capital requirements for national banks. These guidelines are intended to provide an additional measure of a bank's capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such "off balance sheet" activities as loans sold with recourse, loan commitments, guarantees and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loss reserves and other forms of equity such as preferred stock that may be included in capital. The Bank's goal is to maintain its current status as a "well-capitalized institution" as that term is defined by its regulators.

    Under the terms of the guidelines, banks must meet minimum capital adequacy based upon both total assets and risk adjusted assets. All banks are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to risk-weighted assets of 4%. Adherence to these guidelines has not had an adverse impact on the Company or the Bank. Selected capital ratios at December 31, 1997, and 1996 compared to September 30, 1998, are as follows:

                                 CAPITAL RATIOS

                                                                         ACTUAL             WELL CAPITALIZED
                                                                 ----------------------  ----------------------   EXCESS
                                                                  AMOUNT       RATIO      AMOUNT       RATIO      AMOUNT
                                                                 ---------     -----     ---------     -----     ---------
As of September 30, 1998:
Total Capital
  (to Risk Weighted Assets):
  Consolidated.................................................  $  30,297        17.5%  $  17,303        10.0%  $  12,994
  Bank.........................................................     23,633        13.5      17,537        10.0       6,096
Tier I Capital
  (to Risk Weighted Assets):
  Consolidated.................................................     28,695        16.6      10,382         6.0      18,313
  Bank.........................................................     22,031        12.6      10,522         6.0      11,509
Tier I Capital
  (to Average Assets):
  Consolidated.................................................     28,695         9.9      14,457         5.0      14,238
  Bank.........................................................     22,031         7.6      14,442         5.0       7,589
AS OF DECEMBER 31, 1997:
Total Capital
  (to Risk Weighted Assets):
  Consolidated.................................................  $  28,708        18.7%  $  15,383        10.0%  $  13,325
  Bank.........................................................     22,866        14.8      15,484        10.0       7,382
Tier I Capital
  (to Risk Weighted Assets):
  Consolidated.................................................     27,213        17.7       9,230         6.0      17,983
  Bank.........................................................     21,373        13.8       9,291         6.0      12,082
Tier I Capital
  (to Average Assets):
  Consolidated.................................................     27,213        10.2      13,339         5.0      13,874
  Bank.........................................................     21,373         8.0      13,338         5.0       8,035
AS OF DECEMBER 31, 1996:
Total Capital
  (to Risk Weighted Assets):
  Consolidated.................................................  $  19,267        13.6%  $  14,189        10.0%  $   5,078
  Bank.........................................................     21,538        15.2      14,183        10.0       7,355
Tier I Capital
  (to Risk Weighted Assets):
  Consolidated.................................................     17,871        12.6       8,514         6.0       9,357
  Bank.........................................................     20,142        14.2       8,510         6.0      11,632
Tier I Capital
  (to Average Assets):
  Consolidated.................................................     17,871         7.3      12,320         5.0       5,551
  Bank.........................................................     20,142         8.2      12,319         5.0       7,823

EFFECTS OF INFLATION AND CHANGING PRICES

    The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Company's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

MONETARY POLICIES

    The results of operations of the Bank will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Company or the Bank.

ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on weighted average number of shares of common stock. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options. Common stock equivalents are determined using the treasury method for diluted shares outstanding. The difference between diluted and basic shares outstanding is common stock equivalents from stock options outstanding in the periods stated.

    On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 provides new accounting and reporting standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of this standard did not have a material impact on reported results of operations of the Company.

    In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments imbedded in other contracts). The statement is effective for fiscal years beginning after June 15, 1999. The financial impact of the adoption of this statement has not been determined. However, the effect of the adoption of the statement is not expected to be material.

QUARTERLY FINANCIAL INFORMATION

    The following table sets forth, for the periods indicated, certain consolidated quarterly financial information of the Company. This information is derived from the Company's unaudited financial statements which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. This information should be read in conjunction with the Company's Financial Statements included elsewhere in this Prospectus. The results for any quarter are not necessarily indicative of results for any future period.

                            SELECTED QUARTERLY DATA

                                                          1998                                   1997                       1996
                                             -------------------------------  ------------------------------------------  ---------
(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE
  DATA)                                         3Q         2Q         1Q         4Q         3Q         2Q         1Q         4Q
-------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income........................  $   2,943  $   2,941  $   2,790  $   2,773  $   2,757  $   2,586  $   2,641  $   2,580
Provision for loan losses..................        170        150         80        110         70        130        130         50
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after provision for
  loan losses..............................      2,773      2,791      2,710      2,663      2,687      2,456      2,511      2,530
Other income (excluding securities
  transactions)............................        579        565        570        534        565        498        555        566
Securities gains (losses), net.............         --         --          2         --          1         --         --         --
Other expenses.............................      2,381      2,292      2,162      2,066      2,003      1,918      1,927      1,876
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income tax expense...........        971      1,064      1,120      1,131      1,250      1,036      1,139      1,220
Income tax expense.........................        333        367        388        391        436        356        398        430
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.................................  $     638  $     697  $     732  $     740  $     814  $     680  $     741  $     790
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings per common share............  $    0.13  $    0.15  $    0.15  $    0.16  $    0.17  $    0.17  $    0.19  $    0.21
Diluted earnings per common share..........       0.13       0.14       0.15       0.15       0.17       0.17       0.19       0.20


(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE
  DATA)                                         3Q         2Q         1Q
-------------------------------------------  ---------  ---------  ---------
Net interest income........................  $   2,161  $   1,918  $   1,819
Provision for loan losses..................         80         90        115
                                             ---------  ---------  ---------
Net interest income after provision for
  loan losses..............................      2,081      1,828      1,704
Other income (excluding securities
  transactions)............................        415        395        426
Securities gains (losses), net.............         --        (25)        --
Other expenses.............................      1,839      1,332      1,313
                                             ---------  ---------  ---------
Income before income tax expense...........        657        866        817
Income tax expense.........................        226        305        286
                                             ---------  ---------  ---------
Net income.................................  $     431  $     561  $     531
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------
Basic earnings per common share............  $    0.13  $    0.17  $    0.16
Diluted earnings per common share..........       0.12       0.17       0.16

YEAR 2000 COMPLIANCE

THE STATE OF THE COMPANY'S READINESS

    The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations resulting in disruptions of operations, including, among other things, a temporary inability to process transactions, send statements or engage in similar normal business activities.

    The Company has a four-phase plan to resolve the Year 2000 issue with respect to internal and external systems:

    - Identifying significant systems and assessing potential Year 2000 issues relating to those systems;

    - Renovating, repairing and replacing noncompliant systems;

    - Testing and validating solutions; and

    - Implementing those solutions.

    The first phase of the plan has been completed and the Company has substantially completed the second phase. The first phase involved assessing all computer controlled systems, including the computer systems of the Company's vendors, items processing, ATMs, telecommunications, security and alarm, elevator, telephone, HVAC, and environmental systems with embedded microchips. The Company's local area network has been evaluated and is Year 2000 compliant.

    The second phase involves upgrading, as applicable, hardware, software, networks, ATMs and other processing platforms. The noncompliant individual personal computers throughout the organization have been replaced. The Company is in the process of upgrading the current software versions of the spreadsheet and word processing programs it uses for internal purposes to the Year 2000 compliant versions. The Company expects to have substantially all of the Year 2000 system and application changes completed by the end of 1998.

    The testing, validation and implementation phases are underway. During 1999 additional testing and re-testing will be performed, and every effort will be made to ensure the conversion from 1999 to the Year 2000 is uneventful.

    The vast majority of the Company's processing needs are outsourced to two outside vendors and the Company is monitoring their Year 2000 compliance progress closely. The Company will participate during the fourth quarter of 1998 with on-site testings of the vendors' systems. The Comptroller also has been reviewing the efforts of the Company's vendors and thus far has expressed satisfaction with their progress.

    Year 2000 issues also may adversely impact the businesses of the Company's customers. The Company has in effect a loan policy pursuant to which it reviews all present and potential borrowers with loan portfolio amounts exceeding $500,000 for Year 2000 preparation. The Bank's loan documentation for new, complex commercial loans, including loans over $250,000, contain loan agreements with Year 2000 representations and warranties.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES

    The costs associated with the Company's Year 2000 issues are not expected to have a material impact on the long term results of the operations or financial condition of the Company. The total expense to upgrade the individual personal computers throughout the organization is expected to be approximately $150,000. The software upgrade is expected to cost approximately $15,000. To date, the Company has incurred expenses of approximately $78,000 in connection with its Year 2000 plan. Expenses incurred in the upgrade and testing of the new hardware and software for the vendors' data processing systems are the outside vendors' responsibility. The costs of the plan and the date on which the Company plans to complete its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from those plans.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES

    There can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. The Company believes that the failure of third parties to address their Year 2000 problems in a timely fashion presents the greatest likelihood of the Company not being fully Year 2000 compliant. Such a failure could materially adversely impact the Company's operations, the estimated costs of the Year 2000 plan and the target dates for completion. The effect of non-compliance by third parties is not determinable at this time. The Company could be subject to litigation for computer systems product failure, including equipment shutdown or failure to properly date business records or process transactions. The amount of potential liability, if any, and lost revenue cannot be reasonably estimated at this time.

THE COMPANY'S CONTINGENCY PLANS

    The Company has contingency plans in place for mission critical systems in the event of unforeseen difficulties to minimize any disruptions. Personnel of the Company have been trained and advised to operate on a manual basis, with all items going to the Company's operations center for processing. The operations center will operate on a power generator that should allow continued processing and service to the Company's customers in the event of interruption of electric utility service.

                                    BUSINESS

GENERAL

    The Company is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), which commenced operations in 1987 by acquiring the capital stock of the Bank, which had been formed in 1986. The Company is currently headquartered in Lake City, Florida, but will relocate its headquarters to Jacksonville, Florida, in connection with its expansion plans described below. The Company is the largest community bank headquartered in Northeast Florida. The Bank is a national banking association subject to the supervision of the Comptroller. It provides traditional deposit, lending and mortgage products and services to its commercial and retail customers through eleven full service branches located within the following contiguous counties in Northeast Florida: Columbia, Suwannee, Baker, Bradford, Union (the "Core Markets") and Alachua County. From 1993 to 1998, the Company experienced substantial growth by industry standards. At September 30, 1998, the Company had total assets of $290.6 million, total loans of $176.6 million, total deposits of $249.2 million, and total shareholders' equity of $30.6 million, reflecting compound annual growth rates of 24.2%, 23.1%, 23.1% and 27.7%, respectively, for the five-year period ended September 30, 1998. Net income for the nine months ended September 30, 1998, and for the year ended December 31, 1997, was $2.1 million and $3.0 million, respectively, as compared with $2.2 million and $2.3 million for the period nine months ended September 30, 1997, and for the year ended December 31, 1996, respectively. For the five-year period ended December 31, 1997, the compound annual earnings growth rate was 43.1%.

EVOLUTION OF THE FLORIDA BANKING MARKET

    Significant changes in interstate banking and branching laws, enacted during the early 1980s, have allowed bank holding companies to aggressively expand into new markets that have attractive growth rates and demographics. As a result, substantial consolidation of the Florida banking market has occurred. According to the FDIC, the number of commercial banking entities operating in Florida declined from approximately 550 as of December 31, 1980, to approximately 200 as of June 30, 1998, or approximately 64% over the 17 year period. Management believes Florida has been particularly attractive to regional bank holding companies because it is the fourth largest state in the country in terms of total population (14.7 million) and is among the ten fastest growing states in the country (approximately 2% annually). Currently, more than twenty-five out-of-state bank and thrift holding companies operate in Florida. As more out-of-state bank holding companies enter the Florida market, the Company believes that the number of depository institutions headquartered and operating in Florida will continue to decline.

    The Company has observed a similar consolidation trend in the markets in and around Gainesville and Jacksonville, into which it intends to expand. Historically the Company competed successfully in its Core Markets against larger bank holding companies for middle market customers. In the Company's targeted geographic expansion markets, many of such customers have preferred the banking services and products of banks that are locally headquartered. Increasingly, however, large regional bank holding companies are entering the Company's targeted markets by acquiring such previously locally headquartered banks. For example, in January 1998, NationsBank Corporation (now BankAmerica Corporation) ("NationsBank") completed its acquisition of Jacksonville-based Barnett Banks, Inc. ("Barnett"), which, prior to its acquisition, was the largest bank headquartered in Florida. The acquisition of Barnett closely followed the acquisition of three of Jacksonville's five community banks by SouthTrust Bank Corporation ("SouthTrust") and Compass Bancshares, Inc. ("Compass") in 1996 and 1997. Similarly, Gainesville State Bank, the largest community bank in Gainesville and the surrounding Alachua County (the "Gainesville Market"), was acquired by Compass Bank in 1997. As a result, the Company now competes in its Core Markets, and will compete in its targeted geographic expansion markets, primarily with SunTrust Banks, Inc., NationsBank, First Union Corporation, SouthTrust, AmSouth Bancorporation and Compass Bank, all of which are headquartered outside of Florida.

GROWTH OPPORTUNITY FOR THE COMPANY

    Management believes that a significant segment of the historical customer base of Barnett and those of other acquired community banks in Northeast Florida, particularly individuals and small and medium-sized businesses, preferred the personalized service that characterized their relationships with the locally headquartered banks. Many of these personal relationships have been disrupted as the larger, regional financial institutions increasingly focus on larger corporate customers, offer primarily standardized loan and deposit products and services, and employ centralized management and more remote decision-making. Thus, Company management believes there exists a unique opportunity to address the under-served banking needs of individuals and small and medium-sized businesses in its targeted geographic expansion markets, which are contiguous and demographically similar to the Company's existing Core Markets. Accordingly, the Company's current strategic focus is to immediately capitalize on this market opportunity. In pursuing this opportunity, the Company will continue to focus on that specific segment of the market to which it has historically appealed. The Company believes that its historical strategy of providing personalized and consistent service to its middle-market corporate customers and individuals will allow it to continue to compete profitably, not only in the markets that it presently serves but in other markets as well.

    As of June 30, 1998, the Company's present markets (which include the Gainesville Market) and the Jacksonville market, which consists of Jacksonville, St. Augustine, Orange Park, Ponte Vedra Beach, the Jacksonville Beaches, Fernandina Beach and Amelia Island, included in the four counties of Nassau, Clay, Duval and St. Johns (collectively, the "Jacksonville Market"), represent a combined deposit market of nearly $12.7 billion. The Jacksonville Market alone has a deposit market of $10.2 billion, and the Company intends to continue its primary marketing focus of providing traditional banking products and services to individuals and small and medium-sized businesses in that market. Management believes that this segment of the market is currently under-served.

BUSINESS STRATEGY

    The Company's primary goal is to enhance profitability and shareholder returns through aggressive but sound growth. The Company's long-term strategy is to (i) continue to grow its full service banking operations by expanding into new markets, (ii) leverage current branch capacity, (iii) expand its mortgage, consumer, and commercial lending activities and (iv) continue to differentiate itself from its larger competitors by emphasizing personalized, relationship-driven service provided by a locally-headquartered financial institution.

    EXPAND IN UNDER-SERVED MARKETS

    The consolidation of the banking industry in Northeast Florida has created a window of opportunity for the Company to expand its operations in the Gainesville Market and to enter the Jacksonville Market (collectively, the "Expansion Markets"). The Expansion Markets are contiguous and culturally similar to the Core Markets. Like the Core Markets, the Expansion Markets consist in large part of individuals and small and medium-sized businesses. The Company believes that its familiarity with meeting the banking needs and expectations of similar customers in the Core Markets makes the Company particularly qualified to attract banking customers accustomed to banking with community banks in the Expansion Markets. The recent consolidation also has dislocated qualified banking professionals who have strong ties to, and an understanding of, their local markets. During 1998, the Company added to its senior management G. Thomas Frankland and Corey J. Coughlin, both of whom bring substantial experience with the Jacksonville banking market. The Company believes that it can attract additional banking professionals, thereby benefiting from their experience and their ability in many instances to bring with them the banking business of their loyal customers. These factors, together with the Bank's asset size of $291 million at September 30, 1998, and its legal lending limit of approximately $3.6 million per borrower, position the Company to work more effectively with middle-market customers than many smaller community banks in the Expansion Markets.

    The Company recognizes that it must act promptly to take full advantage of this marketing opportunity. The Company plans to relocate its corporate headquarters to Jacksonville within the next year. It plans to expand its operations from eleven branches to sixteen branches by opening additional branches in the Jacksonville and Gainesville Markets within the next two years. The Company plans to open a loan production office in the Jacksonville Market during the first quarter of 1999. The Company intends to expand by acquiring existing branches if it is presented with attractive opportunities and if not, then by opening de novo branches.

    IMPROVE LOAN-TO-DEPOSIT RATIO WHILE MAINTAINING QUALITY LOANS

    In order to enhance profitability by improving the spread between the average interest rate earned on earning assets relative to the average interest rate paid on deposits and other liabilities, the Company plans over the near term to increase its loan-to-deposit ratio while maintaining asset quality. The Company intends to accomplish its goal by adding additional loan production officers, by adopting a more aggressive marketing strategy designed to attract quality loans in its Core and Expansion Markets and by continuing to intentionally focus on an increasingly under-served market. However, maintaining loan quality is of paramount importance to the Company and it is committed to avoid sacrificing loan quality in this effort to increase loan volume.

    INCREASE NON-INTEREST INCOME

    The Company also plans to increase profitability by increasing its non-interest income. The Company currently generates fees from service charges on its checking accounts, ATM charges, service charges on its credit cards, and mortgage origination and servicing fees. The Company anticipates that the increase in customers resulting from the Company's expansion will increase the volume of fees it charges. In addition, the Company also is in the process of raising certain fees to levels that are consistent with fees generally charged by the Company's competitors in the relevant market. Management continues to assess other opportunities to increase non-interest income.

    PROVIDE COMMUNITY BANKING SERVICE

    The Company believes that it can achieve the goals outlined above through a continued commitment to the "community bank philosophy", which emphasizes offering a broad range of personalized products and services through banking professionals who understand the banking industry and the banking needs of the local communities they serve. Each branch manager and individual loan officer is given a certain degree of authority and discretion to approve loans and to price loans and services in order to respond quickly and efficiently to the needs of the Company's customers. In implementing this strategy, the Company will combine the experience and customer networks of its loan officers with centralized information technology to effectively price and provide customized banking services to enhance overall profitability. The Company intends to pursue this strategy throughout its Core and Expansion Markets and operate a multi-office community bank that emphasizes decision-making at the local level.

    To ensure that the Company's proposed expansion does not erode its standards for service and quality, the Company recently created three operating divisions: the Southern Division, the Eastern Division and the Central Division. The Company will create a fourth division, the First Coast Division, when it enters the Jacksonville Market. This new organizational structure will help to ensure that the Company's banking products and services are tailored to the individual markets it serves, as opposed to the "one size fits all" approach that generally is followed by larger financial institutions. The divisions are headed by Division Presidents who effectively have the authority to operate the division as a community bank, so long as it is done within the parameters of the Company's policies. In addition, the Company plans to create in each division advisory boards composed of business leaders from that community.

DEMOGRAPHICS OF CORE AND EXPANSION MARKETS(1)

    JACKSONVILLE MARKET

    The population of the Jacksonville Market increased from approximately 907,000 in 1990 to approximately 1,028,000 in 1997, representing an increase of 13.3% over that period. The 1993 median household income (the latest available census information) in the Jacksonville Market ranged from $31,892 to $38,102. The average unemployment rate for 1997 was 3.6%, compared to Florida's unemployment rate of 5.1% for the same period. As of June 30, 1998, there were 226 bank and thrift offices in the Jacksonville Market, with aggregate deposits of approximately $10.2 billion. Deposits in the Jacksonville Market increased approximately $3 billion from 1992 through 1997. The Jacksonville Market has a diverse economy based on healthcare, manufacturing, distribution, telecommunications, biomedical, financial services, military, federal, state and local government and transportation. Within the environs of the Jacksonville Market are the resorts of Amelia Island, Ponte Vedra Beach and The World Golf Village. The Jacksonville Market also is home to the Mayo Clinic, the University of North Florida, Jacksonville University, and the National Football League's most recent expansion team, the Jacksonville Jaguars.

    GAINESVILLE MARKET

    The population of the Gainesville Market increased from approximately 182,000 in 1990 to approximately 208,000 in 1997, representing an increase of 14.3% over that period. The 1993 median household income (the latest available census information) in the Gainesville Market was $26,683. The average unemployment rate in the Gainesville Market in 1997 was 2.8%. As of June 30, 1998, there were 53 bank and thrift offices (including two of the Company's offices) in the Gainesville Market with aggregate deposits of approximately $1.6 billion. Deposits in the Gainesville Market increased approximately $200 million from 1992 through 1997. The Gainesville Market has an economy based on state and local government, healthcare and retail/servicing. Gainesville also is the home of the University of Florida, with approximately 46,000 full-time students, faculty and staff in the fall of 1998.

    CORE MARKETS

    The population of the Core Markets increased from approximately 120,000 in 1990 to approximately 146,000 in 1997, representing an increase of 21.7% over that period. The 1993 median household income (the latest available census information) in the Core Markets ranged from $21,767 to $27,568. The average unemployment rate in 1997 was 4.6%. As of June 30, 1998, there were 31 bank and thrift offices (including nine of the Company's offices) in the Core Markets with aggregate deposits of approximately $909 million. Deposits in the Core Markets increased approximately $96 million from 1992 through 1997. The Core Markets have a diversified economy based on timber farming, light manufacturing, health care (including a major Veteran's Administration Hospital), manufactured housing, aircraft refurbishing and state and local government.

DEPOSIT PRODUCTS AND SERVICES

    The Company offers various deposit products and services to its retail and commercial customers. These products include commercial and retail checking accounts, specialized low-cost checking for customers who write few checks per month, money market accounts for consumers and commercial customers, NOW accounts and savings accounts. Additionally, the Company offers an interest-bearing transaction account for seniors with no minimum balance requirements, no service charge and no per-check charge. For customer convenience and ease of storage, the Company offers image-based monthly account statements, as well as an automated telephone banking service for balance reporting. The

------------------------

(1) Population data was derived from publications prepared by the University of Florida Bureau of Economic and Business Research. Deposit data was derived from information accumulated by The Florida Bankers Association. Median household income was based on Bureau of Census data. Unemployment rates were obtained from statistics compiled by the State of Florida Department of Labor and Employment Security.

Company's deposit services include cash management for commercial customers for overnight investment, wire transfer services, collections, money orders, safe deposit boxes and traveler's checks. Most of the Company's offices offer automated teller machines ("ATMs"), which may be used throughout the United States and internationally by Bank customers and non-customers. The Company intends to provide that service at all of its offices in the near future, as newer ATM models, with more features, become available.

    The Company's decentralized operations allow the Division Presidents and their staffs to adjust interest rates (from the Company's posted rates) within prescribed ranges to keep or attract deposit business. Additionally, the Company compares its service charge fees to market levels on at least an annual basis, keeping its charges competitive with, and generally lower than, those of the regional banks. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount permitted by law (generally $100,000 per depositor subject to aggregation rules).

    In an effort to accommodate those customers who prefer to conduct their banking business from home, in 1999 the Company plans to offer its customers personal computer-based electronic banking, including automated bill paying and loan applications. These services will be offered by the Bank through third-party vendors.

    As of September 30, 1998, the Company's deposit base, totalling approximately $249.2 million, consisted of approximately $31.3 million in non-interest-bearing demand deposits (12.6% of total deposits), approximately $68.2 million in interest-bearing demand deposits and money market accounts (27.3% of total deposits), approximately $16.4 million in savings deposits (6.6% of total deposits), approximately $94.6 million in time deposits less than $100,000 (38.0% of total deposits), and approximately $38.7 million in time deposits of $100,000 or more (15.5% of total deposits).

LOAN PRODUCTS AND LENDING POLICY

    IN GENERAL

    The Company provides to its customers a full range of short- to medium-term commercial, agricultural, Small Business Administration ("SBA") guaranteed, Farmers Home Administration guaranteed, and personal loans, both secured and unsecured. Credit is extended consistent with a comprehensive loan policy that governs advance rates, maturities and acceptable collateral. The Company's loan policy grants lending authority based on a tiered schedule, with significant authority at the Division President level. Exceptions to the policy must be recommended by the applicable Division President and approved by either the President or the Chief Executive Officer of the Bank before the credit commitment can be made. If the loan is for an amount exceeding $1.5 million, the Executive Committee of the Bank's Board of Directors must approve any exceptions to the Bank's loan policy.

    COMMERCIAL LOANS

    Commercial loan products include (i) short-term loans and lines of credit for working capital purposes, which are generally secured by the borrower's current assets (usually accounts receivables and inventory), (ii) intermediate term loans for farm and non-farm equipment and crop loans and (iii) SBA guaranteed loans. They include secured and unsecured loans for working capital, business expansion and purchases of equipment and machinery.

    Lines of credit are subject to annual review and approval, generally not later than 120 days after the closing of the customer's fiscal year end. Advances are limited to 75.0% of eligible accounts receivable and up to 50.0% on inventory. These credits are usually monitored through the review of a receivables aging report and borrowing base report.

    Term loans having maturities greater than one year are generally secured by equipment or rolling stock with advances limited to no more than 75.0% of cost. In virtually all cases, the Bank requires the personal guaranty of the owners or major shareholders of the borrower.

    Agricultural loans are granted to experienced farmers with demonstrated capabilities, acceptable historical cash flows, reasonable cash flow projections and adequate secondary sources of repayment.

    As of September 30, 1998, the Company had commercial loans (excluding commercial real estate loans) of $24.0 million, representing approximately 13.6% of the Company's loan portfolio.

    COMMERCIAL REAL ESTATE LOANS

    The Company's commercial real estate lending products include: construction loans, mini-permanent and permanent financing for commercial properties, acquisition and development loans for residential and commercial property developers and investment property financing.

    Construction loan borrowers are required to inject equity equal to at least 20% of the total cost of the construction project before the Company will advance funds on the loan. The Company advances funds pursuant to a draw schedule and makes inspections prior to each draw request. The Company's construction lending requirements also may include a plan and cost review, depending on the complexity of the project. The plan and cost review and the inspections are out-sourced by the Company to qualified professionals.

    Mini-permanent and permanent financing loans are owner occupied projects which demonstrate proven cash flows that result in a debt service coverage ratio of at least 1.25 to 1, based on a twenty year amortization. Mini-permanent loan amortization may be as long as twenty-five years, but requires balloon maturities within five to eight years.

    The Company extends acquisition and development loans to borrowers who have historically fulfilled their financial obligations. The relevant acquisition or development project must demonstrate acceptable absorption periods and have an equity investment of at least 25% of the total project costs. Such loans typically mature within twenty-four months.

    Loans on investment property are subject to the same underwriting criteria as mini-permanent loans and include a threshold debt service coverage ratio of at least 1.25 to 1.

    As of September 30, 1998, the Company had commercial real estate loans of $54.6 million, representing approximately 30.9% of the Company's loan portfolio.

    RESIDENTIAL AND CONSUMER LOANS

    Consumer lending products include open- and closed-ended home equity and home improvement loans, automobile, boat, and recreational vehicle loans and loans for other asset purchases. The Company offers Visa and MasterCard credit and debit card products to consumers and commercial customers. Applications for these products are evaluated based on the same credit requirements as direct loans.

    Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower, the purpose of the credit, and the secondary source of repayment. Specifically, the lender reviews a credit bureau report for the borrower's credit history and calculates a debt-to-income ratio based on the borrower's gross monthly income to fixed debt payments. A ratio higher than 40.0% is generally considered unacceptable. For automobile loans, the policy requires a minimum down payment of 10.0% with maturities based on the age of the vehicle.

    The Company offers a variety of one-to four-family residential loan products, including residential construction loans and residential acquisition financing.

    Residential construction financing typically includes a construction loan agreement with a construction draw schedule and third party inspections. A commitment for permanent financing is required prior to closing. Typical residential construction loans mature within six to eight months. The Company offers a construction/permanent package loan product in instances where the Company acts as the permanent lender.

    Residential loans are originated for the Company's portfolio, as well as for sale in the secondary market. The maximum loan amount is based on a loan to value ratio of 80% or less, where the value is equal to the lesser of the cost or the appraised value. The majority of these loans are originated for sale in the secondary market and are sold on a servicing released basis. The Company services loans originated for its portfolio.

    As of September 30, 1998, the Company had consumer and real estate loans of $20.2 million and $132.4 million, respectively, representing approximately 11.4% and 75%, respectively, of the Company's total loan portfolio. As of September 30, 1998, the Company's real estate loan portfolio consisted of $5.8 million in construction loans, $72.0 million in residential real estate loans, and $54.6 million in commercial loans secured by real estate.

    LOAN REVIEW AND NONPERFORMING ASSETS

    The Company's loan review officer, whose position is independent of the loan production and administration process, has the responsibility to perform timely reviews of credits within the portfolio with a review scope and assessment criteria comparable to that of the Bank's regulators.

    All new and renewed secured credits over $500,000 and unsecured credits over $100,000 are reviewed within one week of approval. Additionally, a comprehensive annual review is conducted on all credits over $250,000, past dues, non-performing assets and other real estate owned. Smaller credits are reviewed utilizing pre-determined standards, which include documentation and compliance, by a person in loan operations, with exceptions referred to the loan review officer. Problem credits, which include all non-performing assets, are reviewed at least quarterly with written documentation which includes the reason for the problem, collateral support, a plan for resolution of the problem and time frames for the resolution. Delinquent loans are reviewed at least weekly and monitored by the Board of Directors of the Bank in the monthly meetings.

    A written report is developed on the findings of the various loan review functions and reported directly to the Audit Committee of the Company's Board of Directors, which meets quarterly. The allowance for loan losses is reviewed monthly in order to make the appropriate loan loss provision based on the loan review findings, delinquency, historical loan losses and current economic trends.

ASSET/LIABILITY MANAGEMENT

    The Bank's asset/liability committee is comprised of selected senior officers of the Bank who are charged with managing the assets and liabilities of the Bank. The asset/liability committee manages asset growth, liquidity and capital in order to maximize income and reduce interest rate risk. The asset/liability committee directs the Bank's overall acquisition and allocation of funds. At its quarterly meetings, the asset/liability committee reviews and discusses peer group comparisons, the ratio of rate-sensitive assets to rate-sensitive liabilities, the ratio of allowance for loan losses to outstanding and nonperforming loans, and other variables, such as expected loan demand, investment opportunities, core deposit growth within specified categories, regulatory changes, monetary policy adjustments and the overall state of the economy.

INVESTMENT POLICY

    The Bank's investment portfolio policy is to maximize income consistent with liquidity, asset quality, regulatory constraints and asset/liability objectives. The policy is reviewed at least annually by the Bank's Board of Directors. The Board of Directors is provided monthly information recapping purchases and sales with the resulting gains or losses, average maturity, federal taxable equivalent yields and appreciation or depreciation by investment categories. The investment committee, which includes two outside directors, approves all purchases or sales amounting to more than 10.0% of the aggregate portfolio book value.

    The Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, the Bank enters into federal funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of federal funds amounts to a short-term loan from the Bank to another bank.

    Other investments include Independent Bankers Bank stock, Federal Reserve Bank stock and Federal Home Loan Bank stock that are required for the Bank to be a member of, and to conduct business with, such institutions. Dividends on such investments are determined by the institutions and are payable semi-annually or quarterly.

COMPETITION

    Within the Jacksonville, Gainesville and Core Markets, there are competing financial institutions consisting primarily of other commercial banks, savings and loan offices and credit unions. Certain non-bank financial institutions affiliated with Florida banks or thrift institutions offer limited financial services, including lending and deposit gathering activities. The Bank also competes for deposits and loans with brokerage firms, mobile home lenders, consumer finance companies, insurance companies, mortgage banking companies, money market mutual funds and other financial institutions.

    In addition, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 has removed substantially all state barriers to the acquisition of banks by out-of-state bank holding companies. In addition, certain out-of-state bank holding companies have entered the Florida banking market by acquiring failing thrift institutions and commercial banks. Florida banks and bank holding companies also may enter the Gainesville and Core Markets by acquiring a financial institution, by establishing DE NOVO branches or by forming DE NOVO banks within the market.

    Competition for deposit and loan business in the Jacksonville, Gainesville, and Core Markets will continue to be intense because of existing competitors, the accelerating pace of product deregulation and the likelihood of expansion into the Gainesville and Core Markets by other institutions. To compete, the Bank relies on specialized services, responsive handling of customer needs, customer contact by Bank officers, directors and staff, and the appeal of a locally-owned, relationship-driven institution.

HISTORICAL GROWTH

    The Bank has operated in Lake City, Columbia County, Florida since its organization in 1986. In January 1987 the Company was formed as a bank holding company to facilitate expansion opportunities. In 1988, the Company organized Citizens Bank of Live Oak ("Citizens") in Suwannee County, Florida, and in November 1992 acquired an Anchor Savings Bank ("Anchor") office in Macclenny, Baker County, Florida. In 1990, the Bank opened its first DE NOVO branch in Fort White, Columbia County, Florida. In 1993, the Bank acquired additional banking offices in Lake City and Live Oak from Anchor. The Company consummated its first merger with another bank holding company on April 1, 1994, when Bradford Bankshares ("Bradford") combined with the Company resulting in a branch in Starke, Bradford County, Florida. On August 31, 1996, Riherd Bank Holding Company ("Riherd") merged with the Company. The Riherd merger resulted in three additional offices for the Bank, one of which is located in Union County, Florida, and two of which are in Alachua County, Florida. Both the Bradford and the Riherd transactions were accounted for as purchase transactions. In August, 1997, the Bank opened its eleventh office, which is located in Lake City.

EMPLOYEES

    As of September 30, 1998, the Bank had 151 full-time equivalent employees. The Company's operations are conducted through the Bank and, consequently, the Company does not have any separate employees.

PROPERTIES

    The Bank currently operates out of eleven branch offices and a non-customer operations center. All branches, except the two Gainesville branches, have ATMs. The Company owns the following properties:

                               COMPANY PROPERTIES

                                                                             APPROXIMATE SQUARE    YEAR ESTABLISHED/
OFFICE LOCATION                                                                    FOOTAGE             ACQUIRED
---------------------------------------------------------------------------  -------------------  -------------------
LAKE CITY (COLUMBIA)

  - 201 North Marion Street (1)............................................          22,000                 1986
  - 145 West Baya Avenue...................................................          10,100                 1993
  - 4420 U.S. 90 West......................................................           2,870                 1997
  - 1 CNB Place, East U.S. 90 (2)..........................................           7,000                 1996

LIVE OAK (SUWANNEE)

  - 205 White Avenue, S.E. ................................................           6,000                 1988
  - 1562 South Ohio Avenue.................................................           2,000                 1993

FORT WHITE (COLUMBIA)

  - Highway 27.............................................................           2,200                 1990

MACCLENNEY (BAKER)

  - 595 South Sixth Street.................................................           4,800                 1992

STARKE (BRADFORD)

  - 606 West Madison Street................................................           8,000                 1994

GAINESVILLE (ALACHUA)

  - 5027 Northwest 34th Street.............................................           2,000                 1996
  - 11411 North State Road 121.............................................           4,500                 1996

LAKE BUTLER (UNION)

  - 300 West Main Street...................................................           6,750                 1996

------------------------

(1) Main office.

(2) Houses the operations center including bookkeeping, proof and accounting.

    All properties, including land, improvements, furniture, fixtures, and equipment, are owned by the Bank and had a total net book value at September 30, 1998, of approximately $10.8 million. In the opinion of the Company's management, the properties are adequately covered by insurance.

LEGAL PROCEEDINGS

    Neither the Company nor the Bank is a party to, nor is any of their property the subject of, any material pending legal proceedings.

AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") which may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained from the Public Reference Section of the Commission upon payment of the prescribed fees. Such information may also be accessed electronically by means of the

Commission's home page on the Internet at http:\\www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

    The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549 upon payment of the prescribed fees. Summaries of and references to various documents in this Prospectus do not purport to be complete and in each such case reference is made to the copy of such document filed as an exhibit to the Registration Statement.

                           SUPERVISION AND REGULATION

GENERAL

    As a registered bank holding company, the Company is subject to the supervision of, and regular inspection by, the Federal Reserve Board under the BHC Act. The Bank is organized as a national banking association, which is subject to regulation, supervision and examination by the Comptroller. The Bank is also subject to regulation by the FDIC and other federal regulatory agencies. In addition, the Company and the Bank are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of the Company and the Bank and their ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect the Company.

    The activities of the Company and the Bank are limited to banking, managing or controlling banks, or any other activity which the Federal Reserve Board determines to be so closely related to banking, managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by the Company or the Bank can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, the Company would be required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company or any bank which is not already majority-owned by the Company.

    Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), bank holding companies are able to acquire banks in states other than their respective home states, without regard to the permissibility of such acquisitions under state laws. The transaction would still be subject to any state requirement that the Bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the respective bank holding company, prior to or following the proposed acquisition, controls no more than ten percent (10%) of the total amount of deposits of insured depository institutions in the United States and less than thirty percent (30%) of such deposits in that state (or such lesser or greater amount set by state law).

    The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches. This provision, which was effective June 1, 1997, allowed each state, prior to the effective date, the opportunity to "opt out" of this provision, thereby prohibiting interstate branching within that state. Florida did not "opt out" of the interstate branching provisions of the Interstate Banking and Branching Act. Furthermore, pursuant to the Interstate Banking and Branching Act, a bank is now able to open new branches in a state in which it does not already have banking operations if such state enacts a law permitting de novo branching.

    Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on the Company and the Bank cannot be determined at this time.

CAPITAL AND OPERATIONAL REQUIREMENTS

    The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. The Company's Tier 1 and total risk-based capital ratios under these guidelines at September 30, 1998, were 16.6% and 17.5%, respectively.

    The leverage ratio is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. The Company's leverage ratio at September 30, 1998 was 9.9%.

    The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness related generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

    The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, the Bank is considered well capitalized.

    Banking agencies have also adopted regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) in the determination of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.

DISTRIBUTIONS

    The Company's primary source of funds for cash distributions to its shareholders is dividends received from the Bank. The Bank is subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of the bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

    In addition to the foregoing, the ability of the Company and the Bank to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. The right of the Company, its shareholders and its creditors to participate in any distribution of the assets or earnings of the Bank is further subject to the prior claims of creditors of the Bank.

"SOURCE OF STRENGTH" POLICY

    According to Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank.

                                   MANAGEMENT

DIRECTORS AND CERTAIN OFFICERS OF THE COMPANY

    The following table sets forth information concerning the Company's executive officers, directors and significant employees:

NAME                                                            POSITION
------------------------------------------  -------------------------------------------------

K.C. Trowell..............................  Chairman, Chief Executive Officer and Director of
                                            the Company and the Bank

G. Thomas Frankland.......................  Executive Vice President and Chief Financial
                                            Officer of the Company and the Bank

Corey J. Coughlin.........................  Executive Vice President of the Company and
                                            President, Chief Operating Officer and Director
                                            of the Bank

Joyce Bruner..............................  Executive Vice President and Secretary of the
                                            Company and the Bank

Martha S. Williams........................  Senior Vice President and Controller of the
                                            Company and Senior Vice President and Cashier of
                                            the Bank

Lloyd D. Adams............................  Central Division President of the Bank

Robert E. Cameron.........................  Southern Division President of the Bank

John D. Kennedy...........................  Eastern Division President of the Bank

Suzanne M. Norris.........................  Senior Vice President and Senior Credit
                                            Administrator of the Bank

Thomas R. Andrews.........................  Director of the Company

Audrey S. Bullard.........................  Director of the Company

Raymon Land, Sr...........................  Director of the Company

Marvin S. Pritchett.......................  Director of the Company

William Streicher.........................  Director of the Company

    K.C. TROWELL, age 60, is Chairman and Chief Executive Officer of the Company and the Bank. He was elected to the Board of Directors in 1987 and serves as Chairman of the Executive Committee of the Board of Directors of the Company and the Bank. Mr. Trowell also serves on the Investment and Marketing Committees of the Bank's Board of Directors. He has served as the Chairman and Chief Executive Officer of the Company since its inception in 1987. Mr. Trowell is a Lake City, Florida, native and has been actively involved in commercial banking management in North Florida for over twenty-five years. He has also held management positions with NationsBank of Lake City (and its predecessors), American Bank of Jacksonville, and Barnett Banks, Inc. in Jacksonville. He is former Chairman of the Board of Trustees of Florida Bankers Insurance Trust. He is a past director of Community Bankers of Florida, past director of the Columbia County Committee of 100, past director of North Central Florida Areawide Development Company, and a former board member and chairman of both Lake City Medical Center and Columbia County Industrial Development Authority.

    G. THOMAS FRANKLAND, age 52, is the Executive Vice President and Chief Financial Officer of the Company and the Bank. Mr. Frankland served as Vice President and Chief Financial Officer of AirNet Communications Corporation in Melbourne, Florida, from March 1998 until he joined the Company in

November 1998. From May 1994 until August 1996, Mr. Frankland was Vice Chairman and Chief Financial Officer of Ideon Group, Inc. ("Ideon"). Following the acquisition of Ideon by CUC International, Inc. ("CUC"), in August 1996, Mr. Frankland continued in a consulting capacity with CUC through December 1997. Prior to May 1994, Mr. Frankland was a partner with Price Waterhouse LLP. During his 24 years with Price Waterhouse LLP, including the seven years he served as managing partner of the Jacksonville office, he specialized primarily in the financial services industry. He currently serves on the Board of Directors of the University of Florida Foundation, the Warrington College of Business Advisory Council and the Fisher School of Accounting Steering Committee.

    COREY J. COUGHLIN, age 51, is the Executive Vice President of the Company and is the President, Chief Operating Officer and a member of the Board of Directors of the Bank. Mr. Coughlin joined the Company in June of 1998. From April 1997 until June 1998, Mr. Coughlin served as President and Chief Executive Officer, and was a member of the Board of Directors of First Bankshares, Inc. and as the President and Chief Executive Officer and as a member of the Board of Directors of First National Bank of Central Florida (a wholly-owned subsidiary of First Bankshares, Inc.). From February 1994 through April 1997, he served as a member of the Board of Directors of SouthTrust Bank of Florida, Inc., which is based in Jacksonville, and as Chairman of the Board of Directors, President and Chief Executive Officer of SouthTrust Bank of Northeast Florida (a wholly-owned subsidiary of SouthTrust Bank of Florida, Inc.). He has served as Chairman of the Board of Directors of Bayfront Medical Center in St. Petersburg, Florida, University Medical Center in Jacksonville, Florida, Leadership Jacksonville, Gator Bowl Association in Jacksonville, Florida and for the Jacksonville Chamber of Commerce. He also has served on the Board of Directors of the Florida Bankers Association/Florida School of Banking, University of Florida in Gainesville, Florida.

    JOYCE BRUNER, age 45, has served, since the opening of the Bank in 1986, as Vice President, Cashier, Senior Operations Officer, Senior Vice President and Senior Administrative Officer, and most recently, Executive Vice President. She also serves as Secretary of the Company. Prior to joining the Bank during its organizational phase, Ms. Bruner served as Operations Officer for NationsBank of Lake City (and its predecessors) for a period of three years where she had responsibility for bank operations. Ms. Bruner has twenty-two years of banking experience.

    MARTHA S. WILLIAMS, age 48, has served as Senior Vice President and Cashier of the Bank since July, 1997. From 1991 through 1997, Ms. Williams was Vice President and Cashier of the Bank. From 1988 through 1991, Ms. Williams was Cashier for Citizens Bank of Live Oak, which merged into the Bank in November 1992. From 1986 to 1988, Ms. Williams served as Assistant Cashier for the Bank and prior to 1986 held management positions with NationsBank of Live Oak (and its predecessors). Ms. Williams has thirty-one years of banking experience.

    LLOYD D. ADAMS, age 51, serves as the Central Division President of the Bank. Prior to joining the Company in May 1998, Mr. Adams served as the Executive Vice President/Senior Corporate Banker for Barnett Bank, North Central Florida from November 1996 until January 1998. He served as Senior Credit Policy Officer with Barnett from 1992 through 1996. Mr. Adams has a strong background in retail and business banking and credit policy, from both a small community bank and large corporate bank perspective. He has been in the banking industry for twenty-four years.

    ROBERT E. CAMERON, age 54, serves as the Southern Division President of the Bank. Prior to joining the Company in April 1998, Mr. Cameron was a Senior Vice President of Barnett Bank of Alachua County. He also was a member of the Board of Directors of United Gainesville Community Development Board. He has worked in the banking industry for thirty years.

    JOHN D. KENNEDY, age 42, has served as the Eastern Division President of the Bank since August 1998. From 1996 through 1998, Mr. Kennedy was the President of the Bank's Macclenny branch. From October 1973 until August 1996 he was with The Citizens Bank of Macclenny, where he served as President since January 1987. He is also a member of the Board of Directors of Baker County Hospital Authority, Baker County Council on Aging and Baker County Tip-Off Club. Mr. Kennedy has 25 years of banking experience.

    SUZANNE M. NORRIS, age 34, has served as Senior Vice President and Senior Credit Administrator since July, 1997. Ms. Norris came to the Bank in September, 1996 with 11 years of banking experience, working in various management and lending positions with NationsBank in St. Petersburg, Tampa and Lake City, including acting as Vice President of the Lake City offices from April 1993 until June 1995, and as Commercial Market Manager/Senior Banking Executive from June 1995 to September 1996. Ms. Norris, a graduate of the University of Florida, earned a Bachelor of Science degree, with a double major in Finance and Management. Ms. Norris has been active in the community, currently serving as the President of the Lake City/Columbia County Chamber of Commerce. She serves on the Board of Directors for the United Way of Suwannee Valley and Epiphany Catholic School and is a member of Altrusa.

    THOMAS R. ANDREWS, age 52, was elected to the Board of Directors of the Company in March 1994 and serves on the Compensation and Audit Committees of the Company's Board of Directors. Mr. Andrews previously served as Chairman of the Board of Directors for the former Bradford Bankshares, Inc. He is the owner of Belco Enterprises, a commercial real estate company. Mr. Andrews is a member of the Children's Home Society Foundation of Florida.

    AUDREY S. BULLARD, age 55, was elected to the Board of Directors of the Company in 1987 and serves on the Executive and Compensation Committees of the Company's Board of Directors, and on the Investment, Marketing, Audit and Executive Committees of the Bank's Board of Directors. Ms. Bullard is a long-time resident of Lake City and is a native of the Northeast Florida area. A practicing certified public accountant, Ms. Bullard is an officer and part owner of Bullard Development Co. and A & R of Lake City, as well as several partnerships and land development firms. Ms. Bullard has been active in numerous civic and service organizations, including the Chamber of Commerce, the Lake Shore Hospital, the Advent Christian Advisory Board, the Columbia County Public School Foundation, the Lake City/Columbia County Beautification Board, the North Florida Advisory Council and the Santa Fe Health Care, Inc. Board.

    RAYMON LAND, Sr., age 58, was elected to the Board of Directors of the Company in August 1988 and serves on the Audit Committee of the Company's Board of Directors and on the Marketing Committee of the Bank's Board of Directors. He has served in the past as President of the National Watermelon Association. He has been in the watermelon producing business for 36 years. Mr. Land is also presently President of Land Truck Brokers, Inc., and serves as a Director of Melon Pac, Inc. In addition, Mr. Land serves on various committees in an advisory capacity which serve as liaison between the Department of Agriculture and the produce industry. Mr. Land is also a member of several horse associations and is a real estate salesman for Land Brokerage Realty.

    MARVIN H. PRITCHETT, age 64, was elected to the Board of Directors of the Company in 1988 and serves on the Executive and Compensation Committees of the Company's Board of Directors and on the Executive and Audit Committees of the Bank's Board of Directors. Mr. Pritchett resides in Lake Butler, Florida, where he is a self-employed business owner and investor. Since 1981, he has owned Pritchett Trucking, Inc., a trucking and hauling firm, of which he also serves as CEO, and Pritchett, Inc., a timber firm. He is also in the business of hauling and selling rock materials through his companies, Bulldog Truck Lines, Inc., and GP Materials, Inc., and is owner of the MH Pritchett Farm in Lake Butler, a cattle operation. Mr. Pritchett is also CEO of Pritchett Investment Group which owns Mack Truck dealerships in Jacksonville, Tampa and Orlando, Florida.

    WILLIAM STREICHER, age 62, was elected to the Board of Directors of the Company in 1990 and serves on the Audit and Compensation Committees of the Company's Board of Directors and on the Investment Committee of the Bank's Board of Directors. He has owned and operated several McDonald's restaurant franchises in the Company's primary service area and also has served on the board of Ronald McDonald House Charities at Shands Hospital in Gainesville, Florida for over ten years. He is past chairman and a past board member of the Lake City Community College Foundation, a past member of the Lake City Rotary Club, past Vice President of McDonald's Owner/Operator Advertising Co-Operative and a past representative to the McDonald's Advertising Advisory Board of the State of Florida.

DIRECTOR COMPENSATION

    Directors are paid $300 for each Board meeting and $150 for each committee meeting that they attend. In addition, non-management directors may receive non-qualified stock options in accordance with the Performance Based Incentive Plan.

EXECUTIVE COMPENSATION

    The following table sets forth the aggregate compensation for services rendered to the Company in all capacities paid or accrued for the fiscal years ended December 31, 1997, 1996 and 1995 to the Company's Chief Executive Officer who is the only executive officer of the Company whose aggregate cash and cash equivalent forms of compensation exceeded $100,000.

                                                                                       LONG TERM COMPENSATION
                                             ANNUAL COMPENSATION                 ----------------------------------
                               ------------------------------------------------      SECURITIES
NAME AND PRINCIPAL                                                OTHER ANNUAL       UNDERLYING         ALL OTHER
  POSITIONS                      YEARS      SALARY      BONUS     COMPENSATION     OPTIONS GRANTED    COMPENSATION
-----------------------------  ---------  ----------  ----------  -------------  -------------------  -------------

K.C. Trowell.................       1997  $  172,500  $  122,647       --                34,000         $   7,405(1)
Chairman and CEO of the             1996     150,000     106,650       --                    --             6,920
  Company and the Bank              1995     136,980      67,500       --                    --             4,500

------------------------

(1) Matching contribution to 401(k) of $4,750 and payment of premium for Group Term Life Insurance of $2,655.

    In order to accommodate its expansion, in mid-1998 the Company hired Corey
J. Coughlin to fill the positions of Executive Vice President of the Company and President and Chief Operating Officer of the Bank. As compensation, Mr. Coughlin receives an annual salary of $165,000 and a guaranteed bonus of $66,000, plus reimbursement for relocation and certain other expenses.

    The Company also hired G. Thomas Frankland in November 1998 to serve as Executive Vice President and Chief Financial Officer of the Company and the Bank. Mr. Frankland receives a base annual salary of $185,000, plus a potential bonus targeted at 50% of his annual base salary, contingent upon the attainment of certain performance goals, and a $35,000 signing bonus.

    In addition, the Company also hired Robert Cameron in 1998 to act as President of the Southern Division at an annual salary of $75,000, plus a signing bonus of $25,000, and Lloyd Adams to act as President of the Central Division at an annual salary of $90,000, plus a potential bonus of $18,000.

EMPLOYMENT AGREEMENTS

    MR. TROWELL'S EMPLOYMENT AGREEMENT. The Company has entered into an employment agreement with K.C. Trowell (the "Trowell Agreement") which provides that Mr. Trowell will serve as the Chairman and Chief Executive Officer of the Company. The Trowell Agreement has a rolling three year term, provided Mr.Trowell's employment term ends on the first day of the month following his 70th birthday. The Trowell Agreement provides for an annual base salary of $250,000, participation in the Performance-Based Incentive Plan, and participation in the Company's various incentive, savings, retirement and welfare benefit plans. Mr. Trowell also is eligible to receive an annual bonus targeted at 50% of his annual base salary. The Company also granted Mr. Trowell options to purchase 80,000 shares of Common Stock at a price of $8.00 per share, 20,000 of which vested upon issuance and 20,000 of which vest on December 10 of each of the next three succeeding years. The Company also granted Mr. Trowell 7,500 shares of restricted stock, 3,750 of which vest and become nonforfeitable on the first anniversary of the Trowell Agreement, and 1,875 of which vest and become nonforfeitable on each of the next two succeeding anniversaries. The Company also agreed to provide Mr. Trowell with a company car. The Trowell Agreement also contains a noncompetition provision. In the event Mr. Trowell's employment is terminated by the Company for a reason other than for cause, death or disability, or if Mr. Trowell terminates his employment for good reason (as defined in the Trowell Agreement) then the Company must pay Mr. Trowell a lump sum equal to (i) the amount of any earned but unpaid salary and bonus, deferred compensation and vacation pay, plus (ii) an amount equal to 50% the sum of Mr. Trowell's annual base salary and highest annual bonus from the date of termination until the end of the employment period. In the event the Company terminates Mr. Trowell's employment without cause, or if Mr. Trowell terminates his employment for good reason, within two years of a change of control of the Company, then the Company will pay Mr. Trowell 100% of the amount referred to in (ii) above. In addition, all options to acquire shares of Common Stock and all restricted stock previously granted to Mr. Trowell immediately become vested and non-forfeitable upon a change in control.

    MR. FRANKLAND'S EMPLOYMENT AGREEMENT. The Company has entered into an employment agreement with G. Thomas Frankland (the "Frankland Agreement") which provides that Mr. Frankland will serve as the Executive Vice President and Chief Financial Officer of the Company. The Frankland Agreement provides for an annual base salary of $185,000, participation in the Performance-Based Incentive Plan, and participation in the Company's various incentive, savings, retirement and welfare benefit plans. Mr. Frankland also received a signing bonus of $35,000 and is eligible to receive an annual bonus targeted at 50% of his annual base salary. The Company also agreed to grant Mr. Frankland options to purchase 40,000 shares of Common Stock at a price of $8.00 per share, 20,000 of which vest one year from the first anniversary of the Frankland Agreement, and 10,000 of which vest in each of the next two succeeding anniversary dates. The Company also agreed to grant Mr. Frankland 5,000 shares of restricted stock, 2,500 of which vest and become nonforfeitable on the first anniversary of the Frankland Agreement and 2,500 of which vest and become nonforfeitable on the second anniversary of the Frankland Agreement. The Frankland Agreement is substantially similar to the Trowell Agreement.

EMPLOYEE BENEFITS

    PERFORMANCE BASED INCENTIVE PLAN. In order to attract and retain qualified personnel, in April 1998 the Board of Directors and shareholders of the Company adopted the Performance-Based Incentive Plan (the "Plan"). The Plan establishes the types of objectives used to measure and compensate for annual and long-term performance. The Plan also allows for the reservation for future issuance of a total of 540,000 shares of common stock, of which not more than 140,000 shares may be used for restricted stock awards. The Plan is designed to motivate officers, senior management, key employees and directors of the Company to continue their efforts to improve the success and the growth of the Company and to encourage them to remain with the Company.

    The Plan provides for performance-based cash incentive awards to officers and senior management of the Company and the Bank. In order to ensure that management's rewards are aligned with shareholder interests, the grant of these awards will be dependent upon the Company's meeting certain financial goals established in advance by the Board of Directors. Additionally, the Plan will provide for the grant of incentive and non-qualified stock options, stock appreciation rights, performance units and/or restricted stock awards to key employees of the Company and the Bank, and non-qualified stock options to the Company's non-management directors. The inclusion in the Plan of various types of long-term incentives does not mean that those incentives will necessarily be awarded. Rather, various types of incentives are included so that the Company will have the flexibility to tailor awards in the future in a fashion that will best motivate the recipients. Decisions regarding the award of incentives are made by the Compensation Committee of the Board of Directors, which consists of five outside directors, none of whom has ever been an employee of the Company or the Bank.

    The Board of Directors of the Company may amend or terminate the Plan at any time. However, certain amendments may not be adopted without the approval of the shareholders, including any amendments that would increase the total number of shares issuable under the Plan, alter the class of eligible employees or cause awards under the Plan to no longer comply with Rule 16b-3 of the Exchange Act or any other federal or state statutory or regulatory requirements.

    During 1997, options were granted to the following named executive officers:

                                                                       PERCENT OF TOTAL
                                                 NUMBER OF SHARES     OPTIONS GRANTED TO
                                                UNDERLYING OPTIONS       EMPLOYEES IN       EXERCISE PRICE     EXPIRATION
NAME                                                  GRANTED             FISCAL YEAR          ($ SHARE)          DATE
----------------------------------------------  -------------------  ---------------------  ---------------  ---------------

K.C. Trowell..................................          34,000                   100%          $    7.00               (1)

------------------------

(1) Options become exercisable in the amount of 6,800 options annually beginning November 1, 1997 and continuing each year until November 1, 2001, with corresponding expiration dates beginning November 1, 2007 and continuing each year until November 1, 2011.

    The table below provides information on exercise of options during 1997 by executive officers and information with respect to unexercised options held by the named executive officers at September 30, 1998.

                                                                                                   INTRINSIC VALUE OF
                                                                       NUMBER OF SECURITIES            UNEXERCISED
                                                                      UNDERLYING UNEXERCISED          IN-THE-MONEY
                                SHARES ACQUIRED          VALUE              OPTIONS (#)                  OPTIONS
NAME                            ON EXERCISE (#)      REALIZED ($)     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE(1)
----------------------------  -------------------  -----------------  -----------------------  ---------------------------

K.C. Trowell................              --                  --            104,684/36,432         $   322,903/$16,618

------------------------

(1) Based on a market value of $7.00 per share

    401(K) PROFIT SHARING PLAN. The Company sponsors a 401(k) profit-sharing plan in which substantially all full-time employees are eligible to participate. This plan allows eligible employees to save portions of their salaries on a pretax basis. Contributions to the plan are discretionary.

                              CERTAIN TRANSACTIONS

    Certain directors and executive officers of the Company and their associates are customers of the Bank and it is anticipated that they will continue to be customers of the Bank in the future. All transactions between the Bank and directors, executive officers, and their associates were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectability or present other unfavorable features. At September 30, 1998, loans to directors and executive officers aggregated approximately $3.1 million, representing 10.1% of shareholders' equity. All loans to directors and executive officers must be approved by disinterested members of the Board of Directors of the Bank.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information concerning the beneficial ownership of shares of the Common Stock as of December 10, 1998 and as adjusted to reflect the sale of shares offered hereby, with respect to each director of the Company and each person, including any "group" as that term is used in
Section 13(d)(3) of the Exchange Act, who is known by the Company to own beneficially more than 5% of the outstanding shares of common stock. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated shares.

                                                                SHARES BENEFICIALLY
                                                                OWNED PRIOR TO THE     SHARES OWNED BENEFICIALLY
                                                                   OFFERING (1)           AFTER THE OFFERING
                                                              -----------------------  -------------------------
NAME                                                            NUMBER      PERCENT             PERCENT
------------------------------------------------------------  ----------  -----------  -------------------------
Thomas R. Andrews...........................................     206,000(2)       4.09%              3.27%
Audrey S. Bullard...........................................     208,688(3)       4.14              3.32
Raymon Land, Sr.............................................     100,074(4)       1.98              1.59
Marvin H. Pritchett.........................................     792,576(5)      15.72             12.60
Paul M. Riherd..............................................     297,828(6)       5.91              4.73
K.C. Trowell................................................     329,562(7)       6.54              5.24
William Streicher...........................................     141,842(8)       2.81              2.25
                                                              ----------       -----               -----
    Total...................................................   2,076,570       41.19%              33.00%

------------------------

(1) Pursuant to the rules of the Commission, the determinations of "beneficial ownership" of Common Stock are based upon Rule 13d-3 under the Exchange Act, which provides that shares will be deemed to be "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares or where a person has the right to acquire any such power within 60 days after the date such "beneficial ownership" is determined. Shares of Common Stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes currently exercisable options to purchase 2,000 shares.

(3) Includes 2,000 shares transferred to a revocable trust for benefit of her daughter and currently exercisable options to purchase 2,000 shares.

(4) Includes currently exercisable options to purchase 2,000 shares.

(5) Includes 97,126 shares owned by New River Developers, 113,702 shares owned by Pritchett Trucking, Inc., 57,692 shares owned by Mid-Florida Hauling, Inc., 40,938 shares owned by Bulldog Trucking and 29,148 shares owned by Mr. Pritchett's wife. Mr. Pritchett shares voting and investment power with respect to all such shares. Also includes currently exercisable options to purchase 2,000 shares.

(6) Includes 80,716 shares owned by Mr. Riherd's wife with respect to which he shares voting and investment power.

(7) Includes 50,000 shares owned by Mr. Trowell's wife with respect to which he shares voting and investment power. Also includes 131,484 shares underlying options that are currently exercisable (6,800 and 20,000 that became exercisable on November 1, 1998 and December 10, 1998, respectively) and 4,616 shares underlying options that become exercisable on December 31, 1998.

(8) Includes currently exercisable options to purchase 2,000 shares.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.01 per share, and 500,000 shares of Preferred Stock, par value $.01 per share. As of September 30, 1998, there were issued and outstanding 4,856,770 shares of Common Stock and no shares of Preferred Stock.

    Since the Company is a holding company, the right of the Company, and hence the right of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The principal source of the Company's revenues is dividends from the Bank.

    The following summary does not purport to be complete and is subject to in all respects to, and qualified in its entirety by, the applicable provisions of the Florida Business Corporation Act, the Company's Amended and Restated Articles of Incorporation, and the Second Amended and Restated Bylaws of the Company.

COMMON STOCK

    The holders of the Common Stock are entitled to receive dividends from funds legally available therefor when, as, and if declared by the Company's Board of Directors, and are entitled upon liquidation to receive pro rata the net assets of the Company after satisfaction in full of the prior rights of creditors and senior shareholders of the Company. Under the Florida Business Corporation Act, dividends are payable out of surplus only, and may be declared and paid by the Company except when the Company currently is insolvent or would thereby be made insolvent. The principal source of funds for payment of dividends by the Company is dividends paid by the Bank.

    The holders of Common Stock are entitled to one vote for each share held on all matters as to which shareholders are entitled to vote. The holders of Common Stock do not have cumulative voting rights, or preferential, subscriptive or preemptive rights with respect to any securities or the Company, or any conversion rights. The Common Stock is not subject to redemption. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    There are currently no shares of Preferred Stock issued or outstanding. The Board of Directors of the Company has the authority, by a resolution of the Board of Directors, to divide the authorized Preferred Stock into one or more series. The Board of Directors may fix and determine the following relative rights and preferences of each established series: (1) the rate and manner of payment of dividends; (2) whether shares may be called or redeemed and, if so, the call redemption price and the terms and conditions of the call or redemption; (3) the amount payable upon shares in the event of voluntary or involuntary liquidation; (4) sinking fund provisions, if any, for the call or redemption of shares; (5) terms and conditions, if any, upon which the shares may be converted into another class or series; and (6) voting rights, if any.

    Prior to the issue of any shares of a series of Preferred Stock, the Company must file with the Florida Department of State a statement setting forth the name of the Company, the date of the adoption of the resolution establishing the series and enclosing a copy of the resolution determining the relative rights and preferences thereof, together with a statement that the resolution was duly adopted by the Board of Directors. Upon the filing of such statement, the resolution establishing and designating the series and fixing and determining the relative rights and preferences of the series shall constitute an amendment to the Articles of Incorporation of the Company.

    Any issuance of Preferred Stock could be used to dilute the stock ownership of a person seeking to gain control of the Company and could otherwise have the effect of delaying, deferring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company Common Stock is SunTrust Bank, Atlanta.

                                  UNDERWRITING

    The Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, subject to the terms and conditions of the Underwriting Agreement between the Underwriters and the Company, the number of shares of Common Stock set forth opposite the names of each underwriter below:

                            NAME OF UNDERWRITER                              NUMBER OF SHARES
                          ----------------------                             -----------------
Ryan, Beck & Co............................................................         625,000
Allen C. Ewing & Co........................................................         625,000
Total......................................................................       1,250,000
                                                                             -----------------

    The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares offered hereby, if any are purchased. The Company has been advised that the Underwriters propose initially to offer the shares to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers, including the Underwriters, at such price less a concession not in excess of $0.40 per share. The public offering price and concession may be changed after the initial offering to the public. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The Underwriting Agreement provides for indemnification among the Company and the Underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act.

    All of the executive officers and directors of the Company, and shareholders owning in excess of 5% of the outstanding shares, have agreed that, for a period of 180 days after the execution of the Underwriting Agreement, they will not, without prior written consent, directly or indirectly, offer for sale or sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, establish an open "put-equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, transfer, assign or otherwise dispose of any of its shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock, or any option, warrant or other right to acquire such shares, or publicly announce the intention to do any of the foregoing. See "Shares Eligible for Future Sale."

    The Company has granted to the Underwriters an option, exercisable during a 30 day period after the date of this Prospectus, to purchase up to 187,500 additional shares of Common Stock at the same price per share as the Company receives for the 1,250,000 shares offered hereby, for the sole purpose of covering over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to each Underwriter's initial commitment.

    Ryan, Beck & Co. and Allen C. Ewing & Co. have indicated an intention to make a market in the shares of Common Stock as permitted by applicable law and regulations. Any such market making may be discontinued at any time at the sole discretion of such firms.

    Prior to this Offering, there has been no public market for the Common Stock. The public offering price will be determined by negotiation between the Company and the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions and the Company's present and historical results of operations, the capital structure of the Company, the market price of the Common Stock, the number of shares being sold, the price earnings multiplier of publicly traded common stock of comparable companies, the Company's business potential, cash flow and earnings prospects and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock, that purchasers in the Offering will be able to sell their shares at or above the Offering Price, or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering.

    The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short portion. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters or managers may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Penalty bids permit the Underwriters to reclaim a selling concession from a participant in the distribution when shares of Common Stock originally sold by such participant are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise, and if commenced, may be discontinued at any time.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. THESE ACTIVITIES ARE DESCRIBED ABOVE.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission by the Company are incorporated, as of their respective filing dates, by reference in this Prospectus.

    (a) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997; and

    (b) the Company's Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1998, June 30, 1998, and March 31, 1998; and

    (c) the Company's Current Report on Form 8-K dated August 10, 1998;

    (d) the Company's Proxy Statement on Schedule 14A dated April 14, 1998; and

    (e) the Company's Registration Statement on Form S-8 filed with the Commission on December 7, 1998.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the filing date of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

    THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS DESCRIBED ABOVE UNDER "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO:

                                   CNB, INC.
                            201 NORTH MARION STREET
                            LAKE CITY, FLORIDA 32055
                                 (904) 755-3240

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe LLP, Jacksonville, Florida. Certain legal matters will be passed upon for the Underwriters by Holland & Knight, LLP.

                                    EXPERTS

RECENT CHANGE IN ACCOUNTING FIRMS

    On October 24, 1997 the Company engaged Arthur Andersen LLP as the Company's principal independent certified public accountants. Prior to Arthur Andersen LLP's engagement, Osburn, Henning and Company (Orlando, Florida) ("Osburn, Henning"), independent certified public accountants, had served as the principal independent accountants for the Company and rendered its report with respect to the Company's Financial Statements for the years ended December 31, 1996 and 1995. The recommendation to discontinue the engagement of Osburn, Henning was made by management of the Company and was approved by the Board of Directors effective October 24, 1997.

    In the two most recent fiscal years preceding Arthur Andersen LLP's engagement, there were no disagreements with Osburn, Henning on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Osburn, Henning satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Osburn, Henning reports on the Company's Financial Statements for such fiscal years did not contain any adverse opinion or disclaimer of opinion, nor were such reports modified or qualified in any respect.

COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS

    The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Osburn, Henning, independent certified public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

                           CNB, INC. AND SUBSIDIARIES
                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Certified Public Accountants--Arthur Andersen LLP....................................        F-1

Report of Independent Certified Public Accountants--Osburn, Henning and Company............................        F-2

Consolidated Statements of Financial Condition as of December 31, 1996
  and 1997.................................................................................................        F-3

Consolidated Statements of Income for the years ended
  December 31, 1995, 1996 and 1997.........................................................................        F-4

Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 1995, 1996 and 1997.........................................................................        F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1995,
  1996 and 1997............................................................................................        F-6

Notes to Consolidated Financial Statements for the years ended December 31, 1995,
  1996 and 1997............................................................................................        F-7

Consolidated Statement of Financial Condition as of September 30, 1998 (unaudited).........................       F-24

Consolidated Statements of Income for the nine months ended September 30, 1997 and 1998 (unaudited) and for the three months ended September 30, 1997
  and 1998 (unaudited).....................................................................................       F-25

Consolidated Statement of Shareholders' Equity for the nine months ended
  September 30, 1998 (unaudited)...........................................................................       F-27

Consolidated Statements of Cash Flows for the nine months ended September 30, 1997 and 1998 (unaudited) and for the three months ended September 30, 1997
  and 1998 (unaudited).....................................................................................       F-28

Notes to Consolidated Financial Statements for the nine months ended September 30, 1998 (unaudited)........       F-29

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To CNB, Inc.:

    We have audited the accompanying consolidated statement of financial condition of CNB, INC. (a Florida corporation) AND SUBSIDIARY as of December 31, 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of CNB, Inc. and subsidiary as of December 31, 1996 and 1995 were audited by other auditors whose report dated January 31, 1997 expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNB, Inc. and subsidiary as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Jacksonville, Florida
February 13, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders
CNB, Inc.
Lake City, Florida

    We have audited the accompanying consolidated statements of financial condition of CNB, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                     OSBURN, HENNING AND COMPANY

January 31, 1997
Orlando, Florida

                            CNB, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                                                        1997            1996
                                                                                   --------------  --------------
CASH AND CASH EQUIVALENTS:
    Cash and due from banks......................................................  $    9,995,724  $   12,789,396
    Federal funds sold...........................................................      24,125,000       9,950,000
    Interest-bearing deposits in other banks.....................................       5,735,902         140,986
                                                                                   --------------  --------------
          Total cash and cash equivalents........................................      39,856,626      22,880,382

INVESTMENT SECURITIES AVAILABLE FOR SALE.........................................      52,842,809      60,866,357
INVESTMENT SECURITIES HELD TO MATURITY...........................................       8,096,443      10,008,604
LOANS, NET.......................................................................     158,153,524     147,428,138
PREMISES AND EQUIPMENT, NET......................................................      10,116,830       9,459,393
OTHER ASSETS.....................................................................       4,264,770       4,302,470
                                                                                   --------------  --------------
          Total assets...........................................................  $  273,331,002  $  254,945,344
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
    Deposits:
        Noninterest-bearing demand...............................................  $   29,702,903  $   33,201,517
        Savings, NOW, and money market...........................................      78,308,184      79,111,428
        Time, under $100,000.....................................................      90,276,133      90,533,210
        Time, $100,000 and over..................................................      33,156,438      23,977,814
                                                                                   --------------  --------------
          Total deposits.........................................................     231,443,658     226,823,969
    Securities sold under repurchase agreements..................................       9,156,788       3,766,347
    Notes payable................................................................       1,450,000       2,650,000
    Other Liabilities............................................................       2,255,337       2,036,195
                                                                                   --------------  --------------
          Total liabilities......................................................     244,305,783     235,276,511
                                                                                   --------------  --------------
COMMITMENTS AND CONTINGENCIES (NOTE 18)

SHAREHOLDERS' EQUITY:
    Preferred stock, $.01 par value; 500,000 shares authorized, no shares issued
      or outstanding.............................................................               0               0
    Common stock, $.01 par value; 10,000,000 shares authorized, 4,856,770 and
      3,875,810 shares issued and outstanding....................................          48,568          38,758
    Additional paid-in capital...................................................      19,465,132      12,663,222
    Retained earnings............................................................       9,256,327       6,901,006
    Unrealized gain on securities available for sale, net of taxes...............         255,192          65,847
                                                                                   --------------  --------------
          Total shareholders' equity.............................................      29,025,219      19,668,833
                                                                                   --------------  --------------
          Total liabilities and shareholders' equity.............................  $  273,331,002  $  254,945,344
                                                                                   --------------  --------------
                                                                                   --------------  --------------

 The accompanying notes are an integral part of these consolidated statements.

                            CNB, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                           1997           1996           1995
                                                                       -------------  -------------  ------------
INTEREST INCOME:
      Interest and fees on loans.....................................  $  14,542,106  $  11,187,824  $  9,161,123
      Interest on investment securities available for sale...........      3,560,172      2,615,265       837,321
      Interest on investment securities held to maturity.............        489,445        653,748     2,291,192
      Interest on federal funds sold.................................        720,380        612,765       435,955
      Interest on interest-bearing deposits..........................        107,904         20,078        20,091
                                                                       -------------  -------------  ------------
          Total interest income......................................     19,420,007     15,089,680    12,745,682
                                                                       -------------  -------------  ------------
INTEREST EXPENSE:
      Interest on deposits...........................................      8,255,219      6,454,024     5,804,836
      Interest on short-term borrowings..............................        238,387         25,023             0
      Interest on notes payable......................................        169,235        132,506       161,467
                                                                       -------------  -------------  ------------
          Total interest expense.....................................      8,662,841      6,611,553     5,966,303
                                                                       -------------  -------------  ------------
NET INTEREST INCOME..................................................     10,757,166      8,478,127     6,779,379
PROVISION FOR LOAN LOSS..............................................        440,000        335,000       230,000
                                                                       -------------  -------------  ------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSS....................     10,317,166      8,143,127     6,549,379
                                                                       -------------  -------------  ------------
NONINTEREST INCOME:
      Service charges................................................      1,733,762      1,404,930     1,187,036
      Other fees and charges.........................................        418,564        397,199       288,233
      Gain (loss) on sale of securities..............................          1,171        (24,945)        2,838
                                                                       -------------  -------------  ------------
          Total noninterest income...................................      2,153,497      1,777,184     1,478,107
                                                                       -------------  -------------  ------------
NONINTEREST EXPENSE:
      Salaries and employee benefits.................................      3,960,235      3,116,705     2,704,200
      Occupancy and equipment expenses...............................      1,387,578        976,708       809,223
      SAIF assessment................................................              0        326,823             0
      Other operating expenses.......................................      2,566,620      1,939,533     1,658,877
                                                                       -------------  -------------  ------------
          Total noninterest expense..................................      7,914,433      6,359,769     5,172,300
                                                                       -------------  -------------  ------------
INCOME BEFORE INCOME TAXES...........................................      4,556,230      3,560,542     2,855,186
INCOME TAXES.........................................................      1,580,779      1,247,261     1,013,930
                                                                       -------------  -------------  ------------
NET INCOME...........................................................  $   2,975,451  $   2,313,281  $  1,841,256
                                                                       -------------  -------------  ------------
                                                                       -------------  -------------  ------------
EARNINGS PER SHARE (NOTE 2):
      Basic earnings per share.......................................  $        0.69  $        0.67  $       0.56
                                                                       -------------  -------------  ------------
                                                                       -------------  -------------  ------------
      Average common shares..........................................      4,327,534      3,478,248     3,279,466
                                                                       -------------  -------------  ------------
                                                                       -------------  -------------  ------------
      Diluted earnings per share.....................................  $        0.68  $        0.65  $       0.55
                                                                       -------------  -------------  ------------
                                                                       -------------  -------------  ------------
      Diluted average common shares and share equivalents............      4,406,616      3,547,390     3,338,674
                                                                       -------------  -------------  ------------
                                                                       -------------  -------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                            CNB, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                           NET UNREALIZED
                                           COMMON STOCK        ADDITIONAL                   GAIN (LOSS)        TOTAL
                                      ----------------------     PAID-IN       RETAINED    ON INVESTMENT   SHAREHOLDERS'
                                        SHARES      VALUE        CAPITAL       EARNINGS      SECURITIES       EQUITY
                                      ----------  ----------  -------------  ------------  --------------  -------------
BALANCE, DECEMBER 31, 1994..........   3,279,466  $   32,794  $   9,767,972  $  3,420,252   $   (293,912)  $  12,927,106

    Net income......................           0           0              0     1,841,256              0       1,841,256
    Cash dividends..................           0           0              0      (295,151)             0        (295,151)
    Change in unrealized gain on
      investment securities
      available for sale, net of
      taxes.........................           0           0              0             0        280,685         280,685
                                      ----------  ----------  -------------  ------------  --------------  -------------
BALANCE, DECEMBER 31, 1995..........   3,279,466      32,794      9,767,972     4,966,357        (13,227)     14,753,896

    Net income......................           0           0              0     2,313,281              0       2,313,281
    Cash dividends..................           0           0              0      (378,632)             0        (378,632)
    Shares issued in connection with
      an acquisition (Note 3).......     596,344       5,964      2,895,250             0              0       2,901,214
    Change in unrealized gain on
      investment securities
      available for sale, net of
      taxes.........................           0           0              0             0         79,074          79,074
                                      ----------  ----------  -------------  ------------  --------------  -------------
BALANCE, DECEMBER 31, 1996..........   3,875,810      38,758     12,663,222     6,901,006         65,847      19,668,833

    Net income......................           0           0              0     2,975,451              0       2,975,451
    Cash dividends..................           0           0              0      (620,130)             0        (620,130)
    Issuance of common stock at $7
      per share, net of offering
      cost..........................     968,960       9,690      6,744,405             0              0       6,754,095
    Issuance of common stock for
      option agreements, net of
      repurchases...................      12,000         120         57,505             0              0          57,625
    Change in unrealized gain on
      investment securities
      available for sale, net of
      taxes.........................           0           0              0             0        189,345         189,345
                                      ----------  ----------  -------------  ------------  --------------  -------------
BALANCE, DECEMBER 31, 1997..........   4,856,770  $   48,568  $  19,465,132  $  9,256,327   $    255,192   $  29,025,219
                                      ----------  ----------  -------------  ------------  --------------  -------------
                                      ----------  ----------  -------------  ------------  --------------  -------------

 The accompanying notes are an integral part of these consolidated statements.

                            CNB, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                        1997            1996            1995
                                                                   --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................  $    2,975,451  $    2,313,281  $    1,841,256
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization................................         828,065         579,686         504,784
    Provision for loan losses....................................         440,000         335,000         230,000
    Investment securities amortization, net......................         135,401         225,856         259,214
    Deferred income tax benefit..................................         (30,582)       (165,768)        124,129
    Changes in assets and liabilities:
      Other assets...............................................        (246,147)        171,352        (448,592)
      Other liabilities..........................................         219,142         336,470         495,960
                                                                   --------------  --------------  --------------
        Net cash provided by operating activities................       4,321,330       3,795,877       3,006,751
                                                                   --------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investment securities available for sale..........     (17,191,974)    (17,629,662)     (3,635,985)
  Purchases of investment securities held to maturity............               0               0     (14,547,968)
  Proceeds from sales of investment securities available for
    sale.........................................................               0       4,014,219       3,086,221
  Proceeds from maturities of investment securities available for
    sale.........................................................      25,417,052      10,266,445      13,047,405
  Proceeds from maturities of investment securities held to
    maturity.....................................................       1,877,318       3,185,437      11,616,850
  Net increase in loans..........................................     (11,165,386)    (21,773,508)    (16,580,374)
  Purchases of premises and equipment............................      (1,283,806)     (1,427,233)       (632,030)
  Cash received related to acquisition, net of cash paid.........               0         214,372               0
                                                                   --------------  --------------  --------------
        Net cash used in investing activities....................      (2,346,796)    (23,149,930)     (7,645,881)
                                                                   --------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits.......................................       4,619,689      24,449,208       6,390,363
  Net increase in securities sold under repurchase agreements....       5,390,431       3,766,347               0
  Borrowings under note payable..................................               0       2,650,000               0
  Repayment of note payable......................................      (1,200,000)       (950,000)       (750,000)
  Redemption of subordinated debentures..........................               0        (274,250)              0
  Cash dividends.................................................        (620,130)       (378,632)       (295,151)
  Issuance of common stock in connection with rights offering....       6,754,095               0               0
  Issuance of common stock for option agreements.................          57,625               0               0
                                                                   --------------  --------------  --------------
        Net cash provided by financing activities................      15,001,710      29,262,673       5,345,212
                                                                   --------------  --------------  --------------
NET INCREASE IN CASH AND CASH EQUIVALENTS........................      16,976,244       9,908,620         706,082

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.....................      22,880,382      12,971,762      12,265,680
                                                                   --------------  --------------  --------------
CASH AND CASH EQUIVALENTS, END OF YEAR...........................  $   39,856,626  $   22,880,382  $   12,971,762
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

 The accompanying notes are an integral part of these consolidated statements.

                            CNB, INC. AND SUBSIDIARY

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION AND NATURE OF OPERATIONS

    CNB, Inc. (the "Company") is a registered bank holding company incorporated in Florida. The Company operates a wholly owned banking subsidiary, CNB National Bank (the "Bank"), which is chartered as a national bank in Lake City, Florida. The Bank is a member of the Federal Reserve System and conducts business from a total of 11 offices in north Florida. The Company offers a full range of lending and deposit products.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company follows generally accepted accounting principles and reporting practices applicable to the banking industry.

RECLASSIFICATIONS

    Certain amounts and captions presented in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation. Financial statements and other information have been reclassified to conform to reflect the two-for-one stock split effective August 17, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES

    AVAILABLE FOR SALE

    Securities available for sale represent investment securities which are used for asset/liability, liquidity, and other funds that management purposes are deemed to have indefinite holding periods. These securities are recorded at fair value, with unrealized gain and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity.

    HELD TO MATURITY

    Securities held to maturity represent investment securities where the Company's intent and ability is to hold to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts.

    Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LOANS AND LOAN FEES

    Loans are stated at the amount of unpaid principal, reduced by an allowance for loan loss. Interest on substantially all loans other than installment loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding. Interest on some installment loans is recognized using the rule-of-78s method, the results of which are not materially different than the interest method.

    Loan fees, net of loan origination costs, are capitalized and amortized as yield adjustments over the respective loan terms using a method which does not differ significantly from the interest method. For 1997, 1996 and 1995 loan fees included in interest and fees on loans amounted to $531,454, $410,033 and $400,602 respectively.

ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is established through a provision for loan losses charged to income. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb inherent losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on loans that are 90 days or more past due, unless substantially collateralized and in the process of collection, or sooner if, in the opinion of management, the borrower's financial condition is such that collection of principal or interest is doubtful.

PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expenses as incurred. Gains and losses on dispositions are reflected in income.

    Long-lived assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset.

OTHER REAL ESTATE OWNED

    Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or at fair value, less cost to sell.

INTANGIBLES

    The Company has intangible assets with carrying amounts of $1,556,689, $1,725,854 and $928,000 at December 31, 1997, 1996 and 1995 respectively.
Intangible assets consist of core deposits and goodwill. Core deposit intangibles are being amortized over a 10-year period using the straight-line method. Goodwill is being amortized over a 15-year period on a straight-line basis. Amortization of all intangible assets was $201,696, $158,465 and $150,862 for 1997, 1996 and 1995 respectively.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Periodically, the Company reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amounts of the assets are not recoverable.

INCOME TAXES

    The Company uses the liability method of accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

    The Company and the Bank file consolidated federal and state income tax returns. Under a tax-sharing arrangement, income tax charges or credits are generally allocated to the Company and the Bank on the basis of their respective taxable income or loss that is included in the consolidated income tax return, as determined by the separate return method.

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standard ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on weighted average number of shares of common stock. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options (Note 15). Common stock equivalents are determined using the treasury method for diluted shares outstanding. The difference between diluted and basic shares outstanding is common stock equivalents from stock options outstanding in the years ended December 31, 1997, 1996 and 1995.

CASH FLOW INFORMATION

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods and all items have an original maturity of 90 days or less. Cash paid for interest was $8,308,219, $6,632,799 and $5,479,743 during 1997, 1996 and 1995 respectively, and cash paid for income taxes was $1,785,000, $1,247,912 and $930,047 during 1997, 1996 and 1995 respectively.

3. ACQUISITION

    On August 31, 1996, the Company acquired Riherd, Inc. ("Riherd") and its wholly owned subsidiary bank, Farmers and Dealers Bank ("F&D") of Lake Butler, Florida, which had assets of $48.0 million. F&D operated from its Lake Butler headquarters and its two branch offices in Alachua County. The acquisition was effected through the Company's issuance of 596,344 of its common shares valued at approximately $2.9 million and the payment of approximately $2.7 million in cash to Riherd's shareholders. As a part of this transaction, Riherd and F&D were merged into the Company and the Bank, respectively.

    The acquisition was accounted for by the Company as a purchase transaction and resulted in goodwill of approximately $990,000. Goodwill is being amortized over a 15-year period on a straight-line basis. Operating results of Riherd and F&D after August 31, 1996 are included in the accompanying consolidated statements of income.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

4. INVESTMENT SECURITIES

    Amortized cost and estimated fair value of investment securities available for sale at December 31, 1997 are as follows:

                                                   U.S.        U.S.        STATE,     MORTGAGE-
                                                 TREASURY   GOVERNMENT   COUNTY, AND   BACKED
                                                SECURITIES   AGENCIES     MUNICIPAL   SECURITIES   OTHER      TOTAL
                                                ----------  -----------  -----------  ---------  ---------  ----------
Amortized cost................................  $26,947,111 1$4,667,695   $1,415,030  $8,018,219 $1,387,750 $52,435,805
Gross unrealized:
  Gains.......................................     272,803      34,362       72,416      88,778          0     468,359
  Losses......................................        (613)    (17,965)           0     (42,777)         0     (61,355)
                                                ----------  -----------  -----------  ---------  ---------  ----------
Estimated fair value..........................  $27,219,301 1$4,684,092   $1,487,446  $8,064,220 $1,387,750 $52,842,809
                                                ----------  -----------  -----------  ---------  ---------  ----------
                                                ----------  -----------  -----------  ---------  ---------  ----------

    Amortized cost and estimated fair value of investment securities available for sale at December 31, 1996 are as follows:

                                                  U.S.        U.S.        STATE,     MORTGAGE-
                                                TREASURY   GOVERNMENT   COUNTY, AND    BACKED
                                               SECURITIES   AGENCIES     MUNICIPAL   SECURITIES    OTHER      TOTAL
                                               ----------  -----------  -----------  ----------  ---------  ----------
Amortized cost...............................  $32,014,271 1$5,159,067   $1,662,660  $10,715,891 $1,209,450 $60,761,339
Gross unrealized:
  Gains......................................     154,666      13,862      100,814       78,597          0     347,939
  Losses.....................................     (58,280)    (86,072)           0      (93,429)    (5,140)   (242,921)
                                               ----------  -----------  -----------  ----------  ---------  ----------
Estimated fair value.........................  $32,110,657 1$5,086,857   $1,763,474  $10,701,059 $1,204,310 $60,866,357
                                               ----------  -----------  -----------  ----------  ---------  ----------
                                               ----------  -----------  -----------  ----------  ---------  ----------

    Amortized cost and estimated fair value of investment securities held to maturity, consisting of mortgage backed securities, are summarized as follows:

                                                                           1997          1996           1995
                                                                       ------------  -------------  -------------
Amortized cost.......................................................  $  8,096,443  $  10,008,604  $  13,246,806
Gross unrealized:
  Gains..............................................................         6,073          9,224         34,666
  Losses.............................................................      (166,776)      (295,945)      (228,927)
                                                                       ------------  -------------  -------------
Estimated fair value.................................................  $  7,935,740  $   9,721,883  $  13,052,545
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

    During 1997, no investment securities available for sale were sold. During 1996, investment securities available for sale with a carrying amount of $4,039,164 were sold for $4,014,219, resulting in a loss of $24,945. During 1995, investment securities available for sale with a carrying amount of $3,083,383 were sold for $3,086,221, resulting in a gain of $2,838.

    Interest income earned on tax-exempt securities in 1997 and 1996 was $90,955 and $32,130. Dividends of $84,031 and $64,564 on stock of the Federal Reserve Bank and the Federal Home Loan Bank are included in interest on investment securities available for sale in 1997 and 1996, respectively.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

4. INVESTMENT SECURITIES (CONTINUED)
    The amortized cost and estimated fair value of securities at December 31, 1997, by contractual maturity, are shown below:

                                                            INVESTMENT SECURITIES        INVESTMENT SECURITIES
                                                              AVAILABLE FOR SALE            HELD TO MATURITY
                                                         ----------------------------  --------------------------
                                                           AMORTIZED      ESTIMATED     AMORTIZED     ESTIMATED
                                                             COST        FAIR VALUE        COST       FAIR VALUE
                                                         -------------  -------------  ------------  ------------
Due in:
  One year or less.....................................  $  14,500,187  $  14,514,531  $          0  $          0
  After one through five years.........................     25,207,144     25,485,950             0             0
  After five through ten...............................      2,714,505      2,743,925             0             0
  Over ten years.......................................        608,000        646,433             0             0
  Mortgage-backed securities and others................      9,405,969      9,451,970     8,096,443     7,935,740
                                                         -------------  -------------  ------------  ------------
                                                         $  52,435,805  $  52,842,809  $  8,096,443  $  7,935,740
                                                         -------------  -------------  ------------  ------------
                                                         -------------  -------------  ------------  ------------

    At December 31, 1997, U. S. Treasury and Government agency securities with an amortized cost of $18,775,758 and an estimated fair value of $19,015,305 were pledged to secure public funds, treasury tax and loan deposits, and repurchase agreements.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

5. LOANS, ALLOWANCE FOR LOAN LOSSES, AND NONPERFORMING ASSETS

    Loans at December 31 were comprised of the following (in thousands):

                                                                                               1997        1996
                                                                                            ----------  ----------
Commercial, financial, and agricultural...................................................  $   69,238  $   68,595
Real estate--construction.................................................................       3,336       4,029
Real estate--mortgage.....................................................................      68,561      56,787
Installment and consumer lines............................................................      18,514      19,413
                                                                                            ----------  ----------
  Total loans, net of unearned discount...................................................     159,649     148,824
Less allowance for loan losses............................................................      (1,495)     (1,396)
                                                                                            ----------  ----------
  Net loans...............................................................................  $  158,154  $  147,428
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Activity in the allowance for loan losses account was as follows:

                                                                               1997          1996         1995
                                                                           ------------  ------------  -----------
Balance beginning of year................................................  $  1,395,899  $    945,770  $   827,052
  Acquired in acquisition................................................             0       370,195            0
  Provision..............................................................       440,000       335,000      230,000
  Charge-offs............................................................      (407,811)     (282,904)    (170,478)
  Recoveries.............................................................        67,253        27,838       59,196
                                                                           ------------  ------------  -----------
Balance at end of year...................................................  $  1,495,341  $  1,395,899  $   945,770
                                                                           ------------  ------------  -----------
                                                                           ------------  ------------  -----------

    Loans on a nonaccrual basis totaled approximately $1,045,000 and $87,000 at December 31, 1997 and 1996, respectively. Foregone interest which would have otherwise been recorded on nonaccrual loans, including those loans that were nonaccrual at sometime during the year and later paid, reinstated or charged off, was approximately $51,000, $25,000 and $48,000 in 1997, 1996 and 1995,
respectively. In addition to nonaccrual loans, nonperforming assets include other real estate owned, property acquired by foreclosure in settlement of debt. Other real estate owned was $320,427 and $87,960 at December 31, 1997 and 1996, respectively, and is included in other assets in the accompanying statements of financial condition.

    The Company recognizes income on impaired loans primarily on the cash basis. Any change in the present value of expected cash flows is recognized through the allowance for loan losses. Impaired loan information for the year ended December 31, 1997, is as follows:

Impaired loans with an allowance................................................  $ 811,725
Impaired loans without an allowance (1).........................................    583,300
                                                                                  ---------
  Total impaired loans..........................................................  $1,395,025
                                                                                  ---------
                                                                                  ---------
Allowance for impaired loans....................................................  $ 266,513
                                                                                  ---------
                                                                                  ---------
Interest income recognized on impaired loans during the year....................  $  72,954
                                                                                  ---------
                                                                                  ---------

------------------------

(1) Impaired loans determined to be carried at or below fair value of the underlying collateral and, as such, do not require an allowance.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

5. LOANS, ALLOWANCE FOR LOAN LOSSES, AND NONPERFORMING ASSETS (CONTINUED) The average balance of impaired loans during the year approximated $1 million.

6. PREMISES AND EQUIPMENT

    Premises and equipment were comprised of the following components at December 31:

                                                                     1997           1996
                                                                 -------------  -------------
Building and improvements......................................  $   8,251,202  $   7,680,351
Equipment and furnishings......................................      3,936,613      3,378,601
Land...........................................................      1,927,139      1,960,439
                                                                 -------------  -------------
                                                                    14,114,954     13,019,391
Less accumulated depreciation..................................     (3,998,124)    (3,559,998)
                                                                 -------------  -------------
                                                                 $  10,116,830  $   9,459,393
                                                                 -------------  -------------
                                                                 -------------  -------------

    Depreciation was $626,369, $421,221 and $365,041 for 1997, 1996 and 1995,
respectively.

7. DEPOSITS

    At December 31, 1997, the scheduled maturities of time certificates of deposit are as follows (in thousands):

1998..............................................................  $  94,419
1999..............................................................     14,688
2000..............................................................     10,695
2001..............................................................      3,164
2002 and thereafter...............................................        467
                                                                    ---------
                                                                    $ 123,433
                                                                    ---------
                                                                    ---------

8. REPURCHASE AGREEMENTS

    The Bank has entered into repurchase agreements with several customers under which the Bank pledges investment securities owned and under its control as collateral against the one-day agreements. The daily average balance of these agreements during 1997 and 1996 was approximately $4,738,074 and $520,000, respectively. Interest expense in 1997 and 1996 was $238,388 and $25,023, respectively, resulting in an average rate paid of 5.03% in 1997 and 4.81% in 1996. The highest amount outstanding during 1997 and 1996 was $9,156,788 and $5,035,000, respectively.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

9. NOTES PAYABLE

    The Company is indebted under the following notes payable at December 31:

                                                                                            1997          1996
                                                                                        ------------  ------------
Notes payable, collateralized by all issued and outstanding common stock of the Bank, at prime less .50%, interest only payable monthly until September 1997, then principal and interest payable monthly over a seven-year period.....................  $  1,450,000  $  2,650,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    On January 22, 1998, the Company paid off the notes payable.

    The Company also has available lines of credit with certain other financial institutions totaling $4,000,000. The amount outstanding as of December 31, 1997 is $0.

10. OTHER OPERATING EXPENSES

    Components of other operating expenses are as follows (in thousands):

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Data processing......................................................................  $     519  $     298  $     213
Postage and delivery.................................................................        336        219        193
Advertising and promotion............................................................        257        237        166
Supplies.............................................................................        231        133         94
Amortization of intangible assets....................................................        202        158        151
Telephone............................................................................        185        105         94
Legal and professional...............................................................        158        134         84
Loan expense.........................................................................        135        120         91
Regulatory fees......................................................................        119        176        302
Administrative.......................................................................        103         92         81
Other................................................................................        322        268        190
                                                                                       ---------  ---------  ---------
                                                                                       $   2,567  $   1,940  $   1,659
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The Company was notified during the third quarter of 1996 of the amount of the FDIC's one-time special assessment based on the Company's Savings Association Insurance Fund (SAIF)-assessable deposits. The assessment, authorized by the Deposit Insurance Funds Act of 1996, applied to all banking institutions with deposits insured by SAIF and amounted to $326,823 for the Company.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

11. INCOME TAXES

    The income tax provision (benefit) for the years ended December 31, 1997, 1996 and 1995 consisted of the following components:

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Current:
  Federal...............................................................  $  1,438,319  $  1,229,237  $    789,801
  State.................................................................       173,042       183,792       100,000
                                                                          ------------  ------------  ------------
    Total...............................................................  $  1,611,361  $  1,413,029  $    889,801
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Deferred:
  Federal...............................................................  $    (69,441) $   (149,193) $    111,719
  State.................................................................        38,859       (16,575)       12,410
                                                                          ------------  ------------  ------------
    Total...............................................................  $    (30,582) $   (165,768) $    124,129
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Total:
  Federal...............................................................  $  1,368,878  $  1,080,044  $    901,520
  State.................................................................       211,901       167,217       112,410
                                                                          ------------  ------------  ------------
    Total...............................................................  $  1,580,779  $  1,247,261  $  1,013,930
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Significant components of and the resultant deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                                                           1997        1996
                                                                        ----------  ----------
Deferred tax liabilities:
  Property and equipment..............................................  $  513,099  $  505,255
  Unearned loan fees..................................................      28,495      27,288
  Unrealized gain on investment securities available for sale.........     151,813      39,172
                                                                        ----------  ----------
                                                                           693,407     571,715
                                                                        ----------  ----------
Deferred tax assets:
  Loan loss provisions................................................     432,237     387,881
  Intangible assets...................................................      79,829      58,945
  Net operating loss carryover of acquiree............................           0      27,138
  Other items.........................................................      44,007      42,476
                                                                        ----------  ----------
                                                                           556,073     516,440
                                                                        ----------  ----------
Net deferred tax liability............................................  $  137,334  $   55,275
                                                                        ----------  ----------
                                                                        ----------  ----------

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

11. INCOME TAXES (CONTINUED)
    The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

                                                                            1997       1996       1995
                                                                          ---------  ---------  ---------
Statutory rates.........................................................       34.0%      34.0%      34.0%
Increase (decrease) resulting from:
  Effect of tax-exempt income...........................................       (2.3)      (2.4)      (2.4)
  State income taxes, net...............................................        2.5        3.1        2.6
  Nondeductible expenses................................................        0.5        0.3        1.3
                                                                                ---        ---        ---
                                                                               34.7%      35.0%      35.5%
                                                                                ---        ---        ---
                                                                                ---        ---        ---

12. LOANS TO RELATED PARTIES

    Certain officers and directors, and companies in which they held a 10% or more beneficial ownership, were indebted (or in some cases, guaranteed loans) to the Bank. An analysis of such activities follows:

                                                                      1997           1996
                                                                  -------------  -------------
Balance, January 1..............................................  $   2,032,728  $   1,811,794
  New loans and advances........................................      4,425,130      2,904,192
  Repayments (excluding renewals)...............................     (2,008,093)    (2,683,258)
                                                                  -------------  -------------
Balance, December 31............................................  $   4,449,765  $   2,032,728
                                                                  -------------  -------------
                                                                  -------------  -------------

    The loans analyzed above were made in the normal course of business at prevailing interest rates and terms.

13. DIVIDEND RESTRICTIONS

    The Company's primary source of funds is dividends it receives from the Bank. The payment of dividends by the Bank, in turn, is subject to the regulations of the Comptroller of the Currency, which require, among other things, that dividends be paid only from net profits of the current and immediately preceding two years. At December 31, 1997, the Bank had approximately $2,189,000 of retained earnings available for dividends to the Company without being required to seek special regulatory approvals.

14. EQUITY

    DIVIDENDS DECLARED

    During 1997, the Company declared cash dividends of $.03 per share for the first and second quarters and $.04 per share for the third and fourth quarters.

    COMMON STOCK

    On July 15, 1997, the Company issued 968,960 shares of common stock at $7 per share.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

15. STOCK OPTIONS

    Key officers of the Company have been granted incentive stock options to purchase the Company's common stock. Generally, the options become exercisable 20% in each year following the year of grant, and expire ten years after the date they first become exercisable. The grant price of all options has been equal to the estimated fair market value of a share of stock as of the date of grant.

    The Company has chosen to continue to account for its options under the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees," and thus has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

    As of January 1, 1997, 143,016 options were outstanding. During the year, 14,550 options were exercised (12,000 options at $5 and 2,550 options at $4) and 34,000 new options were granted (at $7). Eight hundred fifty options were forfeited and no options expired during 1997. Of the 160,766 options outstanding at December 31, 1997, 115,374 are fully vested and exercisable as of December 31, 1997. No options were exercised, granted, forfeited or expired during 1996.

    The following table summarizes information about stock options outstanding at December 31, 1997.

                                                                          OUTSTANDING                     EXERCISABLE
                                                            ---------------------------------------  ----------------------
                                                                                          AVERAGE                 AVERAGE
EXERCISE                                                                   AVERAGE       EXERCISE                EXERCISE
PRICE RANGE                                                  SHARES         LIFE           PRICE      SHARES       PRICE
----------------------------------------------------------  ---------  ---------------  -----------  ---------  -----------
$3.06--$3.64..............................................     49,226          1.80      $    3.22      49,226   $    3.22
$4.00--$4.68..............................................     67,108          4.27           4.14      58,148        3.78
$5.20--$7.00..............................................     44,432          5.75           6.57       8,000        6.70
                                                            ---------           ---          -----   ---------       -----
  Total...................................................    160,766          3.93      $    4.53     115,374   $    3.94
                                                            ---------           ---          -----   ---------       -----
                                                            ---------           ---          -----   ---------       -----

    Under SFAS No. 123, the Company would be required to disclose the effect of all awards granted in fiscal years that begin after December 15, 1994. The Company did not grant any options during 1995 or 1996. On November 1, 1997, 34,000 options were granted at the fair market value of the stock on November 1, 1997 (estimated at $7).

16. EMPLOYEE BENEFITS

    PROFIT-SHARING PLAN

    The Company sponsors a 401(k) profit-sharing plan in which substantially all full-time employees are eligible to participate. This plan allows eligible employees to save portions of their salaries on a pretax basis. Contributions to the plan are discretionary. Contributions and administrative expenses related to the plan totaled $84,343 and $54,650 for the years ended December 31, 1997 and 1996, respectively.

    HEALTH AND WELFARE PLAN

    The Company also provides health care and life insurance benefits to all employees through Florida Bankers Insurance Trust. Total cost related to these benefits for 1997 and 1996 were $319,417 and $268,626, respectively.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

17. CAPITAL

    The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). If such minimum amounts and ratios are met, the Bank is considered "adequately capitalized." If a bank exceeds the requirements of "adequately capitalized" and meets even more stringent minimum standards, it is considered to be "well capitalized." Management believes that as of December 31, 1997 and 1996, the Bank meets and exceeds all capital adequacy requirements to which it is subject.

    As of December 31, 1997, the most recent notification from the Bank's regulatory agency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed the institution's category.

                                                                                  ADEQUATELY                   WELL
                                                             ACTUAL               CAPITALIZED               CAPITALIZED
                                                             AMOUNT      RATIO      AMOUNT        RATIO       AMOUNT        RATIO
                                                            ---------  ---------  -----------     -----     -----------     -----
As of December 31, 1997:
  Total capital (to risk-weighted assets):
    Consolidated..........................................  $  28,708       18.7%  $  12,306          8.0%   $  15,383         10.0%
    Bank..................................................     22,868       14.8      12,387          8.0       15,484         10.0
  Tier I capital (to risk-weighted assets):
    Consolidated..........................................     27,213       17.7       6,153          4.0        9,230          6.0
    Bank..................................................     21,373       13.8       6,194          4.0        9,291          6.0
  Tier I capital (to average assets):
    Consolidated..........................................     27,213       10.2      10,671          4.0       13,339          5.0
    Bank..................................................     21,373        8.0      10,670          4.0       13,338          5.0
As of December 31, 1996:
  Total capital (to risk-weighted assets):
    Consolidated..........................................     19,267       13.6      11,352          8.0       14,189         10.0
    Bank..................................................     21,538       15.2      11,347          8.0       14,183         10.0
  Tier I capital (to risk-weighted assets):
    Consolidated..........................................     17,871       12.6       5,676          4.0        8,514          6.0
    Bank..................................................     20,142       14.2       5,673          4.0        8,510          6.0
  Tier I capital (to average assets):
    Consolidated..........................................     17,871        7.3       9,856          4.0       12,320          5.0
    Bank..................................................     20,142        8.2       9,855          4.0       12,319          5.0

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

18. COMMITMENTS AND CONTINGENCIES

    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    The financial statements do not reflect various commitments and contingent liabilities, or off-balance sheet risks, that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and to honor standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank's involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

    The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments.

    Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted. Commitments to extend credit amount to $12,211,426 and $12,355,074 at December 31, 1997 and 1996, respectively.

    Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. The Company had $1,550,622 and $232,000 of standby letters of credit outstanding at December 31, 1997 and 1996, respectively. The Company does not anticipate any material losses as a result of participating in standby letters of credit or commitments to extend credit.

    CONCENTRATIONS OF CREDIT RISK

    The Bank originates residential and commercial real estate loans and other consumer and commercial loans primarily in the north-central Florida area. In addition, the Bank occasionally purchases loans, primarily in Florida. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Bank's market area.

    FEDERAL RESERVE REQUIREMENT

    The Federal Reserve Board requires that certain banks maintain reserves, based on their average deposits, in the form of vault cash and average deposit balances at a Federal Reserve Bank. The requirement as of December 31, 1997 and 1996 was approximately $2.9 million and $2.4 million, respectively.

    LEGAL CONTINGENCIES

    In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

18. COMMITMENTS AND CONTINGENCIES (CONTINUED) not expected to have a material adverse effect on the consolidated financial condition, operations, or liquidity of the Company.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Many of the Company's assets and liabilities are short-term financial instruments whose carrying values approximate fair value. These items include cash and due from banks, interest-bearing deposits with other banks, federal funds sold, and securities sold under repurchase agreements. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The resulting fair values may be significantly affected by the assumptions used, including the discount rates and estimates of future cash flows.

    The methods and assumptions used to estimate the fair value of the Company's other financial instruments are as follows:

    INVESTMENT SECURITIES

    Fair values for investment securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

    LOANS

    The loan portfolio is segregated into categories and the fair value of each loan category is calculated using present value techniques based on projected cash flows and estimated discount rates. The calculated present values are then reduced by an allocation of the allowance for loan losses against each respective loan category.

    DEPOSITS

    The fair values of noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts are the amounts payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

    NOTES PAYABLE

    The carrying value of the Company's notes payable approximates fair value, as the current rate approximates the market rate.

    COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

    The estimated fair values for other financial instruments and off-balance sheet loan commitments are considered to approximate carrying amounts at December 31, 1997 and 1996.

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

19. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The Company's financial instruments which have estimated fair values differing from their respective carrying values are presented as follows (in thousands):

                                                        1997                    1996
                                               ----------------------  ----------------------
                                                CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                 AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                               ----------  ----------  ----------  ----------
Financial assets:
  Investment securities held to maturity.....  $    8,096  $    7,936  $   10,009  $    9,722
  Net loans..................................     158,154     158,343     147,428     147,605
Financial liabilities:
  Time deposits..............................     123,433     123,111     114,511     114,494

    While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 should not necessarily be considered to apply at subsequent dates.

20. CONDENSED FINANCIAL DATA (PARENT COMPANY ONLY)

                       STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1997 AND 1996

                                                                                         1997           1996
                                                                                     -------------  -------------
                                                     ASSETS
Cash and cash equivalents..........................................................  $   7,253,476  $     344,689
Investment in Bank.................................................................     23,056,750     21,795,997
Other assets.......................................................................        175,493        202,647
                                                                                     -------------  -------------
    Total assets...................................................................  $  30,485,719  $  22,343,333
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Notes payable....................................................................  $   1,450,000  $   2,650,000
  Other liabilities................................................................         10,500         24,500
                                                                                     -------------  -------------
    Total liabilities..............................................................      1,460,500      2,674,500
                                                                                     -------------  -------------

Shareholders' equity:
  Common stock.....................................................................  $      48,568  $      38,758
  Additional paid-in capital.......................................................     19,465,132     12,663,222
  Retained earnings................................................................      9,256,327      6,901,006
  Unrealized gain on investment securities available for sale, net of taxes........        255,192         65,847
                                                                                     -------------  -------------
    Total shareholders' equity.....................................................     29,025,219     19,668,833
                                                                                     -------------  -------------
    Total liabilities and shareholders' equity.....................................  $  30,485,719  $  22,343,333
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

                              STATEMENTS OF INCOME

20. CONDENSED FINANCIAL DATA (PARENT COMPANY ONLY) (CONTINUED)

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Dividend income.........................................................  $  1,913,114  $  1,913,114  $  1,315,266
Interest income.........................................................       195,081        27,452        12,088
Interest expense........................................................      (169,235)     (132,506)     (161,467)
                                                                          ------------  ------------  ------------
Net interest and dividend income........................................     1,938,960     1,808,060     1,165,887
Noninterest expense, net................................................       (40,313)      (41,650)       (9,974)
                                                                          ------------  ------------  ------------
Income before income taxes and equity in undistributed net income of
  subsidiary............................................................     1,898,647     1,766,410     1,155,913
Income tax benefit......................................................         5,396        54,721        59,439
                                                                          ------------  ------------  ------------
Income before equity in undistributed net income of subsidiary..........     1,904,043     1,821,131     1,215,352
Equity in undistributed net income of subsidiary........................     1,071,408       492,150       625,904
                                                                          ------------  ------------  ------------
Net income..............................................................  $  2,975,451  $  2,313,281  $  1,841,256
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                            CNB, INC. AND SUBSIDIARY

                        DECEMBER 31, 1997, 1996 AND 1995

                            STATEMENTS OF CASH FLOWS

20. CONDENSED FINANCIAL DATA (PARENT COMPANY ONLY) (CONTINUED)

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Cash flows from operating activities
    Net income..........................................................  $  2,975,451  $  2,313,281  $  1,841,256
    Adjustments to reconcile net income to net cash provided by operating activities:
        Undistributed earnings of subsidiary............................    (1,071,408)     (492,150)     (625,904)
        Changes in assets and liabilities:
            Other assets................................................        27,154      (171,542)       29,052
            Other liabilities...........................................       (14,000)          539        15,765
                                                                          ------------  ------------  ------------
        Net cash provided by operating activities.......................     1,917,197     1,650,128     1,260,169
                                                                          ------------  ------------  ------------
Cash flows from investing activities:
    Cash paid related to acquisition, net of cash received..............             0    (2,670,177)            0
                                                                          ------------  ------------  ------------
Cash flows from financing activities:
    New borrowings under notes payable..................................             0     2,650,000             0
    Payments on notes payable...........................................    (1,200,000)     (950,000)     (750,000)
    Redemption of convertible subordinated debentures...................             0      (274,250)            0
    Cash dividends......................................................      (620,130)     (378,632)     (295,151)
    Proceeds from issuance of common stock..............................     6,811,720             0             0
                                                                          ------------  ------------  ------------
        Net cash provided by financing activities.......................     4,991,590     1,047,118    (1,045,151)
                                                                          ------------  ------------  ------------
Net increase in cash and cash equivalents...............................     6,908,787        27,069       215,018
Cash and cash equivalents, beginning of year............................       344,689       317,620       102,602
                                                                          ------------  ------------  ------------
Cash and cash equivalents, end of year..................................  $  7,253,476  $    344,689  $    317,620
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                            CNB, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                  (UNAUDITED)

                                                                                                     SEPTEMBER 30,
                                                                                                         1998
                                                                                                     -------------
                                                                                                      (THOUSANDS)
                                              ASSETS
CASH AND CASH EQUIVALENTS:
    Cash and due from banks........................................................................   $    10,197
    Federal funds sold.............................................................................        35,725
    Interest bearing deposits in other banks.......................................................         5,961
                                                                                                     -------------
      Total Cash and Cash Equivalents..............................................................        51,883
Investment securities available for sale...........................................................        42,717
Investment securities held to maturity.............................................................         5,597
Loans:
  Commercial, Financial & Agricultural.............................................................        78,643
  Real Estate--Mortgage............................................................................        71,966
  Real Estate--Construction........................................................................         5,801
  Installment & Consumer Lines.....................................................................        20,212
                                                                                                     -------------
      Total Loans, net of unearned discount........................................................       176,622
Less: Allowance for Loan Losses....................................................................        (1,602)
                                                                                                     -------------
  Net Loans........................................................................................       175,020
Premises and equipment, net........................................................................        10,792
Other assets.......................................................................................         4,557
                                                                                                     -------------
      TOTAL ASSETS.................................................................................   $   290,566
                                                                                                     -------------
                                                                                                     -------------
                               LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
  Deposits:
    Noninterest bearing demand.....................................................................   $    31,293
    Savings, Time & Demand.........................................................................       179,186
    Time, $100,000 & over..........................................................................        38,694
                                                                                                     -------------
      Total Deposits...............................................................................       249,173
    Securities sold under repurchase agreements....................................................         7,635
    Other liabilities..............................................................................         3,203
                                                                                                     -------------
      Total Liabilities............................................................................       260,011
                                                                                                     -------------
SHAREHOLDERS' EQUITY
Preferred stock; $.01 par value; 500,000 shares authorized; no shares issued or outstanding........            --
Common stock; $.01 par value; 10,000,000 shares authorized; 4,856,770 shares issued and
  outstanding......................................................................................            49
Additional paid-in capital.........................................................................        19,465
Retained earnings..................................................................................        10,594
Unrealized gain on investment securities available for sale, net of taxes..........................           447
                                                                                                     -------------
  Total Shareholders' Equity.......................................................................        30,555
                                                                                                     -------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................................................   $   290,566
                                                                                                     -------------
                                                                                                     -------------

                            CNB, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                                            NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                          ----------------------
                                                                                             1998        1997
                                                                                          ----------  ----------

INTEREST INCOME                                                                               (IN THOUSANDS)
    Interest and fees on loans..........................................................  $   11,711  $   10,799
    Interest on investment securities held to maturity..................................         271         378
    Interest on investment securities available for sale................................       2,253       2,755
    Interest on federal funds sold......................................................       1,189         437
    Interest on interest bearing deposits...............................................         242          31
                                                                                          ----------  ----------
        Total Interest Income...........................................................      15,666      14,400
INTEREST EXPENSE
    Interest on deposits................................................................       6,724       6,101
    Interest on notes payable...........................................................           7         136
    Interest on short-term borrowings...................................................         261         179
                                                                                          ----------  ----------
        Total Interest Expense..........................................................       6,992       6,416
                                                                                          ----------  ----------
            Net Interest Income.........................................................       8,674       7,984
PROVISION FOR LOAN LOSS.................................................................         400         330
                                                                                          ----------  ----------
    Net Interest Income After Provision for Loan Loss...................................       8,274       7,654
NONINTEREST INCOME
    Service charges.....................................................................       1,304       1,274
    Other fees and charges..............................................................         410         344
    Gain on sale of securities..........................................................           2           1
                                                                                          ----------  ----------
        Total Noninterest Income........................................................       1,716       1,619
                                                                                          ----------  ----------
NONINTEREST EXPENSE
    Salaries and employee benefits......................................................       3,506       2,950
    Occupancy and equipment expenses....................................................       1,201       1,026
    Other operating expenses............................................................       2,128       1,872
                                                                                          ----------  ----------
        Total Noninterest Expense.......................................................       6,835       5,848
                                                                                          ----------  ----------
Income Before Income Taxes..............................................................       3,155       3,425
        INCOME TAXES....................................................................       1,088       1,190
                                                                                          ----------  ----------
NET INCOME..............................................................................  $    2,067  $    2,235
                                                                                          ----------  ----------
                                                                                          ----------  ----------
Other Comprehensive Income, Net of Tax
        Unrealized gains on securities:
          Unrealized gains arising during the period....................................         192         140
          Less: reclassification adjustment for gains (losses) included in net income...          (1)         15
                                                                                          ----------  ----------
Other Comprehensive Income..............................................................         191         155
                                                                                          ----------  ----------
Comprehensive Income....................................................................  $    2,258  $    2,390
                                                                                          ----------  ----------
                                                                                          ----------  ----------
EARNINGS PER SHARE (NOTE 3):
        Basic earnings per share........................................................  $     0.43  $     0.54
                                                                                          ----------  ----------
                                                                                          ----------  ----------
        Average common shares...........................................................   4,856,770   4,152,656
                                                                                          ----------  ----------
                                                                                          ----------  ----------
        Diluted earnings per share......................................................  $    0 .42  $     0.53
                                                                                          ----------  ----------
                                                                                          ----------  ----------
        Diluted average common shares and share equivalents.............................   4,969,978   4,211,864
                                                                                          ----------  ----------
                                                                                          ----------  ----------

                            CNB, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                                            THREE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                          ----------------------
                                                                                             1998        1997
                                                                                          ----------  ----------

INTEREST INCOME                                                                               (IN THOUSANDS)
    Interest and fees on loans..........................................................  $    4,073  $    3,711
    Interest on investment securities held to maturity..................................          77         114
    Interest on investment securities available for sale................................         677         914
    Interest on federal funds sold......................................................         469         195
    Interest on interest bearing deposits...............................................          82          27
                                                                                          ----------  ----------
        Total Interest Income...........................................................       5,378       4,961
INTEREST EXPENSE
    Interest on deposits................................................................       2,331       2,106
    Interest on notes payable...........................................................          --          40
    Interest on short-term borrowings...................................................         104          58
                                                                                          ----------  ----------
        Total Interest Expense..........................................................       2,435       2,204
                                                                                          ----------  ----------
            Net Interest Income.........................................................       2,943       2,757
PROVISION FOR LOAN LOSS.................................................................         170          70
                                                                                          ----------  ----------
    Net Interest Income After Provision for Loan Loss...................................       2,773       2,687
NONINTEREST INCOME
    Service charges.....................................................................         451         442
    Other fees and charges..............................................................         128         123
    Gain on sale of securities..........................................................          --           1
                                                                                          ----------  ----------
        Total Noninterest Income........................................................         579         566
                                                                                          ----------  ----------
NONINTEREST EXPENSE
    Salaries and employee benefits......................................................       1,250         983
    Occupancy and equipment expenses....................................................         407         362
    Other operating expenses............................................................         724         658
                                                                                          ----------  ----------
        Total Noninterest Expense.......................................................       2,381       2,003
                                                                                          ----------  ----------
Income Before Income Taxes..............................................................         971       1,250
        INCOME TAXES....................................................................         333         436
                                                                                          ----------  ----------
NET INCOME..............................................................................  $      638  $      814
                                                                                          ----------  ----------
                                                                                          ----------  ----------
Other Comprehensive Income, Net of Tax
        Unrealized gains on securities:
            Unrealized gains arising during the period..................................         144         149
            Less: reclassification adjustment for gains included in net income..........          --          (1)
                                                                                          ----------  ----------
Other Comprehensive Income..............................................................         144         148
                                                                                          ----------  ----------
Comprehensive Income....................................................................  $      782  $      962
                                                                                          ----------  ----------
                                                                                          ----------  ----------
EARNINGS PER SHARE (NOTE 3):
        Basic earnings per share........................................................  $     0.13  $     0.17
                                                                                          ----------  ----------
                                                                                          ----------  ----------
        Average common shares...........................................................   4,856,770   4,697,320
                                                                                          ----------  ----------
                                                                                          ----------  ----------
        Diluted earnings per share......................................................  $     0.13  $     0.17
                                                                                          ----------  ----------
                                                                                          ----------  ----------
        Diluted average common shares and share equivalents.............................   4,969,978   4,756,528
                                                                                          ----------  ----------
                                                                                          ----------  ----------

                            CNB, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                                  (UNAUDITED)

                                                                                                       NET UNREALIZED
                                                               ADDITIONAL                                GAIN (LOSS)
                                                   COMMON        PAID-IN     RETAINED     TREASURY      ON INVESTMENT
                                                    STOCK        CAPITAL     EARNINGS       STOCK        SECURITIES
                                                -------------  -----------  -----------  -----------  -----------------
                                                                              (THOUSANDS)

BALANCE, DECEMBER 31, 1997....................    $      49     $  19,465    $   9,256    $      --       $     255

Net income for the Nine Months Ended September
  30, 1998....................................           --            --        2,067           --              --

Cash Dividends................................           --            --         (729)          --              --

Change in Unrealized Gain on Securities
  Available for Sale, net of taxes............           --            --           --           --             192
                                                        ---    -----------  -----------  -----------          -----

BALANCE, SEPTEMBER 30, 1998...................    $      49     $  19,465    $  10,594    $      --       $     447
                                                        ---    -----------  -----------  -----------          -----
                                                        ---    -----------  -----------  -----------          -----


                                                    TOTAL
                                                SHAREHOLDERS'
                                                   EQUITY
                                                -------------

BALANCE, DECEMBER 31, 1997....................   $    29,025
Net income for the Nine Months Ended September
  30, 1998....................................         2,067
Cash Dividends................................          (729)
Change in Unrealized Gain on Securities
  Available for Sale, net of taxes............           192
                                                -------------
BALANCE, SEPTEMBER 30, 1998...................   $    30,555
                                                -------------
                                                -------------

                            CNB, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                                NINE MONTHS ENDED
                                                                                                  SEPTEMBER 30,
                                                                                               --------------------
                                                                                                 1998       1997
                                                                                               ---------  ---------
                                                                                                      (IN)THOUSANDS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...................................................................................  $   2,067  $   2,235
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization............................................................        666        602
    Provision for loan loss..................................................................        400        330
    Investment securities amortization, net..................................................         54        115
    Changes in asset and liabilities:
      Other Assets...........................................................................       (551)      (150)
      Other Liabilities......................................................................        949        237
                                                                                               ---------  ---------
      Net Cash Provided By Operating Activities..............................................      3,585      3,369
                                                                                               ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investment securities available for sale........................................     (4,163)   (10,171)
Proceeds from called securities available for sale...........................................      3,600      6,750
Proceeds from maturities of securities available for sale....................................      8,000      8,000
Proceeds from sale of securities available for sale..........................................         --         --
Principal payments received on mortgage backed securities available for sale.................      2,970      1,998
Principal payments received on mortgage backed securities held to maturity...................      2,470      1,309
Net increase in loans........................................................................    (17,266)   (10,070)
Purchases of premises and equipment, net.....................................................     (1,197)    (1,125)
                                                                                               ---------  ---------
    Net Cash Used In Investing Activities....................................................     (5,586)    (3,309)
                                                                                               ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits.....................................................................     17,729      2,769
Securities sold under repurchase agreements..................................................     (1,523)       406
Repayment of note payable....................................................................     (1,450)      (900)
Cash dividend(s).............................................................................       (729)      (426)
Purchase of treasury stock...................................................................         --         (2)
Issuance of common stock.....................................................................         --      6,754
                                                                                               ---------  ---------
    Net Cash Provided By Financing Activities................................................     14,027      8,601
                                                                                               ---------  ---------
    Net Increase (Decrease) in Cash and Cash Equivalents.....................................     12,026      8,661
Beginning Balance............................................................................     39,857     22,880
                                                                                               ---------  ---------
Cash and Cash Equivalents at End of Period...................................................  $  51,883  $  31,541
                                                                                               ---------  ---------
                                                                                               ---------  ---------
SUPPLEMENTAL DISCLOSURES:
    Interest Paid............................................................................  $   6,987  $   6,180
                                                                                               ---------  ---------
                                                                                               ---------  ---------
    Taxes Paid...............................................................................  $     722  $   1,355
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                            CNB, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

                                  (UNAUDITED)

NOTE 1. CONSOLIDATION

    The consolidated financial statements include the accounts of CNB, Inc. and its subsidiary bank, CNB National Bank. All significant intercompany accounts and transactions have been eliminated.

NOTE 2. BASIS OF PRESENTATION

    The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB which do not require all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. For further information refer to the consolidated financial statements and footnotes, thereto, included in the Company's annual report on Form 10-KSB for the year-ended December 31, 1997. In the opinion of management, such financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

NOTE 3. EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standard ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share with a presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options. Common stock equivalents are determined using the treasury method for diluted shares outstanding. The difference between diluted and basic shares outstanding is common stock equivalents from stock options outstanding in the periods ended September 30, 1998 and 1997.

NOTE 4. COMPREHENSIVE INCOME

    On January 1, 1998, the Company adopted Statements of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 provides new accounting and reporting standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of this standard did not have a material impact on reported results of operations of the Company. Total comprehensive income is defined as the total of net income and all other changes in equity.

NOTE 5. NEW ACCOUNTING PRONOUNCEMENT

    In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments imbedded in other contracts). The statement is effective for fiscal year 2000. The financial impact of the adoption of this statement has not been determined. However, the affect of the adoption of the statement is not expected to be material.

NOTE 6. 2-FOR-1 STOCK SPLIT

    On July 15, 1998, the Company declared a 2-for-1 common stock split for shareholders of record on August 10, 1998 to be effective on August 17, 1998. The accompanying financial statements have been restated to reflect this stock split.

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    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR OTHER
INFORMATION TO WHICH THIS DOCUMENT REFERS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          8
Use of Proceeds.................................         13
Dilution........................................         14
Market for Common Stock.........................         15
Dividends.......................................         15
Capitalization..................................         16
Selected Consolidated Financial Information and
  Other Data....................................         17
Management's Discussion and Analysis............         19
Business........................................         40
Supervision and Regulation......................         49
Management......................................         52
Certain Transactions............................         57
Security Ownership of Certain Beneficial Owners
  and Management................................         58
Description of the Company's Capital Stock......         59
Underwriting....................................         60
Incorporation of Certain Information by
  Reference.....................................         61
Legal Matters...................................         62
Experts.........................................         62
Index to Consolidated Financial Statements......        F-1

    UNTIL FEBRUARY 23, 1999 ALL DEALERS THAT EFFECT TRANSACTIONS MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                   PROSPECTUS

                                     [LOGO]

                                     [LOGO]

                                JANUARY 29, 1999

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